Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

ERP OPERATING LIMITED PARTNERSHIP,

EQUITY RESIDENTIAL,

AVALONBAY COMMUNITIES, INC.,

LEHMAN BROTHERS HOLDINGS INC.,

and

ARCHSTONE ENTERPRISE LP

November 26, 2012

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6.5	No Undisclosed Liabilities	44
6.6	Absence of Certain Changes or Events	44
6.7	Taxes	45
6.8	Compliance with Laws and Orders	46
6.9	Legal Proceedings; Claims	46
6.10	Executive Compensation	47
6.11	Brokerage Fees	47
6.12	No Other Representations and Warranties	47

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF THE EQUITY RESIDENTIAL PARTIES		48
7.1	Organization and Good Standing	48
7.2	Authorization; Validity of Agreements	48
7.3	Consents and Approvals; No Violations	48
7.4	Capitalization	49
7.5	SEC Reports and Financial Statements	50
7.6	Purchase for Investment	50
7.7	Financing	51
7.8	Valid Issuance of Shares	52
7.9	Brokerage Fees	52
7.10	Non-Reliance	52
7.11	Solvency	53

ARTICLE 8 REPRESENTATIONS AND WARRANTIES OF AVB		53
8.1	Organization and Good Standing	53
8.2	Authorization; Validity of Agreements	54
8.3	Consents and Approvals; No Violations	54
8.4	Capitalization	54
8.5	SEC Reports and Financial Statements	55
8.6	Purchase for Investment	56
8.7	Financing	56
8.8	Valid Issuance of Shares	57
8.9	Brokerage Fees	58
8.10	Non-Reliance	58
8.11	Solvency	59

ARTICLE 9 CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE		59
9.1	Competition Matters	59
9.2	No Injunction or Illegality	59

ARTICLE 10 CONDITIONS TO THE BUYER PARTIES’ OBLIGATION TO CLOSE		60
10.1	Conditions to the Initial Closing	60
10.2	Conditions for Each Extension Closing	64

ARTICLE 11 CONDITIONS TO SELLER’S OBLIGATION TO CLOSE		65
11.1	Conditions for Initial Closing	65
11.2	Conditions for Each Extension Closing	68

ARTICLE 12 CERTAIN PRE-CLOSING COVENANTS OF SELLER AND THE LEHMAN ENTITIES		69
12.1	Conduct of the Archstone Entities Prior to the Initial Closing	69
12.2	Access and Operational Matters	75
12.3	Sales and Marketing of Designated Properties	76
12.4	Acquisition Proposals	77
12.5	Suspension of Archstone IPO	77
12.6	Termination of Confidentiality Agreement	78
12.7	Cure Period	78

ARTICLE 13 ADDITIONAL COVENANTS		78
13.1	Further Assurances	78
13.2	Communications with Governmental Authorities	81
13.3	No Control of Operations	82
13.4	Regulatory Authorizations	82
13.5	Severance Costs; Bonuses	83
13.6	Series O Preferred Units and other Preferred Units	84
13.7	Public Announcements	85
13.8	Tax Matters	86
13.9	Asset Acquisition Statement	88
13.10	Transaction Expenses	88
13.11	Confidentiality	89
13.12	3-14 Financial Statements	90
13.13	Debt Financing	91
13.14	Representative Indemnification	93
13.15	Employee Matters	94
13.16	Mutual Release	96
13.17	Certain Intellectual Property Matters	96
13.18	Hedging Arrangements	96

ARTICLE 14 SURVIVAL; INDEMNIFICATION		97
14.1	Survival	97
14.2	Indemnification	98
14.3	Indemnification Procedures	100
14.4	Existing Claims	103
14.5	Litigation Cooperation	103
14.6	Third Party Recovery	104

ARTICLE 15 TERMINATION		104
15.1	Termination of Agreement	104
15.2	Effect of Termination	106
15.3	Remedies	107

15.4	Specific Performance	109

ARTICLE 16 MISCELLANEOUS PROVISIONS		110
16.1	Notices	110
16.2	Entire Agreement	112
16.3	Amendments and Waivers	113
16.4	Governing Law	113
16.5	Jurisdiction and Venue	113
16.6	WAIVER OF TRIAL BY JURY	114
16.7	Binding Effect	115
16.8	Interpretation	115
16.9	Severability	116
16.10	Counterparts	116
16.11	Third Parties	117
16.12	Assignment	117
16.13	Joint and Several Obligations	117
16.14	Cash Payments	117
16.15	Schedules and Exhibits	117
16.16	Time Periods	117
16.17	No Recourse Against Non-Parties	118

SCHEDULES

Schedule I	Transferred Interests
Schedule II	Lehman Entities
Schedule 1.1(a)	Seller and LBHI Knowledge Parties
Schedule 1.1(b)	Certain Promissory Notes
Schedule 2.3.1(a)	Dividends
Schedule 2.5.1	Deferred Closing Assets
Schedule 2.6	Asset Transfer Actions
Schedule 4.3	LBHI Required Consents
Schedule 4.4.1	Ownership of Equity Interests in Seller
Schedule 4.5	Lehman Entity Brokerage Fees
Schedule 5.3	Seller Required Consents
Schedule 5.5	Seller and Archstone Entity Brokerage Fees
Schedule 5.6.1	Financial Statements
Schedule 6.3.1	Capitalization of the Primary Archstone Entities
Schedule 6.3.2(a)	Capitalization of the Archstone Entities
Schedule 6.3.2(b)	Capitalization of the Archstone Entities - Other
Schedule 6.5	No Undisclosed Liabilities
Schedule 6.6	Absence of Certain Changes or Events
Schedule 6.6.4	Compliance With Interim Operating Covenants
Schedule 6.7.1	Taxes
Schedule 6.7.2	Corporations; Pass-Throughs; REITs
Schedule 6.7.3	Tax Protection Agreements
Schedule 6.7.4	Archstone Entities and Subsidiaries Treated as Partnerships
Schedule 6.7.5	No Section 1374 Liability
Schedule 6.9.2	Legal Proceedings; Claims
Schedule 6.10	Executive Compensation
Schedule 6.11	Archstone Entity Brokerage Fees
Schedule 7.4.2	Capitalization of EQR
Schedule 8.4.2	Capitalization of AVB
Schedule 12.1	Interim Actions
Schedule 12.3	Asset Sale Procedures
Schedule 13.5.2	Employee Plans
Schedule 13.15.3	Individuals to be Terminated at Closing
Schedule 14.2.2	Certain Indemnification Matters

EXHIBITS

Exhibit A	Assumption Agreement
Exhibit B-1	Registration Rights Agreement - ERPOP
Exhibit B-2	Registration Rights Agreement - AVB
Exhibit C-1	Shareholders Agreement - ERPOP
Exhibit C-2	Shareholders Agreement - AVB
Exhibit D	Deferred Closing Asset Escrow Agreement
Exhibit E	Bill of Sale

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Exhibit F	Mutual Release

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made effective as of November 26, 2012, by and among ERP Operating Limited Partnership, an Illinois limited partnership (“ERPOP”), Equity Residential, a Maryland real estate investment trust (“EQR”, and together with “ERPOP”, the “Equity Residential Parties”), AvalonBay Communities, Inc., a Maryland corporation (“AVB”), Lehman Brothers Holdings Inc., a Delaware corporation (“LBHI”), and Archstone Enterprise LP, a Delaware limited partnership (“Seller”).  ERPOP, EQR, AVB, LBHI and Seller are sometimes referred to herein as the “Parties” and each, a “Party.”

WHEREAS, LBHI and the entities set forth on Schedule II (collectively, the “Lehman Entities”), (a) directly or indirectly, own (i) 100% of the preferred Equity Interests in Seller, and (ii) approximately 95% of the common Equity Interests in Seller, and (b) have the sole right to control the disposition of all of the assets and liabilities of Seller;

WHEREAS, Seller is the direct record and beneficial owner of all of the Equity Interests of the Primary Archstone Entities;

WHEREAS, each of ERPOP and AVB (each, a “Buyer Party”) or one or more Buyer Designees desires to purchase (a) from Seller, the Transferred Assets, and (b) from Seller or the applicable Archstone Entity, the Transferred Subsidiary Assets, as further described and defined herein;

WHEREAS, ERPOP and one or more of its Buyer Designees intend that certain of the Transferred Assets and Transferred Subsidiary Assets will be acquired by them as “replacement property” in qualifying exchanges pursuant to Section 1031 of the Code;

WHEREAS, (a) Seller wishes to sell, assign, transfer, convey and deliver to the applicable Buyer Party or Buyer Designee (or cause the applicable Archstone Entity to sell, assign, transfer, convey and deliver to the applicable Buyer Party or Buyer Designee), and LBHI desires to cause Seller or the applicable Archstone Entity to sell, assign, transfer, convey and deliver to the applicable Buyer Party or Buyer Designee, (i) all of Seller’s right and title to and interest in the Transferred Assets, free and clear of all Liens (other than any restrictions on transfer by any applicable Buyer Party or Buyer Designee imposed under applicable securities Laws and Permitted Liens), and (ii) all of Seller’s or the applicable Archstone Entity’s right and title to and interest in the Transferred Subsidiary Assets, free and clear of all Liens (other than any restrictions on transfer by any applicable Buyer Party or Buyer Designee imposed under applicable securities Laws and Permitted Liens), and (b) one or more of the Buyer Parties or Buyer Designees desire to assume all of the Liabilities of Seller (other than the Excluded Liabilities), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Contemplated Transactions are made under and pursuant to the provisions of the Modified Third Amended Joint Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors dated December 6, 2011 that contemplate the wind-down, sale and liquidation of assets of LBHI and its Affiliates; and

WHEREAS, the Parties have taken all actions, including the receipt of all necessary board, partner, shareholder and other similar approvals, to approve this Agreement and the Contemplated Transactions.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Definitions.  When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1.1 or elsewhere in this Agreement.  Accounting terms not otherwise defined in this Agreement shall be interpreted in accordance with GAAP.

“Affiliate” of any particular Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person.  For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Allocated Deferred AVB Share Value” means, with respect to the applicable Retained Deferred Closing Asset, 0.20, multiplied by (a) the number of AVB Common Shares set forth on Schedule 2.5.1 (or as reduced in accordance with the definition of “Retained Escrowed Stock Consideration”) allocated to such Retained Deferred Closing Asset, times (b) $136.00.

“Allocated Deferred EQR Share Value” means, with respect to the applicable Retained Deferred Closing Asset, 0.20, multiplied by (a) the number of EQR Common Shares set forth in Schedule 2.5.1 (or as reduced in accordance with the definition of “Retained Escrowed Stock Consideration”) allocated to such Retained Deferred Closing Asset, times (b) $58.75.

“Allocated Share Value” means the sum of (A) the Allocated Deferred EQR Share Value for each Retained Deferred Closing Asset, and (B) the Allocated Deferred AVB Share Value for each Retained Deferred Closing Asset.

“Antitrust Division” means the Antitrust Division of the Department of Justice of the United States.

“Antitrust Laws” means any of the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate mergers and acquisitions and/or actions having the purpose or effect of lessening competition, monopolization or restraining trade.

“Archstone” means Archstone, a Maryland real estate investment trust.

“Archstone Entities” means, collectively, each of the Subsidiaries of Seller, including the Primary Archstone Entities and Archstone.

“Asset Document Escrow Release Instructions” means the joint instructions provided pursuant to Section 2.5.2(d).

“Assumed Liabilities” means all Liabilities of Seller (including any Liabilities resulting from the Contemplated Transactions), other than any Excluded Liabilities.

“Assumption Agreements” means one or more bills of sale, assignment and assumption agreements, in substantially the form of Exhibit A hereto, pursuant to which (i) Seller transfers any tangible and intangible personal property constituting part of the Transferred Assets (other than any personal property relating to any Deferred Closing Assets), and (ii) a Buyer Designee assumes, and agrees to pay and discharge when due and to indemnify Seller against, the Assumed Liabilities set forth in such agreement.

“AVB Equity Consideration” means 14,889,706 shares of common stock of AVB, par value $0.01 per share.

“AVB Equity Offering” means any public or private offering of AVB Common Shares or other securities of AVB by AVB, on or following the date hereof and prior to the Initial Closing and with respect to which all or a portion of the proceeds from such offering will be used by AVB to fund the AVB Cash Purchase Price Portion.

“AVB Fundamental Representations” means the representations and warranties contained in Section 8.1, 8.2, 8.3, 8.4, 8.6, 8.8, 8.9, 8.10 and 8.11.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code.

“Bankruptcy Event” means, with respect to any Person, the occurrence of any of the following:

(a)                                 a court of competent jurisdiction enters a decree or order for relief in an involuntary case under applicable bankruptcy, insolvency, or other similar Law now or hereinafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official for such Person or for any substantial part of such Person’s property, or ordering the winding up or liquidation of its affairs;

(b)                                 such Person commences a voluntary case under any applicable bankruptcy, insolvency, or other similar Law now or hereinafter in effect, or consents to the entry of an order for relief in an involuntary case under any such Law, or consents to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar official for such Person or for any substantial part of such Person’s property, or makes any general assignment for the benefit of creditors, or fails generally to, or admits in writing its inability, to pay debts as they become due; or

(c)                                  an insolvency case under any applicable bankruptcy, insolvency, or other similar Law now or hereinafter in effect, is commenced against such Person or for the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, or other similar official for such Person or for any substantial part of such Person’s property and a stay is not instituted against such case or such case has not been dismissed within sixty (60) days.

“Business” means the business of the Archstone Entities as of the date of this Agreement.

“Business Day” means each day, other than a Saturday, Sunday or other day on which banks in New York, New York are required by Law to close.

“Buyer Designees” means (a) one or more Subsidiaries of ERPOP (other than EQR, which under no circumstance shall constitute a Buyer Designee) or AVB or both ERPOP and AVB, or (b) an intermediary, exchange accommodation titleholder or other third party intended to facilitate the consummation of the acquisition of one or more of the Transferred Assets or the Transferred Subsidiary Assets as part of an exchange transaction pursuant to Section 1031 of the Code, in each case, that have been designated by ERPOP or AVB in writing as the Persons to purchase and take ownership of the applicable Transferred Assets or Transferred Subsidiary Assets.

“Buyer Closing Mechanics” means the following actions and/or events: (I) the Buyer Parties have executed the Initial Closing Date Escrow Agreement and deposited with the Escrow Agent in accordance with the Initial Closing Date Escrow Agreement (x) all executed counterparts of the Transaction Documents and all other deliverables that the Buyer Parties or any Buyer Designee is required to deliver pursuant to Section 11.1.5 and Section 11.1.6 and (y) the Cash Purchase Price, ERPOP Equity Consideration (other than the Escrowed Deferred Stock Consideration) and AVB Equity Consideration (other than the Escrowed Deferred Stock Consideration), and otherwise complied with all their obligations under the Initial Closing Date Escrow Agreement, and (II) the Buyer Parties have executed the Deferred Closing Asset Escrow Agreement and deposited with the Escrow Agent in accordance with the Deferred Closing Asset Escrow Agreement (x) all the Escrowed Deferred Closing Asset Transfer Documents that the Buyer Parties or any Buyer Designee is a party to and (y) the Escrowed Deferred Stock Consideration, and otherwise complied with all their obligations under the Deferred Closing Asset Escrow Agreement.

“Buyer Party Fundamental Representations” means, collectively, the AVB Fundamental Representations and the ERPOP Fundamental Representations.

“Buyer Related Parties” means, collectively, the Buyer Parties, any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, financing sources (including the AVB Lenders and the ERPOP Lenders), managers, general or limited partners or assignees.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means the commercially reasonable efforts that a reasonably prudent Person desirous of achieving the contemplated result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided that a Party’s commercially reasonable efforts shall not be deemed to include causing any action to be taken that is beyond such Party’s authority under the Organizational Documents of any applicable entity; and provided further that no obligation to use commercially reasonable efforts shall be deemed to require any Party hereto or its Affiliates to take any action that would violate any of the Organizational Documents of any of the Archstone Entities.

“Consent” means any written, unconditional notice, approval, consent, license, permission or waiver of any Person, other than a Governmental Authority.

“Consideration and Assumption Escrow Release Instructions” means the joint instructions provided pursuant to Section 2.5.2(c).

“Contemplated Transactions” means the sale of the Transferred Assets and the Transferred Subsidiary Assets, the assumption of the Assumed Liabilities and the performance of the related covenants contemplated by this Agreement or any of the other Transaction Documents.

“Contract” means any agreement, contract, instrument, lease or sublease (including any lease and sublease of real property), license, franchise, trust, note, bond, deed, mortgage, indenture, sale or purchase order, delivery order, change order, understanding, arrangement, instrument, or commitment, obligation, promise, or undertaking of any kind (whether written or oral) that is legally binding.

“Data Room” means (i) the electronic data room established by Seller, the Lehman Entities, and/or the Archstone Entities or their respective Representatives for the purpose of making information, agreements, documents and other due diligence materials regarding LBHI, the Archstone Entities or Seller available to EQR, ERPOP, AVB or other Persons in connection with the Contemplated Transactions, and (ii) sensitive materials (e.g., employment information) that were delivered directly to Buyer Parties or their respective Representatives, in each case, as of November 18, 2012.

“Deferred Closing Asset Arrangement Agreement” means the agreements and obligations set forth on Schedule 2.5.1 hereto.

“Deferred Closing Asset Consent” means any Consent required to be obtained in connection with the consummation of the Contemplated Transactions with respect to any Deferred Closing Asset.

“Deferred Closing Asset Escrow Agreement” means the Deferred Closing Asset Escrow Agreement, substantially in the form attached as Exhibit D hereto.

“Derivative Instruments” means any and all (i) interest rate swaps, interest rate caps, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swaps, cross-currency rate swaps, currency options, spot contracts or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (ii) transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., the International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such agreement.

“Disclosure Schedules” or “Schedules” means the schedules accompanying this Agreement.  Any matter set forth in the Disclosure Schedules with respect to any particular section of the Agreement shall refer only to the section of the Disclosure Schedules corresponding to the applicable Agreement section number, except that any item disclosed in the Disclosure Schedules shall be deemed disclosed under any other applicable section of the Disclosure Schedules if it is reasonably apparent on its face that such disclosure is likewise applicable to such other section of the Disclosure Schedules.  The inclusion of any information in the Disclosure Schedules (or any information provided subsequent thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect or is outside the Ordinary Course of Business.

“Disqualified Equity Interest” means, with respect to any Person, any Equity Interest of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (a) matures or is mandatorily redeemable for cash or other property (other than other Equity Interests) pursuant to a sinking fund obligation or otherwise, or (b) is redeemable for cash or other property (other than other Equity Interests) at the option of the holder thereof, in whole or in part.

“Effect” means any change, effect, event, occurrence, development, circumstance, condition or alteration in status thereof.

“Employee Benefit Plan” means each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employee benefit plan, program or policy that is maintained, sponsored or contributed to by the Archstone Entities on behalf of employees located within the United States and elsewhere.

“EQR Equity Offering” means any public or private offering of EQR Common Shares or other securities of EQR by ERPOP or EQR, on or following the date hereof and prior to the Initial Closing, in each case, with respect to which all or a portion of the proceeds from such offering will be used by ERPOP to fund the ERPOP Cash Purchase Price Portion.

“Equity Interest” means (a) the equity ownership rights in a business entity, whether a corporation, company, joint stock company, limited liability company, general or limited partnership, joint venture, bank, association, trust, trust company, land trust, business trust, sole proprietorship or other business entity or organization, and whether in the form of capital stock, ownership unit, limited liability company interest, membership interest, limited or general partnership interest or any other form of ownership, including any preferred stock, preferred membership interests, preferred partnership interests and/or any capital or profits interest, and (b) all rights, warrants, options, convertible securities, convertible indebtedness, exchangeable securities or other instruments or rights that are outstanding and exercisable for, convertible into or exchangeable for any Equity Interest described in the foregoing clause (a) whether at the time of issuance or upon the passage of time or occurrence of some future event.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERPOP Equity Consideration” means 34,468,085 common shares of beneficial interest of EQR, par value $0.01 per share.

“ERPOP Fundamental Representations” means the representations of ERPOP contained in Section 7.1, 7.2, 7.3, 7.4, 7.6, 7.8, 7.9, 7.10 and 7.11.

“Escrowed AVB Equity Consideration” means the portion of the Escrowed Deferred Stock Consideration that consists of AVB Equity Consideration.

“Escrowed ERPOP Equity Consideration” means the portion of the Escrowed Deferred Stock Consideration that consists of ERPOP Equity Consideration.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor Law, and the rules and regulations issued pursuant to that statute or any successor Law.

“Executive Employment Arrangement” means all stock purchase, stock option, severance, employment, change-in-control, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs or policies providing compensation or benefits to any senior management employee of any of Seller, Archstone Communities LLC or the Archstone Entities, other than an Employee Benefit Plan.

“Excluded Liabilities” means (i) any Liabilities of Seller with respect to which Seller, LBHI or any other Lehman Entity has expressly accepted or retained Liability under this Agreement, including pursuant to Sections 13.5.2, 13.8, 13.10.2 and 14.2.2, and (ii) any Liabilities owing or payable to any Lehman Entity or other direct or indirect owner of any Equity Interest in Seller, and (iii) all promissory notes and related arrangements with respect to amounts owing or payable by Seller to any trustee, director, officer or employee of the Archstone Entities, including the arrangements set forth on Schedule 1.1(b).  For the avoidance of doubt, any reference in the definition of Excluded Liabilities to an owner of an indirect interest in Seller or any Lehman Entity shall specifically exclude any owner of a direct or indirect interest in LBHI.

“Filing” means any filing or registration with, or a written notice to, a Governmental Authority.

“First Extension Date” means the date that is sixty (60) days after the date of this Agreement; provided, however, that in the event that (i) on or prior to the date that is five (5) Business Days prior to the 60th day after the date of this Agreement, the Buyer Parties have delivered a written notice in accordance with Section 2.4(a) that the Buyer Parties intend that the

Initial Closing shall occur on or prior to the 60th day after the date of this Agreement, and (ii) on or prior to the date for the Initial Closing set forth in the notice, the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 (except to the extent waived by the Buyer Parties, in their sole and absolute discretion) shall not have been satisfied, then the “First Extension Date” shall mean the date that is five (5) Business Days following the date on which the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 have been satisfied (except to the extent waived by the Buyer Parties, in their sole and absolute discretion).

“FTC” means the Federal Trade Commission of the United States or any successor agency.

“GAAP” means generally accepted accounting principles, as in effect in the United States from time to time.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court, authority, tribunal, department, bureau or commission, in each case having jurisdiction over the applicable matter.

“GSEs” means, Fannie Mae (also known as the Federal National Mortgage Association) and Freddie Mac (also known as the Federal Home Loan Mortgage Corporation).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor Law, and regulations and rules issued pursuant to that statute or any successor Law.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication): (a) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money, (b) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) and (b) and (e)) entered into in the Ordinary Course of Business of such Person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit), (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables and accrued Liabilities incurred in the Ordinary Course of Business), (e) all capitalized lease obligations of such Person, provided that the determination as to what constitutes a capitalized lease obligation shall be determined in accordance with GAAP as in effect on the date of this Agreement, (f) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Equity Interests, (g) all Indebtedness of other Persons secured by a Lien on any asset of such Person to the extent of the fair market value of the asset pledged, whether or not such Indebtedness is assumed by such Person, and (h) all Indebtedness of other Persons to the extent guaranteed by such Person.

“Indemnified Archstone Entity Liabilities” means all Liabilities of Seller or any Archstone Entity (including any Liabilities resulting from the Contemplated Transactions), other than any Excluded Liabilities.

“Initial Closing Date” means the date on which the Initial Closing actually occurs with respect to the Contemplated Transactions (other than the purchase by the Buyer Parties of any of the Deferred Closing Assets as to which there will be an Extension Closing in accordance with Section 2.5).

“Initial Closing Date Escrow Agreement” means the Initial Closing Date Escrow Agreement, substantially in form and substance as mutually reasonably agreed upon by the Parties.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including:  (i) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof; (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (iii) all Internet domain names; (iv) all copyrights and all mask works, databases and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (v) all trade secrets; and (vi) all Contracts granting any right relating to or under the foregoing.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Joint Venture” means each Person in which any of the Primary Archstone Entities or any Subsidiaries of any of the Primary Archstone Entities holds an Equity Interest and/or a voting interest (other than the Primary Archstone Entities and the Subsidiaries of any of the Primary Archstone Entities).

“Knowledge” means, with respect to each of LBHI and Seller, the actual knowledge of each of the Persons set forth on Schedule 1.1(a), without any obligation of inquiry. The fact that a document or other information is set forth in the Data Room does not imply that any individual has knowledge of such document or information.

“Law” means, with respect to any Person, any federal, state, county, municipal, local, multinational or foreign statute, treaty, law, common law, ordinance, rule, regulation, code, order, writ, stipulation, injunction, judicial decision, decree, ruling, determination, finding, permit, constitutional provision or other legally binding requirement of any Governmental Authority applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer’s, director’s, employee’s, consultant’s or agent’s activities on behalf of such Person).

“LBO Transaction” means the merger of Archstone-Smith Operating Trust with River Trust Acquisition (MD), LLC and certain other transactions contemplated by the Agreement and Plan of Merger, dated as of May 28, 2007, as amended by Amendment No. 1 thereto, dated as of August 5, 2007, by and among the Archstone-Smith Trust, Archstone-Smith Operating Trust, River Holding, LP, River Acquisition (MD), LP and River Trust Acquisition (MD), LLC.

“LCPI” means Lehman Commercial Paper, Inc.

“Lehman Designee” means one or more Subsidiaries or Affiliates of a Lehman Entity that have been designated by LBHI in writing as designees of LBHI for purposes of this Agreement.

“Lehman January IPA” means the Interest Purchase Agreement, dated as of January 20, 2012, by and among LBHI, BIH ASN LLC, Archstone Equity Holdings Inc., Bank of America, N.A., and Banc of America Strategic Ventures, Inc.

“Lehman May IPA” means the Interest Purchase Agreement, dated as of May 24, 2012, by and among LBHI, ACQ SPV II Paper, ACQ SPV II Holdings, BIH ASN LLC, Archstone Equity Holdings Inc., Bank of America, N.A., and Banc of America Strategic Ventures, Inc.

“Lehman IPAs” means, collectively, the Lehman January IPA and the Lehman May IPA.

“Liability” means any liability or obligation of whatever kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, including any Indebtedness.

“Lien” means any mortgage, lien, claim, pledge, charge, security interest or other encumbrance of any kind, title defects, easements and restrictions, invalidities or irregularities, deed of trust, hypothecation, collateral assignment, preference, priority or other security arrangement, claim, conditional sale, title retention arrangement, lessor’s rights under a capital lease, restriction on transfer or voting, right of first offer, right of first refusal or any other right or arrangement having substantially the same legal or economic effect as any of the foregoing.

“Loss” or “Losses” means any and all charges, judgments, losses, liabilities, damages (including consequential damages), costs, Taxes, penalties, expenses, fees, fines, assessments, sanctions or awards (including (a) amounts paid in settlement, and (b) reasonable costs of investigation and defense, reasonable legal expenses and court costs), but specifically excluding any costs incurred by or allocated to an Indemnified Party with respect to time spent by employees of the Indemnified Party or its Affiliates (except, in each case, to the extent that such damages are payable in connection with a Third Party Claim, in which case such damages shall be considered Losses hereunder for indemnification purposes).

“Management Regulations” means each of (i) the Management Regulations of The Archstone German Fund — fonds commun de placement — fonds d’investissement spécialisé dated August 13, 2009; and (ii) the Management Regulations of The Archstone German Residential Fund II — fonds commun de placement — fonds d’investissement spécialisé dated October 24, 2012.

“Material Adverse Effect” means: (a) an Effect that individually or when taken together with all other Effects that exist at the date of determination, has a material adverse effect on the business, financial condition or results of operations of the Archstone Entities, taken as a whole; provided, however, that, solely for purposes of clause (a) above, no Effects resulting from, relating to or arising out of the following shall be deemed to be, constitute or give rise to a Material Adverse Effect, or shall be taken into account when determining whether a Material Adverse Effect has occurred: (i) changes in general economic, financial market, credit, capital, business or political conditions in the United States or any other country or changes generally affecting companies in the industry or industries in which the Business or the Archstone Entities operate, if and only to the extent such Effects do not adversely affect the Business or the Archstone Entities to a greater degree than other companies of comparable size operating in such industry or industries in which the Archstone Entities operate, (ii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iii) changes in accounting requirements or principles required by GAAP or any other accounting principles or required by any change in applicable Laws and any restatement of the financial statements of the Archstone Entities as a result thereof or public announcement related thereto, (iv) Effects resulting from any change in regulatory conditions or change in applicable Laws affecting the industry in which the Business or the Archstone Entities operate or changes in the interpretation of such regulatory conditions or applicable Laws by Governmental Authorities, (v) Effects arising out of the commencement, continuation or escalation of a war, sabotage, hostilities or other international or national calamity or act of terrorism, if and only to the extent such Effects do not adversely affect the Business or the Archstone Entities to a greater degree than other companies of comparable size operating in such industry or industries in which the Archstone Entities operate, (vi) Effects arising out of, or related to compliance with the terms of, or the taking of any action required by, this Agreement, the taking of any action requested in a signed writing executed by both of the Buyer Parties, the failure to take any action prohibited by this Agreement, or the failure to take any action requested in an executed writing not to be taken by both of the Buyer Parties, (vii) any Effects resulting from execution of this Agreement, the identity of the Buyer Parties, the announcement or pendency of the Contemplated Transactions, including any Effects attributable or relating to expenses incurred in connection with the Contemplated Transactions, (viii) any Effects resulting from any failure to obtain any Consent necessary to consummate the Contemplated Transactions, (ix) any failure to meet any internal or public revenue or earnings projections, forecasts, estimates or guidance for any period, whether relating to financial performance or business metrics, including revenues, net operating incomes, cash flows or cash positions, (x) any flood, earthquake or other natural disaster if and only to the extent such Effects do not adversely affect the Business or Archstone Entities to a greater degree than other companies of comparable size operating in such industry or industries in which the Archstone Entities operate, (xi) Effects resulting from the death, disability, resignation or termination of employment (in the case of resignation or termination of employment, for any reason) of any officer or other employee of the Archstone Entities, (xii) any actions or inactions of any GSEs, or (xiii) any matters set forth in the Schedules; and (b) any Effects that individually or when taken together with all other Effects that exist at the date of determination, are, or would reasonably be expected to, have a material adverse effect on the ability of Seller, LBHI or the Archstone Entities to consummate the Contemplated Transactions.

“Montgomery County Deferred Closing Asset” means any Deferred Closing Asset located in Montgomery County, Maryland for which the purchase has been postponed in accordance with Section 2.5.

“Mutual Release” means the Mutual Release, substantially in the form attached as Exhibit F hereto.

“Order” means any award, decree, decision, injunction, judgment, order, ruling, writ, assessment, subpoena, or verdict or arbitration award entered, issued, made, or rendered by any court, administrative agency or other Governmental Authority, whether arising from a Proceeding or applicable Law.

“Ordinary Course of Business” means an action taken by a Person only if that action is consistent in nature and scope with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

“Organizational Documents” means the Articles or Certificate of Incorporation, Code of Regulations and/or Bylaws of a corporate entity, the Articles of Organization or Certificate of Formation and Operating Agreement or Limited Liability Company Agreement of a limited liability company entity, the declaration of trust or trust agreement for a trust entity and other similar organizational and governing documents, including side letters, for entities other than corporations, limited liability companies or trusts.

“Outside Deferred Closing Date” means the date that is 180 days after the date of this Agreement; provided that (i) LBHI and Seller shall have the right, in their sole discretion, to extend the Outside Deferred Closing Date by up to twenty (20) Business Days in order to cure any default by LBHI or Seller, as provided in Section 15.1.3(a), and (ii) subject to the requirements set forth in Section 2.5.2(g), in the event that an Order issued by any Governmental Authority has been entered that prevents or prohibits the consummation of the transfer of one or more Deferred Closing Assets to the applicable Buyer Party prior to the date that is 180 days after the date of this Agreement, any Party shall have the right, in its sole discretion, to extend the Outside Deferred Closing Date with respect to, and only with respect to, such Deferred Closing Assets in accordance with Section 2.5.2(g) until the date that is three (3) Business Days after the date the transfer of such Deferred Closing Assets may first be lawfully consummated.  Any extension of the Outside Deferred Closing Date pursuant to clause (ii) hereof shall only be with respect to any Retained Deferred Closing Asset(s) and shall not apply to any other Deferred Closing Assets.

“Permitted Liens” means (a) statutory Liens for Taxes and other governmental charges that are not yet delinquent or which are being contested in good faith by appropriate Proceedings or for which a reserve has been established; (b) mechanic’s, workmen’s, repairmen’s, materialmen’s, warehousemen’s, carrier’s and other similar statutory Liens arising or incurred in the Ordinary Course of Business with respect to amounts not yet delinquent or which are being contested in good faith or for which a reserve has been established; (c) with respect to real property, any Liens that do not in the aggregate materially impair the use or planned use of such real property; (d) Liens in respect of customer advances in favor of a customer of the Business arising in the Ordinary Course of Business; (e) rights and licenses granted to others in

Intellectual Property entered into in the Ordinary Course of Business prior to the execution of this Agreement; (f) with respect to any of the any leased real property, any Lien in respect of any developer’s, landlord’s or other third party’s interest in the such leased real property; (g) Liens made in connection with the financing of a joint venture; (h) Liens made in connection with the construction of new developments to the extent permitted or not prohibited by Section 12.1; (i) Liens existing with respect to Seller or any of the Archstone Entities as of the date hereof or arising after the date hereof as permitted or not prohibited pursuant to Article 12; (j) Liens imposed pursuant to the terms of any Indebtedness permitted to be incurred hereunder after the date hereof related to any Transferred Assets or Transferred Subsidiary Assets; (k) Liens or restrictions on transfer imposed under any applicable securities Laws or the Organizational Documents of the Archstone Entities, Joint Ventures or Seller; and (l) Liens resulting from the breach of, default under, or the failure to obtain any Consent required by any Contract resulting from or in connection with the Contemplated Transactions; provided, however, that in no event shall any Liens with respect to any Liability owing or payable to any Lehman Entity or other direct or indirect equity owner of Seller constitute a “Permitted Lien”.

“Person” means any individual, a corporation (including any non-profit corporation), a limited liability company, a general partnership, a limited partnership, a limited liability partnership, a trust, a venture, a business, a union, a society, an association, a firm, a Governmental Authority or any other entity or organization.

“Preferred Units” means, collectively (i) those certain Series O, P, Q-1, Q-2 and R Preferred Units issued by Archstone, and (ii) the Series I Preferred Units issued by Archstone Multifamily Series I Trust LLC.

“Primary Archstone Entities” means each of Archstone Multifamily Parallel Guarantor LLC, Archstone Multifamily Parallel Guarantor II LLC, Archstone Multifamily Parallel Guarantor I LLC, Archstone Multifamily Guarantor LP, Archstone Multifamily Guarantor (GP) LLC, Archstone Multifamily CM LLC and Archstone Inc.

“Proceeding” means any action, claim, audit or other inquiry, hearing, investigation, suit or other charge or proceeding (whether civil, criminal, administrative, investigative, formal or informal) by or before any Governmental Authority or before an arbitrator or arbitral body or mediator.

“Purchase Price” means, collectively, the Cash Purchase Price, the ERPOP Equity Consideration and the AVB Equity Consideration.

“Quantified Losses” means an amount of Losses that relate to Liabilities that are reasonably capable of being determined without undue time or expense and satisfied through the payment of monetary damages.

“Registration Rights Agreement - AVB” means the Registration Rights Agreement, substantially in the form attached as Exhibit B-2 hereto.

“Registration Rights Agreement - ERPOP” means the Registration Rights Agreement, substantially in the form attached as Exhibit B-1 hereto.

“REIT” means a real estate investment trust under Sections 856 through 860 of the Code.

“REIT Representation Letters” means those certain letter agreements executed and delivered by LBHI on the date hereof with respect to certain representations by LBHI made to enable the board of directors of AVB, or board of trustees of EQR, as applicable, to grant to LBHI or the applicable Lehman Designees an exemption from the capital stock ownership limitations contained in EQR’s or AVB’s Organizational Documents, as applicable, to the extent permissible under such Organizational Documents.

“Representative” means, with respect to a particular Person, any director, officer, manager, general partner, employee, agent, consultant, advisor, trustee, fiduciary, Affiliate or other representative of the Person, including legal counsel, accountants and financial advisors.

“Retained Escrowed Stock Consideration” means the number of respective EQR Common Shares or number of AVB Common Shares (as applicable) equal to the Allocated Share Value of EQR Common Shares or AVB Common Shares set forth on Schedule 2.5.1 attributable to the applicable Retained Deferred Closing Asset(s); provided however, that if the Allocated Share Value attributable to all Retained Deferred Closing Assets is in excess of $50,000,000, then the number of EQR Common Shares and number of AVB Common Shares shall be reduced in proportion to the relative value represented by the EQR Common Shares or the AVB Common Shares of such Allocated Share Value attributable to all Retained Deferred Closing Assets, until the Allocated Share Value does not exceed $50,000,000. Any fractional shares as a result of determining the Retained Escrowed Stock Consideration shall be rounded to the nearest whole share. For these purposes, the EQR Common Shares shall be deemed to have a value of $58.75 per share and the AVB Common Shares shall be deemed to have a value of $136.00 per share.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Second Extension Date” means the date that is 90 days after the date of this Agreement; provided, however, that in the event that (i) on or prior to the date that is five (5) Business Days prior to the 90th day after the date of this Agreement, the Buyer Parties have delivered a written notice in accordance with Section 2.4(a) that the Buyer Parties intend that the Initial Closing shall occur on or prior to the 90th day after the date of this Agreement, and (ii) on or prior to the date for the Initial Closing set forth in the notice, the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 (except to the extent waived by the Buyer Parties, in their sole and absolute discretion) shall not have been satisfied, then the “Second Extension Date” shall mean the date that is five (5) Business Days following the date on which the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 have been satisfied (except to the extent waived by the Buyer Parties, in their sole and absolute discretion).

“Seller Closing Mechanics” means the following actions and/or events, provided that the Buyer Parties have performed the Buyer Closing Mechanics and provided that the Buyer Parties shall have timely delivered the Transaction Documents and other deliverables to Seller for review as provided in this Agreement: (i) Seller and LBHI have executed the Initial Closing Date

Escrow Agreement and deposited with the Escrow Agent in accordance with the Initial Closing Date Escrow Agreement all executed counterparts of the Transaction Documents and all other deliverables that LBHI, Seller or any Archstone Entity is required to deliver pursuant to Section 10.1.5 and Section 10.1.6, and otherwise complied with all their obligations under the Initial Closing Date Escrow Agreement, and (ii) Seller, LBHI and any applicable Archstone Entities shall have executed the Deferred Closing Asset Escrow Agreement and deposited with the Escrow Agent in accordance with the Deferred Closing Asset Escrow Agreement all the Escrowed Deferred Closing Asset Transfer Documents that Seller, LBHI or any Archstone Entity is a party to, and otherwise complied with all their obligations under the Deferred Closing Asset Escrow Agreement.

“Seller Fundamental Representations” means the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 5.1, 5.2, 5.3, 5.4, 5.5, 5.7, 6.3.1 and 6.6.1.

“Seller Liquidated Damages Amount” means an amount in cash equal to $650,000,000; provided, however, that, if the date of the Initial Closing is extended to a date following the First Extension Date, then “Seller Liquidated Damages Amount” shall mean an amount in cash equal to $800,000,000.

“Securities Act” means the Securities Act of 1933, as amended, or any successor Law, and the rules and regulations issued pursuant to that statute or any successor Law.

“Series O Preferred Units” mean those certain Series O Preferred Units issued by Archstone.

“Shareholders Agreement- AVB” means the Shareholders Agreement, substantially in the form attached as Exhibit C-2 hereto.

“Shareholders Agreement - ERPOP” means the Shareholders Agreement, substantially in the form attached as Exhibit C-1 hereto.

“Sponsor Material Adverse Effect” means: (a) an Effect that individually or when taken together with all other Effects that exist at the date of determination, has a material adverse effect on the business, financial condition or results of operations of EQR, ERPOP and AVB, individually and not collectively; provided, however, that, solely for purposes of clause (a) above, no Effects resulting from, relating to or arising out of the following shall be deemed to be, constitute or give rise to a Sponsor Material Adverse Effect, or shall be taken into account when determining whether a Sponsor Material Adverse Effect has occurred: (i) changes in general economic, financial market, credit, capital, business or political conditions in the United States or any other country or changes generally affecting companies in the industry or industries in which EQR, ERPOP or AVB operate, if and only to the extent such Effects do not adversely affect the business of each Sponsor to a greater degree than other companies of comparable size operating in such industry or industries in which EQR, ERPOP or AVB operate, (ii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iii) changes in accounting requirements or principles required by GAAP or any other accounting principles or required by any change in applicable Laws and any restatement of the financial statements of EQR, ERPOP or AVB, as applicable, as a result thereof or public announcement related thereto,

(iv) Effects resulting from any change in regulatory conditions or change in applicable Laws affecting the industry in which EQR, ERPOP or AVB operate or changes in the interpretation of such regulatory conditions or applicable Laws by Governmental Authorities, (v) Effects arising out of the commencement, continuation or escalation of a war, sabotage, hostilities or other international or national calamity or act of terrorism, if and only to the extent such Effects do not adversely affect the business of EQR, ERPOP or AVB to a greater degree than other companies of comparable size operating in such industry or industries in which EQR, ERPOP or AVB operate, (vi) Effects arising out of, or related to compliance with the terms of, or the taking of any action required by, this Agreement, the taking of any action requested in writing by Seller or a Lehman Entity, the failure to take any action prohibited by this Agreement, or the failure to take any action requested in writing not to be taken by Seller or a Lehman Entity, (vii) any Effects resulting from execution of this Agreement, the identity of the Buyer Parties, the Lehman Entities or Seller, the announcement or pendency of the Contemplated Transactions, including any Effects attributable or relating to expenses incurred in connection with the Contemplated Transactions, (viii) any Effects resulting from any failure to obtain any Consent necessary to consummate the Contemplated Transactions, (ix) any failure to meet any internal or public revenue or earnings projections, forecasts, estimates or guidance for any period, whether relating to financial performance or business metrics, including revenues, net operating incomes, cash flows or cash positions, (x) any flood, earthquake or other natural disaster if and only to the extent such Effects do not adversely affect EQR, ERPOP or AVB to a greater degree than other companies of comparable size operating in such industry or industries in which EQR, ERPOP or AVB operate, (xi) Effects resulting from the death, disability, resignation or termination of employment (in the case of resignation or terminations of employment, for any reason) of any officer or other employee of EQR, ERPOP or AVB, (xii) any actions or inactions of any GSEs, or (xiii) any matters set forth in Articles 7 or 8 of the Schedules; and (b) any Effects that individually or when taken together with all other Effects that exist at the date of determination, are, or would reasonably be expected to, have a material adverse effect on the ability of EQR, ERPOP and AVB, individually and not collectively, to consummate the Contemplated Transactions.

“Subsidiary” means, with respect to any Person, any other Person (other than any Joint Ventures) of which the specified Person, either (a) owns, directly or indirectly, 50% or more of the Equity Interests of the specified Person, or (b) directly or through or together with any other of its Subsidiaries, owns securities or other ownership interests or Equity Interests having voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions on behalf of such other Person or is the general partner or managing member of such Person.

“Substantial Portion of the Contemplated Transactions” means transactions contemplated by this Agreement relating to or affecting real property assets (excluding real property assets that cannot be transferred as a result of any Tenant Purchase Option Law) with an aggregate gross asset value (including the Indebtedness allocated to or directly or indirectly encumbering such real property assets) as reasonably agreed upon by the Parties in excess of $1 billion.

“Tax” or “Taxes” means any federal, state, local or foreign net income, gross income, net receipts, gross receipts, profit, severance, property, production, sales, use, license, excise, occupation, franchise, employment, unemployment, disability, payroll, severance, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, estimated, capital stock, registration, license, social security (or similar) or other tax, custom duty, governmental fee or other governmental charge, fee, levy, impost, tariff or assessment of any kind, together with any interest, fine, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not, imposed by a Governmental Authority.

“Tax Return” means any return, report, filing, declaration, report, questionnaire, estimate, statement, information return or other document (including schedules, attachments or any related or supporting information) relating to any Tax, including any amendments thereto.

“Tenant Purchase Option Law” means the requirements of the Laws of Montgomery County, Maryland or Washington, D.C. that provide tenants, tenant organizations, or governmental entities an opportunity to purchase certain residential real property and require notices in connection with certain transfers of direct or indirect ownership of such property and require, among other things, notices of such transfers, including the District of Columbia Tenant Opportunity to Purchase Act, DC Code 42-3404 et seq. and Montgomery County, Maryland Code Chapter 53A.

“Transaction Documents” means this Agreement, the Shareholders Agreement — ERPOP, the Shareholders Agreement - AVB, the Registration Rights Agreement - ERPOP, the Registration Rights Agreement - AVB, the Initial Closing Date Escrow Agreement, the Deferred Closing Asset Escrow Agreement, the REIT Representation Letters, all Assumption Agreements, all Bills of Sale, the Deferred Closing Asset Arrangement Agreement, the Mutual Release, deeds, and other assignment and conveyance documents and any additional documents delivered pursuant to Sections 2.5, 2.6, 10.1.6, and 11.1.6.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to Tax or additional amounts in respect of the foregoing arising out of or in connection with or attributable to (i) the transfer and sale of the Transferred Assets or the Transferred Subsidiary Assets pursuant to this Agreement, or (ii) the transfer and sale of any assets of Seller, the Archstone Entities or the Joint Ventures during the period beginning on October 1, 2012 and ending on the Initial Closing Date.

“Transferred Assets” means all assets (including the Transferred Interests, but not including the Transferred Subsidiary Assets), tangible or intangible, that are owned, leased, or licensed by Seller, in the possession of Seller or in which Seller otherwise has an interest, whether or not reflected in the books and records thereof, including all right and title to and interest in the Transferred Interests, other than any Transferred Subsidiary Assets.

“Transferred Interests” means all Equity Interests and other interests held by Seller in Archstone Multifamily Parallel Guarantor LLC, Archstone Multifamily Parallel Guarantor II LLC, Archstone Multifamily Parallel Guarantor I LLC, Archstone STEG Guarantor LLC, Archstone Multifamily Guarantor LP, Archstone Multifamily Guarantor (GP) LLC, Archstone Multifamily CM LLC, Archstone (MD Subsidiary) Inc., and Archstone Inc., as set forth on Schedule I hereto.

“Transferred Subsidiary Assets” means all assets of the Archstone Entities to be transferred to a Buyer Party or Buyer Designee immediately prior to the Initial Closing in accordance with Section 2.6.

“Voting Agreement” means the Voting Agreement, dated as of March 31, 2009, by and among Archstone Multifamily (Governance) LLC, Archstone Multifamily Parallel (Governance) LLC, Multifamily JV, Parallel Fund I, Parallel Fund II, Multifamily Parallel JV, Archstone Multifamily (GP) LLC, Archstone Multifamily Parallel (GP) LLC, REPE Archstone GP Holdings LLC, as amended by Amendment No. 1 to Voting Agreement, dated as of December 2, 2010.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended or any similar foreign, state or local law, regulation, or ordinance.

1.2                               Additional Definitions.  In addition to the terms set forth in Section 1.1, the following terms are defined in the text of this Agreement in the locations specified below:

Term	Cross-Reference
2012 Bonuses	13.5.1
Acquisition Litigation	14.2.2(d)
Agreement	Preamble
Archstone Indemnitee	13.14.1
Asset Acquisition Statement	13.9
Asset Transfer Documents	2.6.1
Asset Transfer Restriction Order	2.5.1
Audit Inquiry Letter	13.12.4
AVB	Preamble
AVB Cash Purchase Price Portion	2.2.1
AVB Common Shares	8.4.1
AVB Debt Commitment Letter	8.7.2
AVB Debt Financing	8.7.2
AVB Lenders	8.7.2
AVB Preferred Shares	8.4.1
AVB SEC Documents	8.5.1
AVB Shares	8.4.1
Bills of Sale	10.1.6(d)
Buyer Cure Period	15.1.3(b)
Buyer Group	12.2.1
Buyer Party	Recitals
Buyer Indemnified Parties	14.2.2
Cash Purchase Price	2.2.1
Claim Notice	14.3.1
Continuing Employees	13.15.1
Debt Commitment Letters	8.7.2
Debt Financing	8.7.2
Deferred Closing Assets	2.5.1
Designated Properties	12.3

Term	Cross-Reference
Entity Level Transaction	13.10.1(e)
EQR	Preamble
EQR Common Shares	7.4.1
EQR Preferred Shares	7.4.1
EQR Reimbursement Agreement	13.12
EQR SEC Documents	7.5.1
EQR Shares	7.4.1
Equity Residential Parties	Preamble
ERPOP	Preamble
ERPOP Cash Purchase Price Portion	2.2.1
ERPOP Debt Commitment Letter	7.7.2
ERPOP Debt Financing	7.7.2
ERPOP Lenders	7.7.2
Escrow Agent	2.5.2(b)(i)
Escrowed Deferred Closing Asset Transfer Documents	2.5.2(b)(iii)
Event	2.3.1(c)
Escrowed Deferred Stock Consideration	2.5.2(b)(i)
Existing Proceedings	14.5
Expenses Amount	15.3.2
Extension Closing	2.5.1
Extension Closing Date	2.5.1
Extension Notice	2.5.2(g)(i)
Financial Statements	5.6.1
First Extension Notice	2.4
Indemnified Claim	14.3.1
Indemnified Party	14.3.1
Indemnifying Party	14.3.1
Indemnity Agreement	13.1.4
Indemnity Obligations	13.14.5
Initial Closing	2.4
LBHI	Preamble
Lehman Entities	Recitals
Non-Controlled Subsidiary	6.3.2
Non-Party Affiliates	16.17
Ordinary Course Bonuses	13.5.1
Other Bonuses	13.5.1
Outside Closing Date	2.4
Parties	Preamble
Party	Preamble
Reimbursement Agreements	13.12
Requested Transactions	2.6.3
Retained Deferred Closing Asset	2.5.2(g)
Retained Escrowed Documents	2.5.2(g)(ii)
Retention Agreements	13.5.2
Second Extension Notice	2.4

Term	Cross-Reference
Seller	Preamble
Seller Cure Period	15.1.3(a)
Seller Indemnified Parties	14.2.1
Severance Obligations	13.5.1
Subsidiary Interests	6.3.2
Tax Protection Agreement	6.7.3
Tenant Purchase Option Laws	13.1.5(b)
Third Party Claim	14.3.2
Voting Interest Parties	2.1.2

ARTICLE 2
PURCHASE AND SALE OF THE PURCHASED INTERESTS

2.1                               Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement and in exchange for the consideration set forth in Section 2.2:

2.1.1                                             (a) Immediately prior to the Initial Closing, but on the same Business Day as the Initial Closing, (i) Seller hereby agrees to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee (or cause the applicable Archstone Entity to sell, assign, transfer, convey and deliver to the applicable Buyer Party or Buyer Designee), (ii) LBHI agrees to cause Seller and the applicable Archstone Entities to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee, and (iii) the applicable Buyer Party or Buyer Designee hereby agrees to purchase from Seller or the applicable Archstone Entity, all of Seller’s and each applicable Archstone Entity’s right and title to and interest in the Transferred Subsidiary Assets, free and clear of all Liens (other than any restrictions on transfer by any applicable Buyer Party or Buyer Designee imposed under applicable securities Laws and Permitted Liens); (b) at the Initial Closing, (x) Seller hereby agrees to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee, (y) LBHI agrees to cause Seller to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee, and (z) the applicable Buyer Party or Buyer Designee hereby agrees to purchase from Seller, all of Seller’s right and title to and interest in the Transferred Assets (other than any Deferred Closing Assets), free and clear of all Liens (other than any restrictions on transfer by any applicable Buyer Party or Buyer Designee imposed under applicable securities Laws and the Permitted Liens), in each case, ((a) and (b)), in accordance with and in the sequences set forth in Schedule 2.6.  If, and only if, any of ERPOP, AVB or the Buyer Designees fail to consummate any of the transactions contemplated by this Section 2.1.1(b) on the same day as the commencement of the transactions contemplated by Section 2.1.1(a), then, in such circumstance, LBHI and Seller shall have the right to elect, by written notice to the Buyer Parties given within thirty (30) days following the alleged breach hereunder by the Buyer Parties, either to pursue all remedies at Law and equity available against ERPOP and AVB, who shall be jointly and severally liable therefor, or to receive the Seller Liquidated Damages Amount pursuant to Section 15.3; provided, however, that if LBHI and Seller do not elect to pursue such additional remedies at Law or equity and instead to receive the Seller Liquidated Damages Amount, then LBHI and Seller shall not be entitled to pursue, and shall be forever precluded from pursuing, such additional remedies.

2.1.2                                             at the Initial Closing, (i) LBHI agrees to cause REPE Archstone GP Holdings, LLC, ACQ SPV I Holdings LLC and ACQ SPV II Paper LLC (collectively, the “Voting Interest Parties”) to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee and (ii) the applicable Buyer Party of Buyer Designee hereby agrees to purchase from the Voting Interest Parties, all of the Voting Interest Parties’ right and title to and interest in the voting interests in Archstone Property Holdings LLC.

2.1.3                                             at each Extension Closing, as more fully described in Section 2.5 and in accordance with the Deferred Closing Asset Escrow Agreement, (a) Seller hereby agrees to sell, assign, transfer, convey and deliver to the applicable Buyer Party or Buyer Designee, (b) LBHI agrees to cause Seller to sell, assign, transfer, convey and deliver, to the applicable Buyer Party or Buyer Designee, and (c) the applicable Buyer Party hereby agrees to purchase from Seller, all right, title and interest in and to, and assume all Liabilities with respect to, the applicable Deferred Closing Assets.

2.2                               Purchase Price.

2.2.1                                             Subject to adjustment in accordance with Section 2.3 and Section 2.5 and as otherwise expressly provided for in this Agreement, in consideration for the Transferred Assets and the Transferred Subsidiary Assets, as applicable, subject to the terms and conditions of this Agreement, at the Initial Closing, (a) (i) ERPOP or the applicable Buyer Designee shall pay, or cause to be paid, to Seller an aggregate amount in cash equal to $2,016,000,000 (the “ERPOP Cash Purchase Price Portion”), (ii) AVB or the applicable Buyer Designee shall pay, or cause to be paid, to Seller an aggregate amount in cash equal to $669,000,000 (the “AVB Cash Purchase Price Portion”, and, together with the ERPOP Cash Purchase Price Portion, the “Cash Purchase Price”), (iii) ERPOP shall deliver, or cause its Buyer Designees to deliver, to Seller (or, if so directed by Seller, to LBHI or a Lehman Designee) the ERPOP Equity Consideration, and (iv) AVB shall deliver, or cause to be delivered, to Seller (or, if so directed by Seller, to LBHI or a Lehman Designee) the AVB Equity Consideration; and (b) one or more Buyer Designees shall assume the Assumed Liabilities pursuant to this Section 2.2.1 and Section 2.2.2.  The Cash Purchase Price shall be paid as provided in Section 3.1 and Section 16.14.  For purposes of clarity, ERPOP and AVB shall be jointly and severally liable to pay the Cash Purchase Price, ERPOP Equity Consideration and AVB

Equity Consideration to Seller (or LBHI or a Lehman Designee, as applicable) and shall be jointly and severally liable for the Assumed Liabilities.

2.2.2                                             Upon the terms and subject to the conditions of this Agreement, each applicable Buyer Designee shall assume, by execution and delivery of an Assumption Agreement, (a) effective as of the Initial Closing (with respect to all Transferred Assets and Transferred Subsidiary Assets to be acquired by such Buyer Designee other than any Deferred Closing Assets that are subject to an Extension Closing in accordance with Section 2.5), and shall pay, perform and discharge when due, each of the Assumed Liabilities (other than any Assumed Liabilities related to the Deferred Closing Assets subject to an Extension Closing in accordance with Section 2.5), and (b) effective as of any Extension Closing (with respect to the applicable Deferred Closing Assets subject to an Extension Closing) in accordance with Section 2.5, and shall pay, perform and discharge when due, each of the Assumed Liabilities related to the applicable Deferred Closing Assets.  The Buyer Parties shall not assume and shall not be responsible to pay, perform or discharge any of the Excluded Liabilities.  For the avoidance of doubt, ERPOP and AVB shall each be jointly and severally liable pursuant to the Assumption Agreements for all Assumed Liabilities.

2.3                               Purchase Price Adjustment.

2.3.1

(a)                                 If (i) after the date of this Agreement, EQR declares or makes a dividend or distribution of EQR Common Shares on EQR Common Shares with a record date or, if no record date, an effective date prior to the Initial Closing Date, or AVB declares or makes a dividend or distribution of AVB Common Shares on AVB Common Shares with a record date, or, if no record date, an effective date prior to the Initial Closing, or (ii) either EQR or AVB announces or effects a share split or share combination with a record date or, if no record date, an effective date prior to the Initial Closing Date, then the number of EQR Common Shares or AVB Common Shares, as the case may, to be delivered as part of the Purchase Price shall be adjusted based on the following formula:

TS1	=	TS0 x OS1/OS0

Where

TS0	=	the number of EQR Common Shares or AVB Common Shares, as the case may be, deliverable hereunder immediately prior to the adjustment relating to such event

TS1	=	the new number of EQR Common Shares or AVB Common Shares, as the case may be, deliverable hereunder taking such event into account

OS0	=	the number of EQR Common Shares or AVB Common

Shares, as the case may be, outstanding immediately prior to such event

OS1	=	the number of EQR Common Shares or AVB Common Shares, as the case may be, outstanding immediately after such event.

(b)                                 If at any time after the date of this Agreement, either EQR or AVB declares or makes a cash dividend or distribution (other than one or more cash dividends declared in the Ordinary Course of Business) with a record date or, if no record date, an effective date, prior to the Initial Closing Date, the EQR Cash Purchase Price Portion or the AVB Cash Purchase Price Portion, as the case may be, will be increased by an amount equal to the amount of such dividend or distribution that Seller would have received if the Initial Closing Date had occurred immediately prior to the record date or effective date for such dividend (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased EQR Cash Purchase Price Portion or AVB Cash Purchase Price Portion shall be a corresponding increase in the Purchase Price).  If at any time after the date of this Agreement, either EQR or AVB declares or makes a dividend or distribution (other than a cash dividend or stock dividend (which is adjusted pursuant to Section 2.3.1(a)) that involves property, rights, securities, debt obligations or any other matter, then the Purchase Price will be increased by the property, rights, securities, debt obligations or other forms that Seller would have received if the Initial Closing Date had occurred immediately prior to the record date or effective date for such dividend or distribution (with such increase in the Purchase Price being payable in the form of the applicable property, rights, securities, debt obligations or other forms that Seller would have received if the Initial Closing Date had occurred immediately prior to the record date or effective date for such dividend or distribution).  A cash dividend shall be deemed to be in the Ordinary Course of Business if, and only if, it is (i) in respect of the fourth (4th) quarter of 2012, less than the amount set forth for EQR or AVB, as applicable, on Schedule 2.3.1(a), or (b) in respect of 2013, made in accordance with ordinary course past practices and announced as the expected “run rate” for dividends, in respect of EQR, for the first three (3) calendar quarters of 2013 and, in respect of AVB, for all of 2013.

(c)                                  If after the date of this Agreement either the EQR Common Shares or AVB Common Shares are changed, altered or modified by reason of recapitalization, reorganization, reclassification, consolidation, merger or otherwise (an “Event”) (other than by reason of the events described in Section 2.3.1(a) or (b)), and such change, alteration or modification has a record date or, if no record date, an effective date prior to the Initial Closing Date, then the ERPOP Equity Consideration or AVB Equity

Consideration, as applicable, shall be changed, altered or modified as if the ERPOP Equity Consideration or AVB Equity Consideration were outstanding as of the record date or effective date for such Event.

2.3.2                                             In the event that the Initial Closing Date occurs on a date that is later than the Second Extension Date, then the Cash Purchase Price shall be increased by an amount in cash (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased Cash Purchase Price shall be a corresponding increase in the Purchase Price) equal to (a) $1,000,000 for each day beginning on the day following the Second Extension Date to and including the Initial Closing Date (provided, however, that in no event shall there be any increase in the Cash Purchase Price with respect to any day during the period (x) beginning on the date that is five (5) Business Days following the date that the Buyer Parties have delivered a written notice in accordance with Section 2.4(a) that the Buyer Parties intend that the Initial Closing shall occur to the extent that, as of such date that is five (5) Business Days following the date on which the Buyer Parties have delivered such notice, the conditions set forth in Section 11.1.1, 11.1.2 and 11.1.3 have been satisfied and the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 (except to the extent waived by the Buyer Parties, in their sole and absolute discretion) shall not have been satisfied, and (y) ending on the date on which the conditions set forth in Sections 10.1.1, 10.1.2 and 10.1.3 have been satisfied), minus (b) an amount in cash equal to any cash dividends or distributions that will be received by Seller (or, if directed by Seller, LBHI or a Lehman Designee) at or following the Initial Closing with respect to the ERPOP Equity Consideration or the AVB Equity Consideration and which accrued with respect to any period ending on or before the Initial Closing Date (but the amount in clause (b) shall not exceed the amount payable as an increase in the Cash Purchase Price Portion pursuant to clause (a)).  For purposes of clarity, the amount payable in accordance with this Section 2.3.2, if any, shall be the joint and several obligations of ERPOP and AVB, but may be allocated among the Buyer Parties as determined by the Buyer Parties in their sole and absolute discretion.

2.3.3                                             On the Initial Closing Date or any earlier date selected by Seller, all Derivative Instruments to which Archstone, Seller or any Archstone Entity is bound shall be unwound or terminated, as the case may be, and the Cash Purchase Price shall be positively or negatively adjusted on a dollar-for-dollar basis (i.e., if such adjustment is positive, the Cash Purchase Price shall be increased, and if such adjustment is negative, the Cash Purchase Price shall be decreased (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased or decreased Cash Purchase Price shall be a corresponding increase or decrease in the Purchase Price)) to reflect the difference between the values of such Derivative Instruments used in the preparation of the Archstone Entities’ June 30, 2012 financial statements and amounts received as a result of unwinding or terminating such Derivative Instruments; provided that such Derivative Instruments will not be required to be unwound or terminated to the extent that (x) prior to the Initial Closing, the applicable Derivative Instruments have been assigned by Seller or the applicable Archstone Entity to LBHI or a Lehman Designee and LBHI or the applicable Lehman Designee shall have assumed the obligations of the applicable Archstone Entity thereunder, (y) at the Initial Closing, LBHI has executed and delivered to the Buyer Parties a release in form and substance reasonably satisfactory to the Buyer Parties releasing the Buyer Parties, their Affiliates and the Archstone Entities and their respective Representatives from all Liabilities related to such Derivative Instrument and agreeing to indemnify Buyer Parties, their Affiliates and the Archstone Entities and their respective Representatives from and against all Losses relating to such Derivative Instrument, and (z) at the Initial Closing, the Cash Purchase Price shall have been positively or negatively adjusted on a dollar-for-dollar basis (i.e., if the value of such Derivative Instrument is positive, the Cash Purchase Price shall be decreased, and if the value of such Derivative Instrument is negative, the Cash Purchase Price shall be increased (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased or decreased Cash Purchase Price shall be a corresponding increase or decrease in the Purchase Price)) to reflect the value of such Derivative Instruments used in the preparation of the Archstone Entities’ June 30, 2012 financial statements.  For purposes of clarity, the amount payable by or to the Buyer Parties in accordance with this Section 2.3.3, as applicable, shall be the joint and several obligations of ERPOP and AVB, but may be allocated among the Buyer Parties or the Buyer Designees as determined by the Buyer Parties in their sole and absolute discretion.  For the avoidance of doubt, ERPOP and AVB shall be responsible for any non-compliance, violation or breach of any Contract relating to Indebtedness or Joint Ventures resulting from the unwinding, termination or breach of any Derivative Instrument in connection with this Section 2.3.

2.4                               Initial Closing.  Unless this Agreement shall have been terminated pursuant to Article 15 and subject to the satisfaction or waiver of the conditions set forth in Articles 9, 10 and 11 (excluding those conditions which by their nature are to be satisfied as part of the Initial Closing, but subject to the fulfillment or waiver of those conditions), the initial closing of the Contemplated Transactions (the “Initial Closing”) shall take place at the offices of Hogan Lovells US LLP, 875 3rd Avenue, New York, New York, 10022 at 9:00 a.m., New York time, on or before the Outside Closing Date.  The Buyer Parties may fix the Initial Closing Date as any Business Day prior to the Outside Closing Date (a) upon written notice (which notice may be rescinded in the Buyer Parties’ sole discretion) to Seller and LBHI delivered at least five (5) Business Days in advance of the Initial Closing Date selected by Buyer Parties (and if the conditions set forth in Article 9 are not satisfied or waived on such date, the Initial Closing Date shall be the first date on which all of the conditions set forth in Article 9 are satisfied or waived), or (b) at such other place, time or date as the Parties hereto may agree in writing, in each case, subject to the satisfaction or waiver of the conditions set forth in Articles 9, 10 and 11 (excluding those conditions which by their nature are to be satisfied as part of the Initial Closing, but subject to the fulfillment or waiver of those conditions).  The “Outside Closing Date” shall mean the date which is sixty (60) days after the date of this Agreement; provided that the Parties acknowledge and agree that the Buyer Parties may determine, in their sole discretion, to postpone (i) upon notice (the “First Extension Notice”) to Seller and LBHI delivered by either of the Buyer Parties or both of them prior to the date that is five (5) Business Days prior to the date which is sixty (60) days following the date of this Agreement, the Outside Closing Date to a date that is no later than ninety (90) days after the date of this Agreement, and (ii) upon notice (the “Second Extension Notice”) to Seller and LBHI delivered by either of the Buyer Parties or both of them prior to the date that is five (5) Business Days prior to the date which is ninety (90) days following the date of this Agreement, the Outside Closing Date to a date that is no later than one hundred twenty (120) days after the date of this Agreement; provided, further, that in the event that the Buyer Parties have not delivered either (I) a First Extension Notice or a Second Extension Notice, as applicable, within the time periods specified in clause (i) or (ii), as applicable, (II) a notice setting the Initial Closing Date in accordance with Section 2.4(a) that has not been rescinded, or (III) a notice affirmatively stating the Buyer Parties do not wish to extend the Outside Closing Date, then the First Extension Notice or the Second Extension Notice, as applicable, shall be deemed to have been delivered to Seller and LBHI in accordance with this Section 2.4 and the Outside Closing Date shall be deemed to have been extended to the First Extension Date or the Second Extension Date, as applicable.  For the avoidance of doubt, (x) the Buyer Parties may not extend the Outside Closing Date to a date that is beyond 120 days after the date of this Agreement under any circumstances (but LBHI and Seller shall have the right, in their sole discretion, to extend the Outside Closing Date by up to twenty (20) Business Days in order to cure any default by LBHI or Seller as provided in Section 15.1.3(a)); (y) in the event that the Initial Closing does not occur on or before the First Extension Date, then the Seller Liquidated Damages Amount shall increase to an amount in cash equal to $800,000,000; and (z) if the Initial Closing does not occur on or before the Second Extension Date, then the Purchase Price shall increase as set forth in Section 2.3.2.  In the event the Buyer Parties do not fix the Initial Closing Date, the Initial Closing Date shall be the one hundred twentieth (120th) day after the date of this Agreement, and the Buyer Parties shall be in breach of this Agreement if the Initial Closing does not occur on or before the one hundred twentieth (120th) day after the date of this Agreement; provided that the conditions set forth in Articles 9 and 10 have been satisfied on such date (except to the extent waived by the Buyer Parties or conditions which by their nature are to be satisfied as part of the Initial Closing).

2.5                               Deferred Closings.

2.5.1                                             In the event that (A) any Deferred Closing Asset Consent required in connection with any of the assets of the Archstone Entities set forth on Schedule 2.5.1 has not been obtained on or prior to the Initial Closing Date and the Buyer Parties have elected pursuant to the provisions below to postpone the purchase thereof, (B) there is an Order issued by a Governmental Authority in effect on the Initial Closing Date (an “Asset Transfer Restriction Order”) preventing or prohibiting the transfer of any asset of the Archstone Entities to the Buyer Parties, or (C) with respect to a real property asset located in Montgomery County, Maryland, a certificate of compliance with respect to the applicable Tenant Purchase Option Law has not been obtained as of the Initial Closing Date and the Buyer Parties have concluded that an exemption from the requirement to obtain a certificate of compliance is not available (all such assets described in clauses (A) through (C) being referred to as “Deferred Closing Assets”), then (i) the purchase by the Buyer Parties of any Montgomery County Deferred Closing Asset and any Deferred Closing Asset with respect to which an Asset Transfer Restriction Order is in effect shall be postponed, and (ii) the Buyer Parties may elect, in their sole discretion, by written notice delivered to Seller within five (5) Business Days prior to the Initial Closing Date, subject to and in accordance with the provisions of this Section 2.5, to postpone the purchase by the Buyer Parties of any of the other Deferred Closing Assets, in each case, to a date following the Initial Closing Date that is no later than the Outside Deferred Closing Date, and which date shall be no later than three (3) Business Days following the date on which (x) the applicable Deferred Closing Asset Consent with respect to the applicable Deferred Closing Asset has actually been received, (y) the Asset Transfer Restriction Order with respect to the applicable Deferred Closing Assets is no longer in effect, or (z) the applicable certificate of compliance is received with respect to the applicable Montgomery County Deferred Closing Asset, whichever may be applicable (each such closing of the purchase of the applicable Deferred Closing Asset by a Buyer Party, an “Extension Closing” and, the date on which any such Extension Closing actually occurs, an “Extension Closing Date”).  For the avoidance of doubt, Schedule 2.5.1 shall not be modified except as expressly set forth in Section 9.2.

2.5.2                                             In the event the closing of any Deferred Closing Assets is postponed in accordance with Section 2.5.1, the following provisions shall apply:

(a)                                 Immediately prior to the Initial Closing, the Parties shall (i) cause such Deferred Closing Assets to be transferred to Seller or another entity mutually agreed upon by ERPOP, AVB and LBHI in accordance with Schedule 2.6 such that the applicable Deferred Closing Assets shall be excluded from the Transferred Assets and the Transferred Subsidiary Assets being transferred to the Buyer Parties at or immediately prior to the Initial Closing, and (ii) cause the actions set forth on Schedule 2.6 to be modified so as to enable the Initial Closing to occur without transfer of the Deferred Closing Assets (x) with respect to which the applicable Deferred Closing Asset Consents have not been obtained and for which the Buyer Parties have elected to postpone the purchase thereof as provided herein, (y) with respect to which an Asset Transfer Restriction Order is in effect, or (z) with respect to which a certificate of compliance has not been received for any Montgomery County Deferred Closing Asset, in each case, as of the Initial Closing Date.

(b)                                 (i) The applicable Buyer Party shall, at the Initial Closing, deposit into an escrow account with an escrow agent mutually acceptable to the Parties (the “Escrow Agent”) a portion of the ERPOP Equity Consideration or the AVB Equity Consideration, as applicable (the “Escrowed Deferred Stock Consideration”), in an amount equal to the amount allocated to the applicable Deferred Closing Asset (which allocated amount is set forth opposite such Deferred Closing Asset on Schedule 2.5.1); provided that there shall be no Escrowed Deferred Stock Consideration deposited with the Escrow Agent with respect to any Montgomery County Deferred Closing Asset, unless the aggregate value of Escrowed Deferred Stock Consideration would be less than $50 million, in which event the aggregate Escrowed Deferred Stock Consideration to be deposited with the Escrow Agent with respect to all such Montgomery County Deferred Closing Assets shall be equal to the number of EQR Common Shares and/or number of AVB Common Shares (as applicable) allocated to the applicable Montgomery County Deferred Closing Asset(s) (which allocated amount is set forth opposite such Montgomery County Deferred Closing Asset on Schedule 2.5.1); provided however, that if the aggregate value of such EQR Common Shares and AVB Common Shares (the “Montgomery County Escrowed Share Value”) is in excess of an amount equal to $50 million less the aggregate value of the Escrowed Deferred Stock Consideration with respect to all other Deferred Closing Assets (such amount the “Montgomery County Escrowed Consideration Limit”), then the number of EQR Common Shares and number of AVB Common Shares shall be reduced in proportion to the relative value represented by the aggregate number of EQR Common Shares and AVB Common Shares allocated to all such Montgomery County Deferred Closing Assets, until the Montgomery County Escrowed Share Value does not exceed the Montgomery County Escrowed Consideration Limit.  Any fractional shares as a result of determining the Escrowed Deferred Stock Consideration shall be rounded to the nearest whole share. For purposes of valuing the Escrowed Deferred Stock Consideration or any component thereof, the EQR Common Shares shall be deemed to have a value of $58.75 per share and the AVB Common Shares shall be deemed to have a value of $136.00 per share;

(ii) the ERPOP Equity Consideration or AVB Equity Consideration, as applicable, payable to Seller (or, if so directed by Seller, to LBHI or a Lehman Designee) at the Initial Closing in accordance with Section 2.2.1 shall be reduced by the Escrowed Deferred Stock Consideration delivered to the Escrow Agent in accordance with clause (i) above; and

(iii) the Parties shall (and LBHI shall cause the applicable Archstone Entities to) deliver to the Escrow Agent executed but undated originals of all documents and other deliverables (including Assumption Agreements effecting the assumption by the Buyer Parties or applicable Buyer Designee of Assumed Liabilities relating to such Deferred Closing Asset) necessary to cause the sale, assignment, transfer, conveyance and delivery of the Deferred Closing Assets to the applicable Buyer Party and the assumption of the Assumed Liabilities relating to such Deferred Closing Assets following the earlier to occur of (x) no later than the third Business

Day following the date on which (1) the applicable Deferred Closing Asset Consents have actually been received, (2) the Asset Transfer Restriction Orders relating to the applicable Deferred Closing Assets are no longer in effect, or (3) the applicable certificates of compliance are received with respect to the applicable Montgomery County Deferred Closing Assets, whichever may be applicable, and (y) the Outside Deferred Closing Date (the “Escrowed Deferred Closing Asset Transfer Documents”).

(c)                                  Subject to satisfaction or waiver of the conditions set forth in Sections 10.2 and 11.2 and subject further to Section 2.5.2(g), the Parties shall provide joint written instructions to the Escrow Agent to (i) release the Escrowed Deferred Stock Consideration (together with any dividends received with respect thereto) relating to each Deferred Closing Asset from escrow, and (ii) deliver the applicable Escrowed Deferred Stock Consideration (together with any dividends received with respect thereto) to Seller (or, if so directed by Seller, to LBHI or a Lehman Designee), upon the earlier to occur of (x) no later than the third Business Day following the date on which (1) the applicable Deferred Closing Asset Consent relating to the applicable Deferred Closing Asset is actually received, (2) the Asset Transfer Restriction Order relating to the applicable Deferred Closing Asset is no longer in effect, or (3) the applicable certificate of compliance is received with respect to the applicable Montgomery County Deferred Closing Asset, whichever may be applicable, and (y) the Outside Deferred Closing Date, in each case ((x) and (y)), unless Seller or LBHI shall not have delivered the joint written instructions required to be delivered to the Escrow Agent in accordance with the Deferred Closing Asset Escrow Agreement.

Notwithstanding the provisions of this paragraph (c), in the event that, at the time when any Escrowed Deferred Stock Consideration would be released pursuant to clause (x) above with respect to any Deferred Closing Asset, the applicable Extension Closings have not previously occurred with respect to all of the Montgomery County Deferred Closing Assets, then the aggregate value of the Escrowed Deferred Stock Consideration that shall be released at such time shall be equal to the excess (if any) of the aggregate value of the Escrowed Deferred Stock Consideration then being held over the aggregate value of the Escrowed Deferred Stock Consideration allocable to the Deferred Closing Assets as to which a closing has not then occurred (including the aggregate value of the portion of the ERPOP Equity Consideration and the AVB Equity Consideration allocated to the Montgomery County Deferred Closing Assets as to which a closing has not occurred, as set forth on Schedule 2.5.1).  Upon any release of Escrowed Deferred Stock Consideration under the circumstances described in this paragraph, (A) the value of the Escrowed AVB Equity Consideration shall be based on

$136.00 per share and the value of the Escrowed ERPOP Equity Consideration shall be based on $58.75 per share; and (B) the AVB Common Shares and EQR Common Shares that continue to be held by the Escrow Agent after such release shall have aggregate values, to the extent possible, in proportion to the relative aggregate values represented by the EQR Common Shares and the AVB Common Shares allocable to all Deferred Closing Assets (including any Montgomery County Deferred Closing Assets) as to which an Extension Closing has not then occurred, as set forth on Schedule 2.5.1.

Notwithstanding the provisions of this paragraph (c), in the event that, at the time when any Escrowed Deferred Stock Consideration would be released pursuant to clause (y) above, the applicable Extension Closings have not occurred with respect to all of the Montgomery County Deferred Closing Assets, then the value of the Escrowed Deferred Stock Consideration that shall be released at such time shall be equal to the excess (if any) of the aggregate value of the Escrowed Deferred Stock Consideration then being held over the lesser of $50 million and twenty percent (20%) of the aggregate value of the portion of the ERPOP Equity Consideration and the AVB Equity Consideration allocated to the Montgomery County Deferred Closing Assets as to which a closing has not occurred, as set forth on Schedule 2.5.1.  Upon any release of Escrowed Deferred Stock Consideration under the circumstances described in this paragraph, (I) the value of the Escrowed AVB Equity Consideration shall be based on $136.00 per share and the value of the Escrowed ERPOP Equity Consideration shall be based on $58.75 per share; and (II) the shares of Escrowed Deferred Stock Consideration that continue to be held by the Escrow Agent after such release shall consist, to the extent possible, of AVB Common Shares and EQR Common Shares representing the same percentages of the portions of the AVB Equity Consideration and the ERPOP Equity Consideration, as applicable, allocable to the Montgomery County Deferred Closing Assets as to which a closing has not then occurred, as set forth on Schedule 2.5.1.

(d)                                 Subject to Section 2.5.2(g), the Deferred Closing Asset Escrow Agreement shall provide that, subject to satisfaction or waiver of the conditions set forth in Sections 10.2 and 11.2, the Parties shall provide joint written instructions to the Escrow Agent to release the Escrowed Deferred Closing Asset Transfer Documents from escrow and deliver the applicable Escrowed Deferred Closing Asset Transfer Documents to the applicable Buyer Parties or to Seller on the date referenced in subsection (c) above (unless the applicable Deferred Closing Asset Consent shall have been received from the applicable third party but the applicable Buyer Party shall not have delivered the joint written instructions required to be delivered by the Deferred Closing Asset Escrow Agreement).  Subject to Section 2.5.2(g), without any further action of the parties hereto, on the Outside Deferred Closing Date, subject to satisfaction or waiver of the conditions set forth in Sections 10.2 and 11.2, any remaining Escrowed Deferred Stock Consideration and Escrowed Deferred Closing Asset

Transfer Documents shall be released from escrow in accordance with the terms of the Deferred Closing Asset Escrow Agreement.

(e)                                  From and after the Initial Closing Date, the Buyer Parties shall use their respective Commercially Reasonable Efforts (but without any payment of money or other transfer of value to any third party, except as required by the terms of any applicable Contract relating to such Deferred Closing Asset) to obtain from the applicable third party (i) the applicable Deferred Closing Asset Consent for the conveyance, assignment or transfer of the applicable Deferred Closing Asset to the applicable Buyer Party or Buyer Designee, or (ii) written confirmation reasonably satisfactory in form and substance to Lehman and the Buyer Designees confirming that such Deferred Closing Asset Consent or approval is not required.  Subject to compliance by the Buyer Parties with Section 13.10.1(g), Seller and the Lehman Entities shall use their Commercially Reasonable Efforts to cooperate with the Buyer Parties in obtaining the Deferred Closing Asset Consents and shall take any actions that can be taken only by the owner of such Deferred Closing Asset (and not by the Buyer Parties) and which is reasonably requested by the Buyer Parties with respect to such Deferred Closing Asset Consents within five (5) Business Days following the receipt of such request from the Buyer Parties; provided, however, that the Buyer Parties acknowledge that Seller and LBHI shall have limited organization, infrastructure and other resources to provide assistance to Buyer Parties after the Initial Closing Date.

(f)                                   The Parties shall enter into, as of the Initial Closing Date, the Deferred Closing Asset Arrangement Agreement(s).

(g)                                  In the event that an Asset Transfer Restriction Order is in effect on the date that is 180 days after the date of this Agreement with respect to any Deferred Closing Asset or a certificate of compliance with respect to the applicable Tenant Purchase Option Law has not been obtained as of the date that is 180 days after the date of this Agreement with respect to any Montgomery County Deferred Closing Asset (each such asset, a “Retained Deferred Closing Asset”), then the Extension Closing with respect to such Retained Deferred Closing Asset shall be further postponed in accordance with this Section 2.5.2(g) and the following provisions shall apply:

(i)                                     The applicable Buyer Party shall deliver to the Seller, LBHI and the Escrow Agent, on or prior to the date that is 180 days after the date of this Agreement written certification that an Asset Transfer Restriction Order is in effect or that a certificate of compliance has not been obtained with respect to a Montgomery County Deferred Closing Asset and a calculation of the Retained Escrowed Stock Consideration (such notice, an “Extension Notice”).

(ii)           The Deferred Closing Asset Escrow Agreement shall provide that in the event an Extension Notice has been received by the Escrow Agent, the Escrow Agent shall (X) continue to hold in escrow the Deferred Closing Asset Transfer Documents related to the Retained Deferred Closing Asset (the “Retained Escrowed Documents”) and (Y) continue to hold the Retained Escrowed Stock Consideration, in each case, until the parties provide joint written instructions to the Escrow Agent to release the Retained Escrowed Documents and the Retained Escrowed Stock Consideration; provided, however, that, subject to satisfaction or waiver of the conditions set forth in Sections 10.2 and 11.2, on the date that is 180 days after the date of this Agreement, the Escrow Agent shall release all of the Deferred Closing Assets Transfer Documents and Escrowed Deferred Stock Consideration related to all other Deferred Closing Assets, except those for which an Asset Transfer Restriction Order is in effect and with respect to any Montgomery County Deferred Closing Assets as to which a certificate of compliance has not been obtained. The parties shall provide joint written instructions to the Escrow Agent no later than three (3) Business Days from the date on which the transfer of such Retained Deferred Closing Asset may first be lawfully consummated or the date on which a certificate of compliance is obtained, as applicable.

(h)                                 The Parties acknowledge and agree that in the event that all of the Escrowed Deferred Stock Consideration (other than the Retained Escrowed Stock Consideration) relating to all the Deferred Closing Assets is not released and delivered to Seller (or, if so directed by Seller, to LBHI or a Lehman Designee) on or before the Outside Deferred Closing Date other than as a result of Seller’s failure to deliver the joint instructions required by the Deferred Closing Asset Escrow Agreement, then Seller, LBHI and any applicable Lehman Designee shall have all remedies at Law or equity (including the right to seek specific performance), and other than as set forth in Section 2.5.2(g) for Retained Escrowed Stock Consideration, ERPOP and AVB shall, jointly and severally, indemnify Seller, LBHI and any Lehman Designees for all Losses as a result of the failure of the Escrowed Deferred Stock Consideration to be received by Seller (or, if so directed by Seller, to LBHI or a Lehman Designee).

2.6          Asset Transfer Transactions.

2.6.1                                             Schedule  2.6 attached hereto sets forth the steps and conditions required to cause each Transferred Subsidiary Asset and Transferred Asset to be transferred to the applicable Buyer Party or Buyer Designee and the allocable portion of the Cash Purchase Price and the ERPOP Equity Consideration or the AVB Equity Consideration to be paid in exchange for each such Transferred Subsidiary Asset.  Immediately prior to the Initial Closing (as described in Section 2.1.1), or at any Extension Closing Date (with respect to any Deferred Closing Asset for which an Extension Closing will occur), Seller shall (and LBHI shall cause Seller and the applicable Archstone Entities to) take all applicable actions set forth on Schedule 2.6, including the execution and delivery of all resolutions, bills of sale, deeds, assignments, and other conveyance documents contemplated by the transactions set forth on Schedule 2.6, in form and substance reasonably satisfactory to Seller (the “Asset Transfer Documents”), provided that the Buyer Parties shall deliver proposed forms of all such documents a reasonable period in advance of the Initial Closing and the Asset Transfer Documents shall comply in all respects with Section 2.6.3.

2.6.2                                             Subject to Section 2.6.3, the Buyer Parties may (subject to the following conditions) revise Schedule 2.6 at any time prior to the Initial Closing in order to designate other Buyer Designees or to change the steps, conditions and allocable portion of the Cash Purchase Price and the ERPOP Equity Consideration or the AVB Equity Consideration to be paid in exchange for each such Transferred Subsidiary Asset set forth on Schedule 2.6 with respect to any Transferred Subsidiary Asset if such revisions and the Buyer Parties’ structure comply in all respects with Section 2.6.3; provided that after giving effect to the revisions to Schedule 2.6, the revised Schedule 2.6 is reasonably similar in terms of the types of transactions and actions required of Seller and the Lehman Entities described therein to the Schedule 2.6 that exists as of the date of this Agreement.

2.6.3                                             The Buyer Parties shall have the option, in their sole and absolute discretion, to revise Schedule 2.6 to request that Seller, subject to Section 13.10.1(e) and immediately prior to the Initial Closing, (a) convert or cause the conversion of one or more Subsidiaries that are organized as corporations into limited liability companies (or other entities) and one or more Subsidiaries that are organized as limited partnerships or limited liability companies into other entities, on the basis of organizational documents as reasonably requested by the Buyer Parties, (b) revoke or cause to be revoked the election of one or more Subsidiaries (other than corporations) that have elected to be treated for Tax purposes as a corporation, (c) sell or cause to be sold all of the capital stock, shares of beneficial interests, partnership interests or limited liability interests owned, directly or indirectly, by Seller in one or more Archstone Entities to any Person (who, if not an Affiliate of EQR or AVB or an exchange accommodation titleholder, with respect to any transactions related to any property that the Buyer Parties desire to be treated as replacement property in an exchange pursuant to Section 1031 of the Code, shall be reasonably acceptable to LBHI) at a price and on terms all as designated by the Buyer Parties, or (d) sell or cause to be sold any of the assets of Seller or any Archstone Entity to any Person at a price and on terms all as designated by the Buyer Parties (clauses (a), (b), (c) and (d), together with any other requested revisions to Schedule 2.6 pursuant to and in accordance with Section 2.6.2, the “Requested Transactions”); provided that after giving effect to the revisions to Schedule 2.6, the revised Schedule 2.6 is reasonably similar in terms of the types of transactions and actions required of Seller and the

Lehman Entities described therein to the Schedule 2.6 that exists as of the date of this Agreement.  Notwithstanding anything to the contrary set forth in this Section 2.6, in no event shall the Asset Transfer Documents or the Requested Transactions be inconsistent with the following: (i) the Requested Transactions shall not delay or prevent the completion of the Contemplated Transactions, (ii) the Requested Transactions shall be implemented as close as possible to the Initial Closing (but after the Buyer Parties shall have waived or confirmed in writing that all conditions to the consummation of the Contemplated Transactions have been satisfied) other than those conditions that, by their nature, are to be satisfied at the Initial Closing, (iii) neither Seller nor any Lehman Entity or Archstone Entity shall be required to take any action in contravention of any Law or Organizational Document, or that imposes any criminal or civil liability, (iv) the consummation of any Requested Transactions shall be contingent upon the receipt by Seller of an irrevocable written notice from Buyer Parties confirming that all of the conditions set forth Articles 9 and 10 have been satisfied (or, with respect to Article 10, at the option of the Buyer Parties, waived) and that the Buyer Parties are ready, willing and able to, and unconditionally obligated to, proceed immediately with the Initial Closing, (v) the Requested Transactions (or the inability to complete the Requested Transactions) and the Asset Transfer Documents shall not affect or modify in any respect the obligations of the Buyer Parties under this Agreement, including payment of the Purchase Price, (vi) the Requested Transactions shall not require Seller or any Person owning a direct or indirect interest in Seller to be a party to any Asset Transfer Documents, except, in the case of Seller, with respect to any asset owned directly by Seller, (vii) the Requested Transactions shall not create any additional representations, warranties, indemnities, agreements or other obligations of Seller (except to the extent that such indemnities, agreements or obligations constitute Assumed Liabilities) or the Lehman Entities not expressly set forth in this Agreement, and (viii) the Requested Transactions shall not cause any asset to become more likely to be subject to a purchase option under any Tenant Purchase Option Law if such asset was not previously subject to such an option under the terms of Schedule 2.6 as of the date hereof.  ERPOP and AVB, on a joint and several basis, shall and do hereby agree to indemnify and hold harmless Seller, the Lehman Entities, and their Representatives from and against any and all Losses suffered or incurred by them in connection with or as a result of taking such actions (including any Liability under any Tax Protection Agreement arising from the Contemplated Transactions).  Without limiting the foregoing, none of the representations, warranties or covenants of Seller or the Lehman Entities shall be deemed to apply to, or deemed breached or violated by, any of the Requested Transactions.  ERPOP and AVB, on a joint and several basis, shall and do hereby agree to indemnify Seller, the Lehman Entities and their Representatives from and against all Losses suffered or incurred by them in connection with or as a result of changes made to Schedule 2.6 after the date hereof (but expressly excluding any legal fees incurred by such Persons in reviewing and commenting on the structure of, or documents implementing, such asset transfers).

2.6.4                                             A Buyer Party or a Buyer Designee may acquire one or more of the Transferred Assets or Transferred Subsidiary Assets as replacement property in an exchange pursuant to Section 1031 of the Code.  Subject to compliance by the Buyer Parties with Section 13.10.1(e), each Party shall reasonably cooperate with the other Parties in consummating the transfer of such Transferred Assets or Transferred Subsidiary Assets in an exchange transaction pursuant to a written Exchange Agreement and related documents entered into by the applicable party and a qualified intermediary so long as such cooperation does not (i) create any additional representations, warranties, indemnities, agreements or other obligations of Seller (except to the extent that such indemnities, agreements or obligations constitute Assumed Liabilities) or the Lehman Entities not expressly set forth in this Agreement, or (ii) require Seller or any Person owning a direct or indirect interest in Seller to be a party to any such Exchange Agreement and related documents, except, in the case of Seller, with respect to any asset owned directly by Seller.  Any assignment of the rights or obligations of a Party hereunder to a qualified intermediary to effectuate the exchange shall not relieve, release or absolve such party of its obligations to the other Parties under this Agreement.  For the avoidance of doubt, neither Seller nor any Lehman Entity shall have any Liability to any Buyer Indemnified Party if such Person does not achieve its desired tax treatment under Section 1031 of the Code.

ARTICLE 3
EFFECT OF SALE

3.1          Required Tax Withholding.  The Buyer Parties shall be entitled to deduct and withhold from the Purchase Price otherwise payable to Seller or any of its Subsidiaries pursuant to this Agreement such amounts as the Buyer Parties are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign tax Law; provided that the Buyer Parties shall not deduct or withhold any amounts from the  Purchase Price (a) pursuant to Section 1445 of the Code, if Seller (or any applicable Subsidiary of Seller) has provided either (i) a certificate of non-foreign status executed by a duly authorized Representative of Seller or such Subsidiary, sworn under penalty of perjury and in form and substance required under the Treasury Regulations under Section 1445 of the Code, to the effect that withholding under Section 1445 of the Code is not required in connection with the acquisition of the Transferred Assets and Transferred Subsidiary Assets by the Buyer Parties or Buyer Designees, as applicable, or (ii) a withholding certificate issued by the IRS pursuant to Treasury Regulations Section 1.1445-3 that is reasonably satisfactory to the Buyer Parties stating that such amounts are not required to be withheld; or (b) pursuant to any other Law, without having provided to Seller or its applicable Subsidiary written notice of its intention to withhold and the basis for such withholding fifteen (15) days prior to the Initial Closing.  To the extent that amounts are withheld by the Buyer Parties or Buyer Designees, such withheld amounts (x) shall be remitted promptly and in accordance with applicable Law by the Buyer Parties or Buyer Designees to the applicable Governmental Authority, and (y) shall be treated for all purposes of this Agreement as having been paid to Seller or its applicable Subsidiary in respect of which such deduction and withholding was made by the Buyer Parties or Buyer Designees and shall be deemed part of the Purchase Price.  The Buyer Parties shall promptly provide to Seller or its applicable Subsidiary written evidence reasonably satisfactory to Seller or its applicable Subsidiary of any such remittance.

3.2          No Further Ownership Rights.  At and after the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at and after any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), the Purchase Price, upon payment thereof, and the assumption of the Assumed Liabilities, shall be deemed to be in full satisfaction of all rights pertaining to the Transferred Assets and Transferred Subsidiary Assets and no Lehman Entity or Seller shall have any further ownership or other rights with respect thereto, other than the performance of the covenants contemplated by this Agreement or any of the other Transaction Documents.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF LBHI

Except as set forth in the Disclosure Schedules, LBHI hereby represents and warrants to the Buyer Parties as follows:

4.1          Organization and Good Standing.  LBHI is a legal entity that is duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted.  LBHI  is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on its ability to consummate the Contemplated Transactions.

4.2          Authorization; Validity of Agreements.  LBHI has the requisite power and authority to execute and deliver (or cause the applicable Lehman Entity to execute and deliver) this Agreement and each other Transaction Document to which it or any of the Lehman Entities is a party and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by LBHI of this Agreement, the execution, delivery and performance by LBHI or any other Lehman Entity of any other Transaction Document to which LBHI or any other Lehman Entity is a party and the performance of LBHI’s and the other Lehman Entities’ obligations hereunder and thereunder have been duly authorized, and no other proceedings, actions or authorizations on any of their parts or on the part of any holders of Equity Interests in them are necessary in connection with such execution, delivery and performance (other than any such action or authorization that has been taken or obtained).  Each of the Transaction Documents to which LBHI or any Lehman Entity is a party has been duly executed and delivered, or will at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension

Closing), be duly executed and delivered, and constitutes, or will constitute at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), as the case may be, its legal, valid and binding obligation, enforceable against it in accordance with the terms of such Transaction Document, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

4.3          Consents and Approvals; No Violations.  The execution, delivery and performance by LBHI of this Agreement and any other Transaction Documents to which it is a party, and the performance by the Lehman Entities of their obligations under any Transaction Documents to which any of them are a party, do not and will not (a) violate, contravene or conflict with any provision of any Organizational Documents of the Lehman Entities or any Organizational Documents of Seller; (b) except with respect to Consents required under Contracts set forth in Schedule 4.3, result in a breach of or constitute a default under (with or without due notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which any Lehman Entity is a party; (c) contravene or conflict with or constitute a violation of any Orders or Laws applicable to or binding upon any Lehman Entity; (d) except for any notifications required under any Tenant Purchase Option Law, require on the part of any Lehman Entity any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Authority; (e) result in the creation or imposition of any Lien on any of the Lehman Entities other than Permitted Liens and restrictions on transfer by the applicable Buyer Party or Buyer Designee imposed under the Organizational Documents of the Lehman Entities; except, (A) in the case of clauses (c) and (d), for filings pursuant to the HSR Act or with respect to Transfer Taxes and/or the payment of such Transfer Taxes and (B) in the case of clauses (b), (c), (d) and (e) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4          Ownership of Equity Interests in Seller.

4.4.1                                             The beneficial and record owners of the Equity Interests of Seller are set forth in Schedule 4.4.1.  Such Persons have good, valid and marketable title to, and will, immediately prior to Initial Closing, be the sole beneficial and record owners of and have good, valid and marketable title to, all of the Equity Interests of Seller set forth opposite the respective names of the Lehman Entities in Schedule 4.4.1. LBHI has all necessary corporate, company or other entity power to cause Seller to perform Seller’s obligations under the Transaction Documents.  Except for the Equity Interests in Seller and the voting interests in Archstone Property Holdings LLC (which interests in Archstone Property Holdings LLC are owned or held by the Lehman Entities set forth in Schedule 4.4.1), the Lehman Entities do not directly own or hold any Equity Interests, voting interests or other interests in any Archstone Entity.

4.4.2                                             Other than pursuant to the terms and conditions of this Agreement, (a) each Lehman Entity is not a party to any option, warrant, purchase right or other contract that could require (i) any Archstone Entity to issue any Equity Interest in such Archstone Entity to any Person other than an Archstone Entity, or (ii) Seller or any Archstone Entity to sell, transfer or otherwise dispose of the Transferred Assets or Transferred Subsidiary Assets, and (b) each Lehman Entity is not a party to any voting trust, agreement, proxy or other Contract with respect to the voting of any Equity Interest in Seller or with respect to the Transferred Interests or any other Equity Interests in any Archstone Entity other than the Voting Agreement.

4.5          Brokerage Fees.  Except for the Persons set forth in Schedule 4.5 (whose fees shall be paid by LBHI pursuant to Section 13.10.2), there is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of any Lehman Entity who might be entitled to any fee or commission in connection with the Contemplated Transactions.

4.6          Purchase for Investment.

4.6.1                                             Each Lehman Designee is an “accredited investor” within the meaning of that term as defined in Rule 501(a) promulgated under the Securities Act.

4.6.2                                             The ERPOP Equity Consideration and AVB Equity Consideration will be acquired for investment for each Lehman Designee’s own account and not with a view to the distribution of any part thereof in violation of the Securities Act.

4.6.3                                             Each Lehman Designee’s financial condition is such that it is able to bear the risk of holding the ERPOP Equity Consideration and AVB Equity Consideration for an indefinite period of time.

4.6.4                                             Each Lehman Designee (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the ERPOP Equity Consideration and AVB Equity Consideration.

4.6.5                                             Each Lehman Designee acknowledges that the ERPOP Equity Consideration and the AVB Equity Consideration have not been registered under the Securities Act or under any state or foreign securities laws.

4.7          Legal Proceedings; Claims.  No Proceeding is pending nor, to LBHI’s Knowledge, has any Proceeding been threatened in writing against any Lehman Entity or Seller, which seeks to restrain, prohibit or otherwise challenge legality or validity of this Agreement or any of the Contemplated Transactions.

4.8          Non-Reliance.  In connection with the due diligence investigation of EQR, ERPOP and AVB, the Lehman Entities have received and may continue to receive from EQR, ERPOP and AVB certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding EQR, ERPOP and AVB, and their respective business and operations.  LBHI, on behalf of itself and such other Lehman Entity and/or other Lehman Designee, hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which such Lehman Entity or Lehman Designee is familiar.  Other than the representations and warranties set forth herein, such Lehman Entity or Lehman Designee acknowledges that (i) neither the Equity Residential Parties nor AVB make or have made any other representation or warranty, including any representation or warranty as to the prospects, financial or otherwise, of ERPOP, EQR or AVB, including with respect to the nature or extent of any of their Liabilities, the effectiveness or the success of any operations, any documents, projections, material or other information (financial or otherwise) regarding EQR, ERPOP and AVB furnished to Lehman Entities or their Representatives or made available to such Lehman Entities and their Representatives in any data room, management presentations or in any other form in expectation of, or in connection with, the Contemplated Transactions, or in respect of any other matter or thing whatsoever, and (ii) that any projections, estimates or forecasts of future results or events provided by or on behalf of EQR, ERPOP and AVB are subject to uncertainty and to the assumptions used in their preparation.  LBHI, on behalf of Seller and the other Lehman Entities, has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of ERPOP, EQR and AVB and has been provided access to and an opportunity to review any and all information respecting ERPOP, EQR and AVB requested by LBHI in order for Seller and the Lehman Entities to make their own determination to proceed with the Contemplated Transactions.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, LBHI and Seller, jointly and severally, represent and warrant to the Buyer Parties as follows:

5.1          Organization and Good Standing.  Seller is a legal entity that is duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as presently conducted.  Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.2          Authorization; Validity of Agreements.  Seller has the requisite partnership power and authority to execute and deliver each of the Transaction Documents to which it is a party and to consummate the Contemplated Transactions.  The execution, delivery and performance by Seller of each of the Transaction Documents to which it is a party, and the consummation by Seller of the Contemplated Transactions, have been duly authorized by Seller, and no other proceedings, actions or authorizations on the part of Seller or any holders of Equity Interests in Seller are necessary to authorize the execution and delivery by Seller of any Transaction Document to which it is a party or the consummation by Seller of the Contemplated Transactions.  Each of the Transaction Documents to which Seller is a party has been duly executed and delivered by Seller, or will at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing),  be duly executed and delivered by Seller, and constitutes, or will constitute at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

5.3          Consents and Approvals; No Violations.  Except as set forth in Schedule 5.3, the execution, delivery and performance by Seller of each Transaction Document to which it is a party, and the consummation by Seller of the Contemplated Transactions, do not and will not (a) violate, contravene or conflict with any provision of any Organizational Documents of Seller; (b) except for any notifications required under any Tenant Purchase Option Law, require on the part of Seller any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Authority; (c) result in the creation or imposition of any Lien on Seller other than Permitted Liens and restrictions on transfer by the Buyer Parties or Buyer Designees imposed under the Organizational Documents of Seller; and (d) contravene or conflict with or constitute a violation of any Orders or Laws applicable to or binding upon Seller; except, (A) in the case of clauses (b) and (d), for filings pursuant to the HSR Act or with respect to Transfer Taxes and/or the payment of any such Transfer Taxes, and (B) in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.4          Ownership of Transferred Assets.

5.4.1                                             Except as set forth in Schedule 5.4.1, Seller is the sole beneficial and record owner and has good, valid and marketable title to, and will, immediately prior to the Initial Closing, be the sole beneficial and record owner and have good, valid and marketable title to, all of the Primary Archstone Entities, free and clear of all Liens (other than any restrictions on transfer by any applicable Buyer Party or Buyer Designee imposed under applicable securities Laws and the Organizational Documents of the Archstone Entities, and Permitted Liens).

5.4.2                                             Other than pursuant to the terms and conditions of this Agreement and the Organizational Documents of any Archstone Entity, (a) Seller is not a party to any option, warrant, purchase right or other contract that could require (i) any Archstone Entity to issue any ownership interest or other securities of such Archstone Entity, or (ii) Seller to sell, transfer or otherwise dispose of the Transferred Assets or Transferred Subsidiary Assets, and (b) Seller is not a party to any voting trust, agreement, proxy or other Contract with respect to the voting of any of the Transferred Interests or any other Equity Interests in any Archstone Entity.

5.5          Brokerage Fees.  Except for the Persons set forth in Schedule 5.5 (whose fees shall be paid by LBHI pursuant to Section 13.10.2), there is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of Seller or any Archstone Entity who might be entitled to any fee or commission from Seller or any Archstone Entity in connection with the Contemplated Transactions.

5.6          Financial Statements.

5.6.1                                             Schedule 5.6.1 contains true, correct and complete copies of (a) the audited combined consolidated financial statements of Seller (or its predecessor) for each of the periods ended December 31, 2009, 2010 and 2011, (b) the unaudited combined consolidated financial statements of Seller for each of the six (6) month periods ended June 30, 2011 and 2012, and (c) the unaudited combined consolidated financial statements of Seller for each of the nine (9)-month periods ended September 30, 2011 and 2012 (collectively, the “Financial Statements”).

5.6.2                                             The Financial Statements and notes thereto (a) have been prepared from the books and records of the entities disclosed in those financial statements, (b) have been prepared in accordance with GAAP, consistently applied throughout the periods presented, and (c) to Seller’s Knowledge and LBHI’s Knowledge, fairly present in all material respects the financial condition and results of operations of the reported entities for the periods presented.

5.7          Absence of Dividends and Redemptions.  Between June 30, 2012 and the date of this Agreement, Seller has not (a) declared, set aside or paid any dividend or made any distribution with respect to its Equity Interests, or (b) redeemed, purchased, or otherwise acquired any of its Equity Interests.

5.8          Non-Reliance.  In connection with the due diligence investigation of EQR, ERPOP and AVB, Seller has received and may continue to receive from EQR, ERPOP and AVB certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding EQR, ERPOP and AVB, and their respective business and operations. Seller hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Seller is familiar.  Other than the representations and warranties set forth herein, Seller acknowledges that (i) neither the Equity Residential Parties nor AVB make or have made any other representation or warranty, including any representation or warranty as to the prospects, financial or otherwise, of ERPOP, EQR or AVB, including with respect to the nature or extent of any of their Liabilities, the effectiveness or the success of any operations, any documents, projections, material or other information (financial or otherwise) regarding EQR, ERPOP and AVB furnished to Seller or its Representatives or made available to Seller or its Representatives in any data room, management presentations or in any other form in expectation of, or in connection with, the Contemplated Transactions, or in respect of any other matter or thing whatsoever, and (ii) that any projections, estimates or forecasts of future results or events provided by or on behalf of EQR, ERPOP and AVB are subject to uncertainty and to the assumptions used in their preparation.  Seller has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of ERPOP, EQR and AVB and has been provided access to and an opportunity to review any and all information respecting ERPOP, EQR and AVB requested by Seller in order for Seller to make their own determination to proceed with the Contemplated Transactions.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF LBHI AND SELLER CONCERNING THE ARCHSTONE ENTITIES

Except as set forth in the Disclosure Schedules, LBHI and Seller, jointly and severally, represent and warrant to the Buyer Parties as follows:

6.1          Organization and Good Standing.

6.1.1                                             To Seller’s Knowledge and LBHI’s Knowledge, each Primary Archstone Entity is a legal entity that is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite corporate, company or other entity power and authority to own, lease and operate its properties and to carry on its business as presently conducted.  To Seller’s Knowledge and LBHI’s Knowledge, each Archstone Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.1.2                                             To Seller’s Knowledge and LBHI’s Knowledge, each Primary Archstone Entity has all requisite entity power and authority necessary to own, lease and operate its properties and assets and to conduct its business as currently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.2          [Intentionally deleted].

6.3          Capitalization of the Archstone Entities.

6.3.1                                             Schedule 6.3.1 sets forth (a) the name of each Primary Archstone Entity, (b) the number or percentage of the Equity Interests and voting interests of each class, series or type outstanding in each Primary Archstone Entity, (c) if an Archstone Entity or Joint Venture is not directly or indirectly wholly-owned by a Primary Archstone Entity, the aggregate ownership interest (not taking into account any distributions (whether priority, promote or otherwise) that are not made pro rata (assuming that all commitments under the applicable Contracts are fully funded)) of any Primary Archstone Entity in any other Archstone Entity or Joint Venture, and (d) if any real property in which any Archstone Entity has an ownership interest is not wholly-owned by the Archstone Entities, the aggregate ownership interest (not taking into account any distributions (whether priority, promote or otherwise) that are not made pro rata) in such property that is not wholly-owned by the Archstone Entities, in each case, as of the date of this Agreement.

6.3.2                                             To Seller’s Knowledge and LBHI’s Knowledge, Schedule 6.3.2(a) sets forth, as of October 31, 2012, (i) for each Subsidiary of each Primary Archstone Entity the name and ownership chain of each such Subsidiary, and (ii) for each Person in which a Primary Archstone Entity owns, directly or indirectly, 50% or more of the Equity Interests and that is not otherwise a Subsidiary (such Person, a “Non-Controlled Subsidiary”) the ownership interest of the Archstone Entities in such Non-Controlled Subsidiary.  Since October 31, 2012, to Seller’s Knowledge and LBHI’s Knowledge, there has not been any material change to the ownership chain with respect to the Subsidiaries of each of the Primary Archstone Entities or to the ownership of the Archstone Entities in the Non-Controlled Subsidiaries.  To Seller’s Knowledge and LBHI’s Knowledge, all outstanding Equity Interests and/or voting interests of each Subsidiary of a Primary Archstone Entity and each Non-Controlled Subsidiary owned by an Archstone Entity are duly authorized and validly issued and, if such Subsidiary or Non-Controlled Subsidiary is a corporation, are fully paid and non-assessable.  Except as set forth in Schedule 6.3.2(b) or in the Organizational Documents of the Primary Archstone Entities, neither the Primary Archstone Entities nor, to Seller’s Knowledge and LBHI’s Knowledge, any of their Subsidiaries or any Non-Controlled Subsidiaries have (i) granted any options, warrants, rights or other securities convertible into, or exchangeable or exercisable for, Equity Interests and/or voting interests of a Subsidiary or Non-Controlled Subsidiary, or (ii) entered into any Contracts (x) relating to the redemption, exchange, issuance, sale, transfer or other disposition, voting or registration of Equity Interests and/or voting interests of a Subsidiary or Non-Controlled Subsidiary, or options, warrants, debt instruments, or other securities convertible into, or exchangeable or exercisable for, any of the foregoing, or (y) which grant stock appreciation rights, “phantom stock” or similar rights that give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of any Equity Interests and/or voting interests of a Subsidiary or Non-Controlled Subsidiary, in the case of clause (i) and clause (ii) to any Person other than (A) a Primary Archstone Entity or direct or indirect wholly-owned Subsidiary thereof, and (B) the redemption rights and voting rights relating to the Preferred Units.  Except for the Voting Agreement, there are no equityholder agreements, voting agreements, voting trusts or proxies with respect to the voting, or registration under the Securities Act of any Equity Interests and/or voting interests of any Subsidiary of a Primary Archstone Entity.  The Primary Archstone Entities or the applicable Subsidiary of the Primary Archstone Entities identified in Schedule 6.3.2(a) are the sole record and beneficial owners of, and have good and valid title to, the Equity Interests and/or voting interests in such Subsidiary or Non-Controlled Subsidiary that are held of record by a Primary Archstone Entity or any other Subsidiary of the Primary Archstone Entities (such Equity Interests and/or voting interests, the “Subsidiary Interests”), free and clear of all Liens, other than Permitted Liens. Schedule 6.3.2(c) sets forth as of the date of this Agreement, to Seller’s Knowledge and LBHI’s Knowledge, the name of each Person (other than any Person holding an interest in any Archstone Entity or Joint Venture to maintain REIT status) that holds any ownership interest in any Archstone Entity or Joint Venture that is not directly or indirectly wholly-owned by a Primary Archstone Entity.

6.4          Books and Records.  To Seller’s Knowledge and LBHI’s Knowledge, the books and records of the Archstone Entities have been maintained to reflect their assets and liabilities and in accordance with sound business practices, including the maintenance of a system of internal controls adequate for the size, operations and business of the Archstone Entities to provide reasonable assurances that (a) all transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, (c) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (d) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis, and (e) books and records are maintained in accordance with statutory records retention requirements.  To Seller’s Knowledge and LBHI’s Knowledge, no material weaknesses in the Archstone Entities’ internal controls have been identified by the Archstone Entities and their independent auditors in connection with the preparation and audit of the Financial Statements for the year ended December 31, 2011.

6.5          No Undisclosed Liabilities.  The Archstone Entities do not have any Liabilities, except for (a) Liabilities reflected, disclosed in the notes, or reserved against in any of the Financial Statements; (b) Liabilities incurred since June 30, 2012 in the Ordinary Course of Business; (c) other Liabilities which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (d) Liabilities described in Schedule 6.5.

6.6          Absence of Certain Changes or Events.  Since June 30, 2012, no change, event, occurrence or development has occurred that has had a Material Adverse Effect.  No change, event, occurrence or development has occurred at any time since June 30, 2012 that, alone or in combination with another change, event, occurrence or development, would reasonably be expected to result in a Material Adverse Effect.  Except as described in Schedule 6.6:

6.6.1                                             Between June 30, 2012 and the date of this Agreement (a) no Archstone Entity has declared, set aside or paid any dividend or made any distribution with respect to its Equity Interests (other than, in each case, to any other Archstone Entity); and (b) no Archstone Entity has redeemed, purchased, or otherwise acquired any of its Equity Interests, other than (i) with respect to a wholly-owned Subsidiary of a Primary Archstone Entity (ii) redemptions of Preferred Units of Archstone upon the exercise of put rights by the holders thereof, and (iii) dividends necessary to maintain REIT status with respect to the Archstone Entities that are REITs and are set forth on Schedule 6.6.1.

6.6.2                                             Between June 30, 2012 and the date of this Agreement, other than with respect to a direct or indirect wholly-owned Subsidiary, no Archstone Entity has adopted or commenced any plan of liquidation, dissolution, conversion or merger.

6.6.3                                             Between June 30, 2012 and the date of this Agreement, no Archstone Entity has changed in any material respect any of the accounting, reserving, underwriting, claims or actuarial methods, principles or practices, or working capital policies applicable to any Archstone Entity.

6.6.4                                             Except as set forth in Schedule 6.6.4 or as described or set forth in any materials in the Data Room, to Seller’s Knowledge and LBHI’s Knowledge, between September 30, 2012 and the date of this Agreement, no Archstone Entity has taken any action that would have been prohibited by Sections 12.1.1 through 12.1.28 if such Sections 12.1.1 through 12.1.28 had been applicable to Archstone Entities during such period.

6.7          Taxes.

6.7.1                                             Except as described in Schedule 6.7.1, (a) each Archstone Entity and its predecessors (i) has filed (or has had filed on its respective behalf) all material Tax Returns required to have been filed by or for it, and (ii) has paid (or had paid on its behalf) all material amounts of Taxes (whether or not shown on such Tax Returns) that are required to be paid by it and (b) there are no ongoing or pending material Proceedings, or to Seller’s Knowledge and LBHI’s Knowledge, material Proceedings threatened in writing, with respect to Taxes of any of the Archstone Entities, except as reflected or disclosed in the Financial Statements.

6.7.2                                             Schedule 6.7.2 sets forth each Archstone Entity that is or has been at any time in the last five (5) years classified as an association taxable as a corporation for U.S. federal income tax purposes; and any entity that has elected to be treated as a real estate investment trust under Section 856 of the Code at any time since 2007.

6.7.3                                             Schedule 6.7.3 sets forth (a) each Tax Protection Agreement pursuant to which any Archstone Entity is a party, (b) the estimated maximum amounts payable as a result of the taxable sale of each tax protected property (subject to the disclaimer included with respect thereto), and (c) the estimated amount of nonrecourse liabilities that must encumber each tax protected property to satisfy any requirements to maintain nonrecourse debt under the applicable Tax Protection Agreements (subject to the disclaimer included with respect thereto).  As used herein, “Tax Protection Agreement” shall mean any written agreement to which any Archstone Entity is a party pursuant to which, in connection with the deferral of income Taxes of any party to such agreement (or any intended beneficiary of such agreement), any Archstone Entity (or its predecessor) has agreed to (w) maintain a minimum level of debt or continue a particular debt, (x) retain or not dispose of assets for a period of time, whether or not that period now has expired, (y) only dispose of assets in a particular manner, and/or (z) permit any party thereto to guarantee (or have guaranteed) debt of any Archstone Entity.

6.7.4                                             Each Archstone Entity and each of its Subsidiaries and Joint Ventures (other than the Subsidiaries or Joint Ventures listed in Schedule 6.7.4) that is treated as a partnership for U.S. federal income tax purposes has in effect an election pursuant to Section 754 of the Code.

6.7.5                                             Except as listed on Schedule 6.7.5, no sale of assets held by any Archstone Entity would cause any liability for Taxes pursuant to Section 1374 of the Code.

6.7.6                                             Seller has made available to the Buyer Parties true, correct and complete copies of the material federal income Tax Returns for each of the Archstone Entities for the prior three (3) taxable years of each such entity with respect to which Tax Returns have been filed.

6.8          Compliance with Laws and Orders.

6.8.1                                             To Seller’s Knowledge and LBHI’s Knowledge, each Archstone Entity is and has been at all times since June 30, 2012, in compliance with all Laws and Orders applicable to it or to its properties, assets or business, except where the failure to be in compliance with such Laws or Orders would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.8.2                                             Neither Seller nor LBHI has, and, to Seller’s Knowledge and LBHI’s Knowledge, no other Person acting on its behalf has: (a) used funds of any of the Archstone Entities for unlawful contributions, gifts or entertainment or other unlawful payments relating to political activity; (b) made a payment to a foreign or domestic government official or employee, or to a foreign or domestic political party or campaign in violation of any Law on behalf of any Archstone Entity; (c) violated the Foreign Corrupt Practices Act with respect to any Archstone Entity; (d) made to or received from any Person, private or public, regardless of form, whether in money, property or services, a contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment (i) to unlawfully obtain favorable treatment in securing business, (ii) to unlawfully pay for favorable treatment for business secured, (iii) to unlawfully obtain or provide special concessions or for special concessions already obtained or provided, or (iv) that otherwise was in violation of any Law, in each case for or concerning any Archstone Entity or any Affiliate of the Archstone Entities.

6.9          Legal Proceedings; Claims.

6.9.1                                             No Proceeding is pending or, to Seller’s Knowledge and LBHI’s Knowledge, has any Proceeding been threatened in writing against any Primary Archstone

Entity, which seeks to restrain, prohibit or otherwise challenge legality or validity of this Agreement or any of the Contemplated Transactions.

6.9.2                                             To Seller’s Knowledge and LBHI’s Knowledge, except as set forth on Schedule 6.9.2, (i) no Proceeding is pending to which any Archstone Entity is a party, and (ii) no Proceeding has been threatened in writing against any Archstone Entity or any current managing member or any employee or agent of any Archstone Entity or against any former managing member, employee or agent of any Archstone Entity, with respect to which any Archstone Entity has or would reasonably be expected to have a Liability therefor or any indemnification or expense advancement obligation, in either case, except to the extent such Proceeding has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

6.9.3                                             To Seller’s Knowledge and LBHI’s Knowledge, there are no Proceedings either pending against or threatened in writing against, the Archstone Entities under any bankruptcy or insolvency Law or with respect to any Bankruptcy Event.

6.10        Executive Compensation.  To Seller’s Knowledge and LBHI’s Knowledge, Schedule 6.10 sets forth a true, correct and complete list of (a) each Employee Benefit Plan and Executive Employment Arrangement that is applicable to any senior executive officer of any of Archstone, Archstone Communities LLC or any of the Archstone Entities, including any president, chief executive officer, chief financial officer, chief accounting officer, chief investment officer and chief operating officer (or positions with similar responsibilities), and (b) all Contracts relating to employment, severance, change-of-control or retention bonus obligations.  Except as set forth in Schedule 6.10, to Seller’s Knowledge and LBHI’s Knowledge, no Archstone Entity other than Archstone Communities LLC directly employs any Person.  Except as set forth in Schedule 6.10, no Archstone Entity is a party to or has granted any long-term incentive plan awards payable during fiscal year 2012 or any subsequent fiscal year, including pursuant to the Development Incentive Plan, Operational EVP Incremental Bonus Program, Acquisition/Disposition Bonus Program, Performance Participation Program, Cash in Lieu of RSU program, Cash in Lieu of Stock Options program, Annual Target Bonus Program or otherwise.

6.11        Brokerage Fees.  Except for Persons set forth on Schedule 6.11 (whose fees shall be paid by LBHI pursuant to Section 13.10.2), there is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of any Archstone Entity who might be entitled to any fee or commission from an Archstone Entity in connection with the Contemplated Transactions.

6.12        No Other Representations and Warranties.  Except for the representations and warranties made by Seller and LBHI in this Article 6, Seller and LBHI do not make any other representation or warranty with respect to the Archstone Entities or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Buyer Parties or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one of more of the foregoing.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE EQUITY RESIDENTIAL PARTIES

The Equity Residential Parties hereby, jointly and severally, represent and warrant to Seller and the Lehman Entities as follows:

7.1          Organization and Good Standing.  ERPOP is a limited partnership duly organized, validly existing and in good standing under the laws of the state of Illinois and has all requisite trust power and authority to own, lease and operate its properties and to carry on its business as it is presently being conducted.   EQR is a real estate investment trust that is duly organized, validly existing and in good standing under the laws of the state of Maryland and has all requisite trust power and authority to own, lease and operate its properties and to carry on its business as it is presently being conducted.  Each of the Equity Residential Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Sponsor Material Adverse Effect.

7.2          Authorization; Validity of Agreements.  Each of the Equity Residential Parties has the requisite trust power and authority to execute and deliver each of the Transaction Documents to which it is a party and to consummate the Contemplated Transactions.  The execution, delivery and performance by the Equity Residential Parties of each of the Transaction Documents to which it is a party, and the consummation by the Equity Residential Parties of the Contemplated Transactions, have been duly authorized by, and no other proceedings, actions or authorizations on the part of any Equity Residential Party or any holders of Equity Interest in it are necessary to authorize the execution and delivery by each Equity Residential Party of any Transaction Document to which it is a party or the consummation by the Equity Residential Parties of the Contemplated Transactions.  Each of the Transaction Documents to which either of the Equity Residential Parties is a party has been duly executed and delivered by such Equity Residential Party, or will at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), be duly executed and delivered by such Equity Residential Party, and constitutes, or will constitute at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), the legal, valid and binding obligation of such Equity Residential Party, enforceable against such Equity Residential Party in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

7.3          Consents and Approvals; No Violations.  The execution, delivery and performance by each of the Equity Residential Parties of each Transaction Document to which it is a party, and the consummation by the Equity Residential Parties of the Contemplated Transactions (including delivery of the ERPOP Equity Consideration), do not and will not (a)

violate, contravene or conflict with any provision of any Organizational Documents of the Equity Residential Parties; (b) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which any of the Equity Residential Parties is a party or by which any of the Equity Residential Parties or any of their respective properties or assets may be bound; (c) violate, contravene or conflict with any material Orders or Laws applicable to the Equity Residential Parties  or any of their respective material properties or assets; or (d) except for filings pursuant to the HSR Act, require on the part of any Equity Residential Party any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Authority, except, in the cases of clauses (b) through (d) above, as would not reasonably be expected to have, individually or in the aggregate, a Sponsor Material Adverse Effect.

7.4          Capitalization.

7.4.1                                             As of September 30, 2012, the authorized capital stock of EQR consists of (i) 100,000,000 authorized preferred shares, par value $.01 per share (the “EQR Preferred Shares”), of which, as of the close of business on September 30, 2012, 1,000,000 shares were issued and outstanding, and (ii) 1,000,000,000 authorized common shares, par value $.01 per share (the “EQR Common Shares” together with the EQR Preferred Shares, the “EQR Shares”), of which, as of the close of business on September 30, 2012, 302,674,716 EQR Common Shares were issued and outstanding, 8,213,332 EQR Common Shares were reserved for issuance under awards previously granted and outstanding pursuant to its compensation plans, an additional 14,289,029 EQR Common Shares were available for new awards to be made subsequent to such date under its compensation plans, and an additional 14,399,790 EQR Common Shares were potentially issuable upon redemptions of limited partnership units in ERPOP.  Since September 30, 2012, no EQR Shares have been issued except for EQR Common Shares that were reserved for issuance as of September 30, 2012 under its compensation plans and EQR Common Shares issued upon redemption of limited partnership units in ERPOP.  All of the EQR Shares have been duly authorized, and all EQR Shares that are issued and outstanding are validly issued, fully paid and non-assessable, and free of preemptive rights.

7.4.2                                             All of the issued and outstanding EQR Shares were issued in compliance with applicable Laws.  None of the issued and outstanding EQR Shares were issued in violation of any agreement, arrangement or commitment to which EQR is a party or is subject to, or in violation of any preemptive or similar rights of any Person.  Except as set forth in Section 7.4.1 or Schedule 7.4.2, as of the date hereof, (i) EQR has not issued and is not bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or Equity Interests of EQR or its Subsidiaries and (ii) there are no outstanding obligations of EQR or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of EQR or any of its Subsidiaries.

7.5          SEC Reports and Financial Statements.

7.5.1                                             EQR has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2012 (the “EQR SEC Documents”).  As of their respective dates, or, if amended, as of the date of such amendment, the EQR SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the EQR SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

7.5.2                                             The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of EQR included in the EQR SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of EQR and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to EQR or ERPOP), and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

7.6          Purchase for Investment.

7.6.1                                             ERPOP is an “accredited investor” within the meaning of that term as defined in Rule 501(a) promulgated under the Securities Act.

7.6.2                                             The Transferred Interests will be acquired for investment for ERPOP’s own account and not with a view to the distribution of any part thereof in violation of the Securities Act.

7.6.3                                             ERPOP’s financial condition is such that it is able to bear the risk of holding the Transferred Interests for an indefinite period of time.

7.6.4                                             ERPOP (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Interests.

7.6.5                                             ERPOP acknowledges that the Transferred Interests and the Equity Interests in the Archstone Entities have not been registered under the Securities Act or under any state or foreign securities laws.

7.7          Financing.

7.7.1                                             ERPOP will have, at or prior to the Initial Closing, sufficient liquid funds (through cash on hand, credit arrangements or otherwise) to (a) pay all amounts payable in cash by ERPOP at the Initial Closing hereunder, and (b) make all other necessary payments of fees and expenses payable by ERPOP at the Initial Closing in connection with the Contemplated Transactions.

7.7.2                                             ERPOP has provided to Seller a true, complete and correct copy of an executed commitment letter (the “ERPOP Debt Commitment Letter”) from Morgan Stanley Senior Funding Inc. (together with its successors and assigns under the ERPOP Debt Commitment Letter, the “ERPOP Lenders”) pursuant to which, and subject to the terms and conditions thereof, the ERPOP Lenders have committed to provide ERPOP with financing in an aggregate amount of $2,500,000,000 (the “ERPOP Debt Financing”).  The ERPOP Debt Commitment Letter is a legal, valid and binding obligation of the ERPOP and, to the knowledge of ERPOP, each of the other parties thereto.  The ERPOP Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, and as of the date hereof, the respective commitments contained in the ERPOP Debt Commitment Letter have not been withdrawn or rescinded in any respect.  As of the date hereof, the ERPOP Debt Commitment Letter is in full force and effect and is valid and, to ERPOP’s actual knowledge, is enforceable against the parties thereto in accordance with its terms.  Except for the payment of customary fees, there are no conditions precedent, side agreements or other contingencies related to the funding of the full amount of the ERPOP Debt Financing, other than as set forth in or contemplated by the ERPOP Debt Commitment Letter.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of ERPOP, and to the knowledge of ERPOP, any other parties thereto, under the ERPOP Debt Commitment Letter.  As of the date hereof, and assuming the conditions set forth in Section 10.1 hereof are satisfied, ERPOP reasonably believes that it will be able to satisfy the material conditions to the ERPOP Debt Financing contemplated by the ERPOP Debt Commitment Letter and that the ERPOP Debt Financing will be made available to ERPOP on the Initial Closing Date.  ERPOP will provide to Seller any amendments to the ERPOP Debt Commitment Letter, or any written notices given pursuant thereto, as promptly as possible.  ERPOP has fully paid or caused to be fully paid any and all commitment fees or other fees that are payable by it or EQR under the

ERPOP Debt Commitment Letter and the fee letters related thereto on or prior to the date hereof and has otherwise satisfied all other terms and conditions under the ERPOP Debt Commitment Letter required to be satisfied by it or EQR on or prior to the date hereof.

7.7.3                                             ERPOP expressly acknowledges that its obligations hereunder are not subject to any conditions, express or implied, regarding ERPOP’s ability to obtain financing (or to obtain financing on terms acceptable to ERPOP) for the consummation of the Contemplated Transactions.

7.8          Valid Issuance of Shares.  EQR has, and shall have at the Initial Closing, a sufficient number of EQR Common Shares authorized but unissued for the purpose of contributing the ERPOP Equity Consideration to ERPOP so that ERPOP may deliver the ERPOP Equity Consideration to Seller (or, if so directed by Seller, to LBHI and/or any Lehman Designee) at the Initial Closing and any Extension Closing (in each case after giving effect to all anti-dilution adjustments).  All EQR Common Shares that will be delivered as the ERPOP Equity Consideration to Seller (or, if so directed by Seller, to LBHI and/or any Lehman Designee) shall have been duly authorized and validly issued and, upon delivery to ERPOP or the applicable Buyer Designees of the Transferred Assets and the Transferred Subsidiary Assets to be acquired by them, shall be fully paid and non-assessable, and shall be free from preemptive rights and free of any Liens or restrictions on transfer other than restrictions under the Transaction Documents, under EQR’s Organizational Documents and under applicable state and federal securities Laws.  No vote of the holders of the EQR Shares or the board of trustees of EQR is necessary to approve the issuance of the EQR Common Shares for the payment of the ERPOP Equity Consideration or the entry into the Contemplated Transactions.

7.9          Brokerage Fees.  Other than Morgan Stanley, whose fees will be paid by ERPOP, there is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of any Equity Residential Party who might be entitled to any fee or commission in connection with the Contemplated Transactions.

7.10        Non-Reliance.  In connection with the due diligence investigation of Seller and the Archstone Entities by the Equity Residential Parties, the Equity Residential Parties have received and may continue to receive from the Lehman Entities and Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Archstone Entities, their business and operations, the Transferred Assets and the Transferred Subsidiary Assets. The Equity Residential Parties hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Equity Residential Parties are familiar.  Other than the representations and warranties set forth herein, the Equity Residential Parties acknowledge that (i) the Lehman Entities and Seller make and have made no representation or warranty, including any representation or warranty as to the prospects, financial or otherwise, of the Archstone Entities, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any Liabilities, the effectiveness or the success of any operations, or the accuracy or completeness of any registration statement filed prior to the date hereof, any confidential information memoranda, documents, projections, material or other information

(financial or otherwise) regarding the Archstone Entities, the Transferred Assets and the Transferred Subsidiary Assets furnished to the Equity Residential Parties or their Representatives or made available to such Equity Residential Party and its Representatives in any Data Room, management presentations or in any other form in expectation of, or in connection with, the Contemplated Transactions, or in respect of any other matter or thing whatsoever, and (ii) that any projections, estimates or forecasts of future results or events provided by or on behalf of the Lehman Entities and Seller are subject to uncertainty and to the assumptions used in their preparation.  The Equity Residential Parties acknowledge that the Equity Residential Parties are acquiring the Transferred Assets and the Transferred Subsidiary Assets on an “AS IS, WHERE IS” basis, “with all faults,” subject only to (x) the specific representations and warranties set forth in Articles 4, 5 and 6, which representations and warranties shall survive the Initial Closing in accordance with Section 14.1, and (y) the indemnification obligations set forth in Article 14 hereof.  Notwithstanding anything to the contrary herein, neither Seller nor LBHI are making any representations or warranties with respect to any (x) consent or approval that may be required to be obtained from any Person (other than a Governmental Authority) in connection with this Agreement or the Contemplated Transactions or with respect to any Lien that may be imposed on any asset of Seller or the Archstone Entities as a result of, or in connection with, this Agreement or the Contemplated Transactions, and (y) any Tenant Purchase Option Laws.  The lack of any other representations and warranties relating to the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets was specifically bargained-for among the Equity Residential Parties, Seller and the Lehman Entities and was taken into account by the Equity Residential Parties, Seller and the Lehman Entities in arriving at the Purchase Price.  The Equity Residential Parties have conducted, to their satisfaction, their own independent investigation of the condition, operations and business of the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets and the Equity Residential Parties have been provided access to and an opportunity to review any and all information respecting the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets requested by the Equity Residential Parties in order for the Equity Residential Parties to make their own determination to proceed with the Contemplated Transactions.

7.11        Solvency.  Each of the Equity Residential Parties is solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance Laws.  The Contemplated Transactions will not render the Equity Residential Parties insolvent for such purposes and do not constitute a fraudulent transfer or conveyance under such Laws.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF AVB

AVB represents and warrants to Seller and the Lehman Entities as follows:

8.1          Organization and Good Standing.  AVB is a corporation that is duly organized, validly existing and in good standing under the laws of the state of Maryland and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is presently being conducted.  AVB is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Sponsor Material Adverse Effect.

8.2          Authorization; Validity of Agreements.  AVB has the requisite corporate power and authority to execute and deliver each of the Transaction Documents to which it is a party and to consummate the Contemplated Transactions.  The execution, delivery and performance by AVB of each of the Transaction Documents to which it is a party, and the consummation by AVB of the Contemplated Transactions, have been duly authorized by, and no other proceedings, actions or authorizations on the part of AVB or any holders of Equity Interests in it are necessary to authorize the execution and delivery by AVB of any Transaction Document to which it is a party or the consummation by AVB of the Contemplated Transactions.  Each of the Transaction Documents to which AVB is a party has been duly executed and delivered by AVB, or will at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), be duly executed and delivered by AVB, and constitutes, or will constitute at the Initial Closing (with respect to all assets other than any Deferred Closing Assets for which an Extension Closing will occur pursuant to Section 2.5) and at any Extension Closing (with respect to the applicable Deferred Closing Asset subject to such Extension Closing), the legal, valid and binding obligation of AVB, enforceable against AVB in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

8.3          Consents and Approvals; No Violations.  The execution, delivery and performance by AVB of each Transaction Document to which it is a party, and the consummation by AVB of the Contemplated Transactions (including delivery of the AVB Equity Consideration), do not and will not (a) violate, contravene or conflict with any provision of any Organizational Documents of AVB; (b) result in a breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which AVB is a party or by which AVB, or any of its properties or assets may be bound; (c) violate, contravene or conflict with any material Orders or Laws applicable to AVB or any of its  material properties or assets; or (d) except for filings pursuant to the HSR Act, require on the part of AVB any filing or registration with, notification to, or authorization, consent or approval of, any Governmental Authority, except, in the cases of clauses (b) through (d) above, as would not reasonably be expected to have, individually or in the aggregate, a Sponsor Material Adverse Effect.

8.4          Capitalization.

As of September 30, 2012, the authorized capital stock of AVB consists of (a) 50,000,000 shares of authorized preferred stock, par value $.01 per share (the “AVB Preferred Shares”), of which no shares are issued and outstanding, and (b) 140,000,000 authorized shares of common stock, par value $.01 per share (the “AVB Common Shares” together with the AVB Preferred Shares, the “AVB

Shares”) of which, as of the close of business on September 30, 2012, 97,705,713 were issued and outstanding, 1,146,012 AVB Common Shares were reserved for issuance with respect to awards previously made and remaining outstanding under its compensation plans, an additional 3,381,318 AVB Common Shares were reserved for awards to be made subsequent to such date under its compensation plans and an additional 7,500 AVB Common Shares were reserved for issuance upon redemption of units of limited partnership.  Since September 30, 2012, no AVB Shares have been issued except for AVB Common Shares that were reserved for issuance as of September 30, 2012 under its compensation plans.  All of the AVB Shares have been duly authorized, and the issued and outstanding AVB Shares are validly issued, fully paid and non-assessable, and free of preemptive rights.

8.4.1                                             All of the issued and outstanding AVB Common Shares were issued in compliance with applicable Laws.  None of the issued and outstanding AVB Common Shares were issued in violation of any agreement, arrangement or commitment to which AVB is a party or is subject to, or in violation of any preemptive or similar rights of any Person.  Except as set forth in Schedule 8.4.2, as of the date hereof, (i) AVB has not issued and is not bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or Equity Interests of AVB or its Subsidiaries and (ii) there are no outstanding obligations of AVB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of AVB or any of its Subsidiaries.

8.5          SEC Reports and Financial Statements.

8.5.1                                             AVB has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2012 (the “AVB SEC Documents”).  As of their respective dates, or, if amended, as of the date of such amendment, the AVB SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the AVB SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

8.5.2                                             The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of AVB included in the AVB SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of AVB and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to AVB), and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

8.6          Purchase for Investment.

8.6.1                                             AVB is an “accredited investor” within the meaning of that term as defined in Rule 501(a) promulgated under the Securities Act.

8.6.2                                             The Transferred Interests will be acquired for investment for AVB’s own account and not with a view to the distribution of any part thereof in violation of the Securities Act.

8.6.3                                             AVB’s financial condition is such that it is able to bear the risk of holding the Transferred Interests for an indefinite period of time.

8.6.4                                             AVB (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Transferred Interests.

8.6.5                                             AVB acknowledges that the Transferred Interests and the Equity Interests in the Archstone Entities have not been registered under the Securities Act or under any state or foreign securities laws.

8.7          Financing.

8.7.1                                             AVB will have, at or prior to the Initial Closing, sufficient liquid funds (through cash on hand, credit arrangements or otherwise) to (a) pay all amounts payable in cash by AVB at the Initial Closing hereunder, and (b) make all other necessary payments of fees and expenses payable by AVB at the Initial Closing in connection with the Contemplated Transactions.

8.7.2                                             AVB has provided to Seller a true, complete and correct copy of an executed commitment letter (the “AVB Debt Commitment Letter” and, together with the ERPOP Debt Commitment Letter, the “Debt Commitment Letters”) from Goldman Sachs Lending Partners LLC (together with its successors and assigns under the AVB Debt Commitment Letter, the “AVB Lenders”) pursuant to which, and subject to the terms and conditions thereof, the AVB Lenders have committed to provide AVB with financing in an aggregate amount of up to $2,200,000,000 (the “AVB Debt Financing” and, together with the ERPOP Debt Financing, the “Debt Financing”).  The AVB Debt Commitment Letter is a legal, valid and binding obligation of the AVB and, to the knowledge of AVB, each of the other parties thereto.  The AVB Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, and as of the date hereof, the respective commitments contained in the AVB Debt Commitment Letter have not been withdrawn or rescinded in any respect.  As of the date hereof, the AVB Debt Commitment Letter is in full force and effect and is valid, and, to AVB’s actual knowledge, is enforceable against the parties thereto in accordance with its terms.  Except for the payment of customary fees, there are no conditions precedent, side agreements or other contingencies related to the funding of the full amount of the AVB Debt Financing, other than as set forth in or contemplated by the AVB Debt Commitment Letter.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of AVB, and to the knowledge of AVB, any other parties thereto, under the AVB Debt Commitment Letter.  As of the date hereof, and assuming the conditions set forth in Sections 10.1 hereof are satisfied, AVB reasonably believes that it will be able to satisfy the material conditions to the AVB Debt Financing contemplated by the AVB Debt Commitment Letter and that the AVB Debt Financing will be made available to AVB on the Initial Closing Date.  AVB will provide to Seller any amendments to the AVB Debt Commitment Letter, or any written notices given pursuant thereto, as promptly as possible.  AVB has fully paid or caused to be fully paid any and all commitment fees or other fees that are payable by it under the AVB Debt Commitment Letter and the fee letters related thereto on or prior to the date hereof and has otherwise satisfied all other terms and conditions under the AVB Debt Commitment Letter required to be satisfied by it on or prior to the date hereof.

8.7.3                                             AVB expressly acknowledges that its obligations hereunder are not subject to any conditions, express or implied, regarding AVB’s ability to obtain financing (or to obtain financing on terms acceptable to AVB) for the consummation of the Contemplated Transactions.

8.8          Valid Issuance of Shares.  AVB has, and shall have at the Initial Closing, a sufficient number of AVB Common Shares authorized but unissued for the purpose of issuing the AVB Equity Consideration to Seller (or, if so directed by Seller, to LBHI and/or any Lehman Designee) at the Initial Closing and any Extension Closing (in each case after giving effect to all anti-dilution adjustments).  All AVB Common Shares that will be delivered as AVB Equity Consideration to Seller (or, if so directed by Seller, to LBHI and/or any Lehman Designee) shall have been duly authorized and validly issued and, upon delivery to AVB or the applicable Buyer Designees of the Transferred Assets and the Transferred Subsidiary Assets to be acquired by them, shall be fully paid and non-assessable, and shall be free from preemptive rights and free of any Liens or restrictions on transfer other than restrictions under the Transaction Documents, under AVB’s Organizational Documents and under applicable state and federal securities Laws.  No vote of the holders of the AVB Shares or the board of directors of AVB is necessary to approve the issuance of the AVB Common Shares for the payment of the AVB Equity Consideration or the entry into the Contemplated Transactions.

8.9          Brokerage Fees.  Other than Greenhill and Goldman Sachs, whose fees will be paid by AVB, there is no investment banker, broker, finder or other intermediary who has been retained by or is authorized to act on behalf of AVB who might be entitled to any fee or commission in connection with the Contemplated Transactions.

8.10        Non-Reliance.  In connection with the due diligence investigation of Seller and the Archstone Entities by AVB, AVB has received and may continue to receive from the Lehman Entities and Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Archstone Entities, their business and operations, the Transferred Assets and the Transferred Subsidiary Assets. AVB hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which AVB is familiar.  Other than the representations and warranties set forth herein, AVB acknowledges that (i) the Lehman Entities and Seller make and have made no representation or warranty, including any representation or warranty as to the prospects, financial or otherwise, of the Archstone Entities, including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any Liabilities, the effectiveness or the success of any operations, or the accuracy or completeness of any registration statement filed prior to the date hereof, any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Archstone Entities, the Transferred Assets and the Transferred Subsidiary Assets furnished to AVB or its Representatives or made available to AVB and its Representatives in any Data Room, management presentations or in any other form in expectation of, or in connection with, the Contemplated Transactions, or in respect of any other matter or thing whatsoever, and (ii) that any projections, estimates or forecasts of future results or events provided by or on behalf of the Lehman Entities and Seller are subject to uncertainty and to the assumptions used in their preparation.  AVB acknowledges that AVB is acquiring the Transferred Assets and the Transferred Subsidiary Assets on an “AS IS, WHERE IS” basis, “with all faults,” subject only to (x) the specific representations and warranties set forth in Articles 4, 5 and 6, which representations and warranties shall survive the Initial Closing in accordance with Section 14.1, and (y) the indemnification obligations set forth in Article 14 hereof.  Notwithstanding anything to the contrary herein, neither Seller nor LBHI are making any representations or warranties with respect to (x) any consent or approval that may be required to be obtained from any Person (other than a Governmental Authority) in connection with this Agreement or the Contemplated Transactions or with respect to any Lien that may be imposed on any asset of Seller or the Archstone Entities as a result of, or in connection with, this Agreement or the Contemplated Transactions, and (y) any Tenant Purchase Option Laws.  The lack of any other representations and warranties relating to the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets was specifically bargained-for among AVB, Seller and the Lehman Entities and was taken into account by AVB, Seller and the Lehman Entities in arriving at the Purchase Price.  AVB has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets and AVB has been provided access to and an opportunity to review any and all information respecting the Archstone Entities, Transferred Assets and the Transferred Subsidiary Assets requested by AVB in order for AVB to make its own determination to proceed with the Contemplated Transactions.

8.11        Solvency.  AVB is solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance Laws.  The Contemplated Transactions will not render AVB insolvent for such purposes and do not constitute a fraudulent transfer or conveyance under such Laws.

ARTICLE 9
CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE

The respective obligations of each of the Parties to consummate the Contemplated Transactions at the Initial Closing or any Extension Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver in writing by each Party, in their respective sole and absolute discretion, at or prior to the Initial Closing or any Extension Closing, as applicable, of each of the following conditions set forth in this Article 9.

9.1          Competition Matters.  Any applicable waiting period (and any extension thereof) under any Antitrust Law relating to the Contemplated Transactions shall have expired or been terminated and any necessary approvals under any Antitrust Law shall have been obtained.

9.2          No Injunction or Illegality.  There must not be in effect any Order or Orders, whether temporary, preliminary or permanent, issued by any Governmental Authority restraining, enjoining, preventing or prohibiting the consummation of (a) with respect to the Initial Closing, a Substantial Portion of the Contemplated Transactions, and (b) with respect to any Extension Closing, the Deferred Closing Assets subject to such Extension Closing.  There must not be (i) with respect to the Initial Closing, any Law in effect that makes the consummation of a Substantial Portion of the Contemplated Transactions illegal or (ii) with respect to any Extension Closing, any Law in effect that makes the consummation of the transfer of the applicable Deferred Closing Assets in accordance with Section 2.6 illegal.  The Parties acknowledge and agree that, to the extent that (x) any Order or Orders whether temporary, preliminary or permanent, issued by any Governmental Authority exists as of the Initial Closing restraining, enjoining, preventing or prohibiting the consummation of any of the Contemplated Transactions (including the transfer of any assets to the Buyer Parties in accordance with Schedule 2.6), but such Orders do not, in the aggregate, apply to a Substantial Portion of the Contemplated Transactions, or (y) as of the Initial Closing, any Law in effect that makes the consummation of any of the Contemplated Transactions (including the transfer of any assets to the Buyer Parties in accordance with Schedule 2.6) illegal, but does not make a Substantial Portion of the Contemplated Transactions illegal, then, in each case ((x) and (y)) the assets subject to any such illegal, prohibited, restrained, prevented or enjoined Contemplated Transaction shall be treated as “Deferred Closing Assets” for purposes of this Agreement and shall be subject to the obligations and procedures set forth in Section 2.5 (except that the “Outside Deferred Closing Date” with respect to any such assets shall be the date that is three (3) Business Days after the date on which such Contemplated Transactions may first be lawfully consummated and except to the extent otherwise mutually agreed upon by the Parties).

ARTICLE 10
CONDITIONS TO THE BUYER PARTIES’ OBLIGATION TO CLOSE

10.1        Conditions to the Initial Closing.  The Buyer Parties’ obligation to consummate the Contemplated Transactions at the Initial Closing and to take the other actions contemplated by this Agreement at the Initial Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver in writing by the Buyer Parties, in their sole and absolute discretion, at or prior to the Initial Closing, of each of the following conditions set forth in this Section 10.1.

10.1.1                                      Accuracy of Representations and Warranties.

(a)                                 Each of the Seller Fundamental Representations shall be true and correct as of the date of this Agreement and as of the Initial Closing Date as if made at and as of such date (unless such representations were expressly made as of an earlier date, in which case such representations shall be true and correct on and as of such earlier date), except for any inaccuracies of the Seller Fundamental Representations that would not reasonably be expected to, individually or in the aggregate, result in Losses in excess of $10,000,000 (it being acknowledged and agreed that, if the Initial Closing occurs, any such Losses (whether or not in excess of such amount), if actually incurred, would be recoverable by the Buyer Indemnified Parties in accordance with the terms of Article 14 regardless of whether such Losses were known or disclosed prior to the Initial Closing); provided however, that (i) if the condition set forth in this Section 10.1.1(a) would not be satisfied as a result of Losses in excess of $10,000,000, but less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 10.1.2, 10.1.4 and 10.1.6 to be satisfied), and (ii) the amount of Losses constitute Quantified Losses, then, at Seller’s option in its sole discretion, Seller may reduce the Cash Purchase Price by the amount of all such Quantified Losses in excess of $10,000,000 (except that (A) with respect to a breach of the representation and warranty in Section 5.7, the $10,000,000 deductible shall not apply and the Cash Purchase Price shall be reduced for all Losses as a result of a breach of Section 5.7; and (B) with respect to a breach of a representation and warranty resulting from the sale  of any direct or indirect interests in any apartment project or development site or a material portion thereof, the amount of the Quantified Loss shall be deemed to equal 120% of an amount equal to the difference between (x) the gross asset value for each such apartment project or development site or material portions thereof so conveyed, and (y) the Indebtedness allocated to or directly or indirectly encumbering such assets and the condition set forth in this Section 10.1.1(a) shall be deemed satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the decreased Cash Purchase Price shall be a corresponding decrease in the Purchase Price).

(b)                                 Each of the representations and warranties of the Lehman Entities and Seller set forth in Article 4 and Article 5 of this Agreement (other than any Seller Fundamental Representations) (disregarding for this purpose all qualifications or exceptions in such representations and warranties relating to materiality, material adverse effect or Material Adverse Effect) shall be true and correct as of the date of this Agreement and as of the Initial Closing Date as if made at and as of such date, except for any breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)                                  Each of the representations and warranties concerning the Archstone Entities set forth in Article 6 of this Agreement (other than any Seller Fundamental Representations) (disregarding for this purpose all qualifications or exceptions in such representations and warranties relating to materiality, material adverse effect or Material Adverse Effect) shall be true and correct as of the date of this Agreement (unless such representations were expressly made as of an earlier date, in which case such representations shall be true and correct on and as of such earlier date), except for any breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

10.1.2                                      Performance of Covenants.  LBHI and Seller shall have performed and complied in all material respects with all covenants and obligations in this Agreement (other than the covenants and obligations that are specifically addressed in Sections 10.1.4, 10.1.5 and 10.1.6, which are subject to the conditions contained therein) required to be complied with by LBHI and Seller at or prior to the Initial Closing; provided, however, that if (a) the condition set forth in this Section 10.1.2 would not be satisfied, and (b) the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 10.1.1(a), 10.1.4 and 10.1.6 to be satisfied), then, at Seller’s option in its sole discretion, Seller may reduce the Cash Purchase Price in the amount of all such Quantified Losses (provided that, with respect to a breach of a covenant resulting from the sale of any direct or indirect interests in any apartment project or development site or a material portion thereof, the amount of the Quantified Loss shall be deemed to equal 120% of an amount equal to the difference between (x) the gross asset value for each such apartment project or development site or material portions thereof so conveyed, and (y) the Indebtedness allocated to or directly or indirectly encumbering such assets) and the condition set forth in this Section 10.1.2 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the decreased Cash Purchase Price shall be a corresponding decrease in the Purchase Price).

10.1.3                                      No Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any change, event, occurrence or development that has had or would reasonably be expected to result in a Material Adverse Effect.

10.1.4                                      Asset Transfer Transactions.  Seller shall have taken, or shall have caused the applicable Archstone Entities to have taken, and LBHI shall have caused Seller or the applicable Archstone Entities to have taken, all actions required by Section 2.6 immediately prior to the Initial Closing in all material respects (it being agreed that the actions provided for in Section 2.6 to be taken by Seller, the Lehman Entities and the Archstone Entities shall be deemed to have been performed in all material respects if the applicable Buyer Parties or their respective Buyer Designees, as set forth in Schedule 2.6, receive, in the sequence provided in Schedule 2.6, the benefit of the assets intended to be conveyed to each of them pursuant to Schedule 2.6); provided, however, that if (a) the condition set forth in this Section 10.1.4 would not be satisfied,  and (b) the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 10.1.1(a), 10.1.2 and 10.1.6 to be satisfied), then, at Seller’s option in its sole discretion, Seller may reduce the Cash Purchase Price in the amount of all such Quantified Losses and the condition set forth in this Section 10.1.4 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the decreased Cash Purchase Price shall be a corresponding decrease in the Purchase Price).

10.1.5                                      Closing Mechanics. Seller and LBHI shall have performed and completed the Seller Closing Mechanics in all material respects (it being agreed that the actions provided for in Section 2.6 to be taken by Seller, the Lehman Entities and the Archstone Entities shall be deemed to have been performed in all material respects if the applicable Buyer Parties or their respective Buyer Designees, as set forth in Schedule 2.6, receive, in the sequence provided in Schedule 2.6, the benefit of the assets intended to be conveyed to each of them pursuant to Schedule 2.6).

10.1.6                                      Other Deliveries.  LBHI, Lehman Designees and Seller, as applicable, shall have (a) delivered to the Escrow Agent the Escrowed Deferred Closing Asset Transfer Documents, if applicable, in all material respects (it being agreed that the actions provided for in Section 2.6 to be taken by Seller, the Lehman Entities and the Archstone Entities shall be deemed to have been performed in all material respects if the applicable Buyer Parties or their respective Buyer Designees, as set forth in Schedule 2.6, receive, in the sequence provided in Schedule 2.6, the benefit of the assets intended to be conveyed to each of them pursuant to Schedule 2.6), and (b) delivered to the applicable Buyer Party or Buyer Designee, at the Initial Closing, each of the following documents in a form and substance reasonably satisfactory to the Buyer Parties; provided, however, that if (x) the condition set forth in this Section 10.1.6 would not be satisfied, and (y) the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 10.1.1(a), 10.1.2 and 10.1.4 to be satisfied), then, at Seller’s option in its sole discretion, Seller may reduce the Cash Purchase Price in the amount of all such Quantified Losses and the condition set forth in this Section 10.1.6 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the decreased Cash Purchase Price shall be a corresponding decrease in the Purchase Price):

(a)                                 executed counterparts of each of the Transaction Documents to which LBHI, such Lehman Designee and/or Seller is a party (other than any Transaction Documents relating to any Deferred Closing Assets), in each case, executed by a duly authorized Representative of LBHI, such Lehman Designee and/or Seller;

(b)                                 a certificate executed by a duly authorized Representative of Seller certifying as to the matters set forth in Sections 10.1.1 and 10.1.2;

(c)                                  if any Transferred Interests or Equity Interests in any Archstone Entity that are to be transferred at or prior to the Initial Closing are certificated, fully endorsed certificates evidencing such Transferred Interests or other Equity Interests, together with stock powers or other necessary transfer documentation; provided that if such certificates have been lost, stolen or destroyed, a lost certificate affidavit will satisfy the requirements of this Section 10.1.6(c);

(d)                                 one or more bills of sale, assignment and assumption agreements in substantially the form set forth on Exhibit E (the “Bills of Sale”), each executed by a duly authorized Representative of Seller or the applicable Archstone Entity, transferring all Equity Interests held by Seller or such Archstone Entity in certain Archstone Entities (as contemplated by Schedule 2.6) (other than interests in any Archstone Entity relating to any Deferred Closing Assets);

(e)                                  such other instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Buyer Parties, as may be reasonably requested by the Buyer Parties to the extent required to give effect to this Agreement and the Contemplated Transactions to be consummated at the Initial Closing.

Notwithstanding anything in this Agreement to the contrary, (i) none of the Transaction Documents (other than this Agreement) or other deliverables, or actions to be taken, pursuant to Sections 2.5, 10.1.4, 10.1.5, 10.1.6 or 13.1  or any other document required to be delivered, or action to be taken, pursuant to this Agreement by Seller or any Lehman Entity shall be inconsistent with Section 2.6.3 of this Agreement or create any additional representations, warranties, indemnities, agreements or other obligations of Seller (except to the extent that such indemnities, agreements or obligations constitute Assumed Liabilities and except for Excluded Liabilities) or the Lehman Entities not expressly set forth in this Agreement, and (ii) Seller and LBHI shall not be required to execute any documents or other deliverable required by Sections 10.1.4, 10.1.5, 10.1.6 or 13.1 if the form of such document or deliverable was not delivered to Seller a reasonable period in advance of the Initial Closing.

10.2        Conditions for Each Extension Closing.  The Buyer Parties’ obligations to consummate the acquisition of the applicable Deferred Closing Assets and all related transactions at any Extension Closing and to take the other actions contemplated by this Agreement at such Extension Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver in writing by the Buyer Parties, in their sole and absolute discretion, at or prior to such Extension Closing, of each of the following conditions set forth in this Section 10.2:

10.2.1                                      Representations.  LBHI and Seller shall have certified that each of the Transaction Documents to which Seller or any Lehman Entity is a party that has been duly executed and delivered at such Extension Closing has been duly executed and delivered, and constitutes a legal, valid and binding obligation, enforceable against the applicable Person in accordance with the terms of the applicable Transaction Document, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

10.2.2                                      New Liens.  LBHI shall not have taken (or caused any Lehman Entity, Seller or Archstone Entity to have taken) an affirmative action that shall have subjected a Deferred Closing Asset to a Lien (other than a Permitted Lien) after the Initial Closing Date.

10.2.3                                      Performance of Covenants.  Each of the Lehman Entities and Seller shall have performed and complied in all material respects (it being agreed that the actions provided for in Section 2.6 to be taken by Seller, the Lehman Entities and the Archstone Entities shall be deemed to have been performed in all material respects if the applicable Buyer Parties or their respective Buyer Designees, as set forth in Schedule 2.6, receive, in the sequence provided in Schedule 2.6, the benefit of the assets intended to be conveyed to each of them pursuant to Schedule 2.6) with all covenants and obligations in this Agreement with respect to each of the Deferred Closing Assets to be acquired at such Extension Closing required to be complied with by the Lehman Entities and Seller at or prior to such Extension Closing.

10.2.4                                      Escrow Release.  Each of the Lehman Designees, LBHI and Seller, as applicable, shall have executed and delivered to the Escrow Agent the

Consideration and Assumption Escrow Release Instructions and the Asset Document Escrow Release Instructions with respect to such Extension Closing.

ARTICLE 11
CONDITIONS TO SELLER’S OBLIGATION TO CLOSE

11.1        Conditions for Initial Closing.  Seller’s obligations to consummate the Contemplated Transactions at the Initial Closing and to take the other actions contemplated by this Agreement at the Initial Closing are subject to the satisfaction or (to the extent permitted by applicable Law) the waiver by Seller, in its sole and absolute discretion, at or prior to the Initial Closing, of each of the following conditions set forth in this Section 11.1.

11.1.1                                      Accuracy of Representations and Warranties.

(a)                                 Each of the AVB Fundamental Representations and ERPOP Fundamental Representations shall be true and correct as of the date of this Agreement and as of the Initial Closing Date as if made at and as of such date (unless such representations were expressly made as of an earlier date, in which case such representations shall be true and correct on and as of such earlier date), except for any inaccuracies of the AVB Fundamental Representations and ERPOP Fundamental Representations that would not reasonably be expected to, individually or in the aggregate, result in Losses in excess of $10,000,000 (it being acknowledged and agreed that, if the Initial Closing occurs, any such Losses (whether or not in excess of such amount), if actually incurred, would be recoverable by the Seller Indemnified Parties in accordance with the terms of Article 14); provided however, that (i) if the condition set forth in this Section 11.1.1(a) would not be satisfied as a result of Losses in excess of $10,000,000 but less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 11.1.2, 11.1.4 and 11.1.6 to be satisfied), and (ii) the amount of Losses as a result of the failure of the AVB Fundamental Representations or ERPOP Fundamental Representations, as applicable, to be true and correct constitute Quantified Losses, then, at the applicable Buyer Party’s option in its sole discretion, the applicable Buyer Party may increase the AVB Cash Purchase Price Portion or the EQR Cash Purchase Price Portion, as applicable, by the amount of all such Quantified Losses in excess of $10,000,000 resulting from the failure of the AVB Fundamental Representations or the ERPOP Fundamental Representations, as applicable, and the condition set forth in this Section 11.1.1(a) shall be deemed satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased EQR Cash Purchase Price Portion or AVB Cash Purchase Price Portion shall be a corresponding increase in the Purchase Price).

(b)                                 Each of the representations and warranties of the Equity Residential Parties and AVB set forth in Article 7 and Article 8 of this Agreement (other than any Buyer Party Fundamental Representations) (disregarding for this purpose all qualifications or exceptions in such representations and warranties relating to materiality, material adverse effect or Material Adverse Effect) shall be true and correct as of the date of this Agreement (unless such representations were expressly made as of an earlier date, in which case such representations shall be true and correct on and as of such earlier date), except for any breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Sponsor Material Adverse Effect.

11.1.2                                      Performance of Covenants.  EQR, ERPOP and AVB shall have performed and complied in all material respects with all covenants and obligations in this Agreement (other than the covenants and obligations that are specifically addressed in Sections 11.1.4, 11.1.5 and 11.1.6, which are subject to the conditions contained therein) required to be complied with by them, at or prior to the Initial Closing; provided, however, that if the condition set forth in this Section 11.1.2 would not be satisfied and the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 11.1.1(a), 11.1.4 and 11.1.6 to be satisfied), then, at the applicable Buyer Party’s option in its sole discretion, the applicable Buyer Party may increase the AVB Cash Purchase Price Portion or EQR Cash Purchase Price Portion, as applicable, in the amount of all such Losses and the condition set forth in this Section 11.1.2 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased EQR Cash Purchase Price Portion or AVB Cash Purchase Price Portion shall be a corresponding increase in the Purchase Price).

11.1.3                                      Sponsor Material Adverse Effect.

(a)                                 With respect to EQR and ERPOP, from the date of the filing with the SEC of EQR’s quarterly report on From 10-Q for the period ended on September 30, 2012, there shall not have occurred any change, event, occurrence or development that has had or would reasonably be expected to result in a Sponsor Material Adverse Effect.

(b)                                 With respect to AVB, from the date of the filing with the SEC of AVB’s quarterly report on Form 10-Q for the period ended on September 30, 2012, there shall not have occurred any change, event, occurrence or development that has had or would reasonably be expected to result in a Sponsor Material Adverse Effect.

11.1.4                                      Asset Transfer Transactions.  The applicable Buyer Party or Buyer Designee shall have cooperated with Seller, the Lehman Entities or the applicable Archstone Entities with respect to, and to the extent applicable, have taken all actions set forth on Schedule 2.6 immediately prior to the Initial Closing in all material respects provided that all requested actions satisfy the requirements of Section 2.6; provided, however, that if (a) the condition set forth in this Section 11.1.4 would not be satisfied, and (b) the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 11.1.1(a), 11.1.2 and 11.1.6 to be satisfied), then, at the Buyer Parties’ option in their sole discretion, the Buyer Parties may increase the Cash Purchase Price in the amount of all such Quantified Losses and the condition set forth in this Section 11.1.4 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased EQR Cash Purchase Price Portion or AVB Cash Purchase Price Portion shall be a corresponding increase in the Purchase Price).

11.1.5                                      Closing Mechanics.  The Buyer Parties shall have performed and completed the Buyer Closing Mechanics.

11.1.6                                      Other Deliveries.  The applicable Buyer Party or Buyer Designee shall have (a) paid to Seller the Cash Purchase Price, (b) delivered to the Escrow Agent, if applicable, the Escrowed Deferred Stock Consideration and the Escrowed Deferred Closing Asset Transfer Documents, if applicable, in all material respects, and (c) delivered to Seller, a Lehman Entity and/or a Lehman Designee, at the Initial Closing, each of the following documents and other deliverables in a form and substance reasonably satisfactory to Seller; provided, however, that if (x) the condition set forth in this Section 11.1.6 would not be satisfied and (y) the Losses as a result of the failure of such condition to be satisfied constitute Quantified Losses in an amount less than $250,000,000 (considered together with the cumulative amount of Losses resulting from the failure of the conditions in Sections 11.1.1(a), 11.1.2 and 11.1.4 to be satisfied), then, at the Buyer Parties’ option in their sole discretion, the Buyer Parties may increase the Cash Purchase Price in the amount of all such Quantified Losses and the condition set forth in this Section 11.1.6 shall be deemed to be satisfied (and, for the avoidance of doubt, without any corresponding adjustment to the ERPOP Equity Consideration or the AVB Equity Consideration, but the result of the increased EQR Cash Purchase Price Portion or AVB Cash Purchase Price Portion shall be a corresponding increase in the Purchase Price):

(a)                                 certificates or other documentation evidencing the issuance of the ERPOP Equity Consideration (other than any Escrowed ERPOP Equity Consideration;

(b)                                 certificates or other documentation evidencing the issuance of the AVB Equity Consideration (other than an Escrowed AVB Equity Consideration);

(c)                                  executed counterparts for each of the Transaction Documents to which a Buyer Party or Buyer Designee is a party (other than any Transaction Documents relating to any Deferred Closing Assets), in each case, duly executed by a duly authorized Representative of the applicable Buyer Party or Buyer Designee;

(d)                                 a certificate executed by a duly authorized Representative of AVB certifying with respect to the matters set forth in Sections 11.1.1 (with respect to the representations and warranties of AVB) and 11.1.2;

(e)                                  a certificate executed by a duly authorized Representative of ERPOP certifying with respect to the matters set forth in Sections 11.1.1 (with respect to the representations and warranties of EQR) and 11.1.2;

(f)                                   one or more Assumption Agreements executed by duly authorized Representative of the applicable Buyer Party or Buyer Designee effecting the assumption by the applicable Buyer Party or Buyer Designee of the Assumed Liabilities (other than any Assumed Liabilities relating to any Deferred Closing Assets);

(g)                                  evidence reasonably satisfactory to Seller and LBHI that the board of directors or board of trustees, as applicable, of EQR and AVB shall have taken all requisite actions to grant Seller or LBHI (or any Lehman Designee) an exemption from the capital stock ownership limitations contained in each of EQR’s and AVB’s Organizational Documents, to the extent permissible under such Organizational Documents; and

(h)                                 such other instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Seller, as may be reasonably requested by Seller to the extent required to give effect to this Agreement and the Contemplated Transactions to be consummated at the Initial Closing.

11.2        Conditions for Each Extension Closing.  Seller’s obligations to consummate the acquisition of the applicable Deferred Closing Assets and all related transactions at any Extension Closing and to take the other actions contemplated by this Agreement at such Extension Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver in writing by Seller, in its sole and absolute discretion, at or prior to such Extension Closing, of each of the following conditions set forth in this Section 11.2:

11.2.1                                      Representation.  Each of the Buyer Parties shall have certified that each of the Transaction Documents to which such Buyer Party is a party that has been duly executed and delivered at such Extension Closing has been duly executed and delivered, and constitutes a legal, valid and binding obligation, enforceable against the applicable Person in accordance with the terms of the applicable Transaction Document, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) general equitable principles.

11.2.2                                      Other Deliveries.  The Buyer Parties shall have executed and delivered (a) to the Escrow Agent the Consideration and Assumption Escrow Release Instructions and the Asset Document Escrow Release Instructions with respect to such Extension Closing, and (b) to LBHI and Seller such other instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to LBHI and Seller, as may be required to give effect to the acquisition of the applicable Deferred Closing Assets and related transactions to be consummated at such Extension Closing, in each case to the extent not previously delivered to the Escrow Agent.

11.2.3                                      Performance of Covenants.  The Buyer Parties shall have performed and complied in all material respects with all covenants and obligations in this Agreement with respect to each of the Deferred Closing Assets to be acquired at such Extension Closing required to be complied with by the Buyer Parties at or prior to such Extension Closing.

ARTICLE 12
CERTAIN PRE-CLOSING COVENANTS OF SELLER AND THE LEHMAN ENTITIES

12.1        Conduct of the Archstone Entities Prior to the Initial Closing.  Seller and LBHI agree that, from the date of this Agreement until the consummation of the Initial Closing or the earlier termination of this Agreement, except as required, prohibited or expressly permitted by this Section 12.1, this Agreement or as set forth in Schedule 12.1 (and any subsection thereof) or as requested, directed or prohibited by the Buyer Parties (provided, that nothing in this Section 12.1 shall provide the Buyer Parties with any additional right to direct or prohibit any actions other than in accordance with this Agreement)  or with the prior written consent of the Buyer Parties (which shall not be unreasonably withheld, conditioned or delayed), LBHI shall cause Seller to, and Seller shall, and shall cause the Archstone Entities to, use their Commercially Reasonable Efforts to (a) operate and maintain the Transferred Assets and Transferred Subsidiary Assets in the Ordinary Course of Business, and (b) not take any action with respect to the Business, other than in the Ordinary Course of Business or as expressly permitted or required under this Agreement.  Except (i) as otherwise required, prohibited or expressly permitted by this Agreement, including as a result of sales of Designated Properties in accordance with Section 12.3 (provided, that nothing in this Section 12.1 shall provide the Buyer Parties with any additional right to direct or prohibit any actions other than in accordance with this Agreement), (ii) as requested or directed by the Buyer Parties, or (iii) as set forth in Schedule 12.1 (and any subsection thereof), Seller and LBHI shall cause the Archstone Entities not to, and Seller and LBHI shall not, between the date of this Agreement and the Initial Closing, take any of the following actions without the prior written consent of the Buyer Parties (which shall not be unreasonably withheld, conditioned or delayed) to:

12.1.1                                      amend or otherwise change any provision of any Organizational Document of any Archstone Entity or Joint Venture in any respect other than to correct typographical errors of a de minimis nature;

12.1.2                                      (i) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien (other than Permitted Liens) or agree or commit to any of the foregoing in respect of, any Equity Interest of any Archstone Entity, (ii) repurchase, redeem or otherwise acquire any Equity Interest of any Archstone Entity, other than the redemption of Series O Preferred Units to the extent required by the governing documents of Archstone, (iii) take any action that would result in the triggering of any Liability under a Tax Protection Agreement, other than pursuant to any property sale agreements in the Data Room, (iv) reclassify, combine, split, or subdivide any Equity Interest of any Archstone Entity, or (v) authorize, declare, set aside, make or pay any dividend or other distribution, with respect to any Equity Interest of any Archstone Entity other than, in each case, (x) distributions paid to holders of the Series O Preferred Units in accordance with the terms thereof in connection with the redemption of Series O Preferred Units to the extent required by the governing documents of Archstone, (y) cash dividends or distributions necessary to be paid to maintain real estate investment trust status of any Archstone Entity that is a real estate investment trust, or (z) dividends and distributions paid to Persons who are not Affiliates of LBHI or the Archstone Entities as required pursuant to the Organizational Documents of any Joint Venture existing as of the date hereof;

12.1.3                                      enter into or establish any partnership, joint venture or similar arrangement (including funds or other investment vehicles);

12.1.4                                      (i) acquire, divest, transfer, license or sell (by merger, consolidation, acquisition or sale of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof), including the Archstone Entities, or any personal property, intangible property, trade secrets, Intellectual Property or other asset of Seller or any Archstone Entity, other than pursuant to a contractual provision in the Organizational Documents of an existing Joint Venture disclosed in the Data Room requiring the same (but expressly excluding any contractual provision pursuant to which the applicable Archstone Entity has any discretion to purchase or sell any applicable asset or interest), (ii) acquire (by merger, consolidation or otherwise), divest, or transfer or sell, or enter into any option, commitment or agreement to acquire (by merger, consolidation or otherwise), divest, transfer or sell, any interest in real property or any asset (whether to third parties or from one Archstone Entity to another), or commence any development or construction activity with respect to any real property or any asset, of Seller or any Archstone Entity, other than pursuant to a contractual provision in the Organizational Documents of an existing Joint Venture disclosed in the Data Room requiring the same (but expressly excluding any contractual provision pursuant to which the applicable Archstone Entity has any discretion to purchase or sell any applicable asset or interest), other than as permitted pursuant to Section 12.3, except, with respect to clauses (i) and (ii) for acquisitions or divestitures of personal property by the Archstone Entities that do not exceed in the aggregate $1,000,000, (iii) in respect of development pursuits (including land owned or under option) that have not yet commenced construction, expend an amount in excess of $250,000 with respect to any particular development pursuit project pursuant to Contracts in existence as of the date hereof and set forth in Section 12.1.4(iii) of Schedule 12.1, other than, in each case, (x) in connection with any construction actually underway as of the date hereof (and set forth in Section 12.1.4(x) of Schedule 12.1) in accordance with any monthly development reports included in the Data Room (including cost overruns not to exceed 5% per property), plus operating expenses related to such properties in the Ordinary Course of Business, or (y) as permitted pursuant to Section 12.3, or (iv) engage in any solicitation or marketing activity with respect to the matters described in clauses (i), (ii) or (iii);

12.1.5                                      enter into any Contract, except for (i) Contracts entered into in the Ordinary Course of Business that: (x) involve total payments of less than $200,000 per Contract, or (y) are terminable without a fee or penalty on sixty (60) or fewer advance days’ notice, and (ii) Contracts otherwise permitted in Sections 12.1.1 through 12.1.27, except that in no event shall such Persons enter into any Contract related to construction that has not yet commenced and for which any such Persons would incur any Liabilities if such construction were never commenced or were commenced on a delayed basis;

12.1.6                                      replace, discontinue, make any material modifications to, allow licensing rights to expire with respect to, or make any material new investment in, any information technology system or software in use by any Archstone Entity as of the date of this Agreement with respect to rent optimization software, lease accounting, financial accounting, payroll accounting, human resources management, collections management, payment of accounts or trade payables or other business functions of any Archstone Entity; provided that this Section 12.1.6 shall not prohibit Seller’s employees and independent contractors from continuing work on improvements to existing systems or systems under development as of the date hereof, or prohibit any repairs to existing systems as are necessary;

12.1.7                                      incur Indebtedness or issue any debt securities or other debt instruments or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for Indebtedness, or enter into any material modifications of documents or instruments with respect to such Indebtedness, in each case in a principal amount in excess of $1,000,000 in the aggregate for all incurrences of Indebtedness, other than (i) intercompany Indebtedness among the Archstone Entities, (ii) advances and drawdowns on construction or development loans that are in existence on the date hereof, or

(iii) drawdowns to pay expenditures otherwise permitted by this Article 12 on credit facilities in existence on the date hereof (provided that LBHI and Seller shall be required to provide notices to the Buyer Parties of any such drawdowns in excess of $20,000,000 in the aggregate);

12.1.8                                      except as required by Law or any existing agreement, arrangement or compensation plan that has been disclosed to the Buyer Parties, as contemplated by Section 13.5 (as such instruments exist as of the date hereof),  (i) increase the compensation or benefits payable to its trustees, directors, officers or employees (other than (x) ordinary course increases as year-end annual raises that do not exceed 3.5% in the aggregate of the total compensation or benefits payable to all trustees, directors and employees with respect to the 2012 fiscal year, (y) any employee that fills a new position that pays a higher salary and/or bonus consistent with past practice pursuant to Section 12.1.26, or (z) bonuses with respect to the sale of Designated Properties in accordance with Section 12.3 or the sale of the other properties expressly permitted to be sold pursuant to this Section 12.1 and designated on Schedule 12.1, in each case as such bonuses are described in Section 12.1.8 of Schedule 12.1), (ii) grant to any director, officer, employee or independent contractor any new employment, retention, bonus, severance, change of control or termination pay awards or equity-based cash awards (including cash bonuses or dividend equivalent rights), including any bonuses that vest over time or in the future, (iii) grant any increase in, or otherwise alter or amend, any right to receive any severance, change of control, retention or termination pay or benefits to any employee, (iv) establish, adopt, enter into or amend any collective bargaining (or similar), bonus, profit-sharing, thrift, compensation, stock option, restricted stock, stock unit, dividend equivalent, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer, employee or independent contractor, or (v) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would be reasonably be expected to result in the holder of a change in control or similar agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement;

12.1.9                                      repurchase, repay or pre-pay any Indebtedness of Seller or any Archstone Entity in an amount in excess of $1,000,000 in the aggregate, except (i) repayments of revolving credit facility or other similar lines of credit in the Ordinary Course of Business, (ii) payments made in respect of any termination or settlement of any Derivative Instruments in the Ordinary Course of Business (provided the Parties acknowledge and agree that any such Derivative Instruments so terminated or settled shall adjust the Purchase Price in accordance with Section 2.3.3), (iii) regularly-scheduled payments of Indebtedness in accordance with its terms and any principal and interest payments due at the maturity or earlier par prepayment date of the applicable loan, (iv) intercompany Indebtedness among the Archstone Entities, and (v)

Indebtedness associated with a Designated Property sold pursuant to and in accordance with Section 12.3 or a property sale agreement in the Data Room;

12.1.10                               except as required by changes in GAAP change any financial accounting principles or policies in any material respect or replace or remove the accountants of any Archstone Entity;

12.1.11                               (i) make any loans, advances or investments in any other Person (other than as may be required pursuant to the terms of the Organizational Documents of or any Contract entered into by an Archstone Entity, a Joint Venture, a partnership or similar arrangement in existence as of the date hereof or authorized by the Buyer Parties pursuant to this Section 12.1) in an amount in excess of $1,000,000 in the aggregate, or (ii) authorize, or enter into any commitment for, any new capital expenditure (expressly excluding turnover and make-ready costs) in an amount in excess of $250,000 in the aggregate except (x) in the Ordinary Course of Business, provided that such capital expenditures in the Ordinary Course of Business do not exceed $200,000 per property, (y) for the emergency repair of any real property asset owned by Seller or any of the Archstone Entities, or (z) pursuant to any Contract set forth in Section 12.1.11 of Schedule 12.1 or as permitted by this Section 12.1;

12.1.12                               subject to any rights or obligations under Section 2.3.3, enter into any new Derivative Instrument or modify any Derivative Instrument except as required by any Contract regarding Indebtedness in effect as of the date hereof;

12.1.13                               except as set forth in Section 12.1.13 of Schedule 12.1 or as required pursuant to the terms of any Organizational Documents of any Joint Venture, make, rescind or revoke any material Tax election (whether or not such election is filed with a tax return) or change a material method of Tax accounting, amend any material Tax Return, agree to waive or extend any period of adjustment, assessment or collection of material Taxes, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund unless in each case such action is required by Law;

12.1.14                               enter into, amend or modify any Tax Protection Agreement, or take any action that would, or could reasonably be expected to, violate any Tax Protection Agreement except as required pursuant to the terms of the Contemplated Transactions or pursuant to any property sale agreement in the Data Room;

12.1.15                               amend any term of any Preferred Unit or of any outstanding equity security or Equity Interest of Seller or any Archstone Entity;

12.1.16                               impose any Lien (other than a Permitted Lien or refinancing permitted in Section 12.1.9 above), on any Transferred Asset, any Transferred Subsidiary Asset, or other material asset of Seller or any Archstone Entity other than if specified by the Buyer Parties pursuant to Section 12.3 or pursuant to any Indebtedness permitted pursuant to Section 12.1.7 or Section 12.1.9;

12.1.17                               adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution with respect to Seller or any Archstone Entity;

12.1.18                               fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with reasonably comparable insurance policies covering the assets of Seller or the Archstone Entities or the Transferred Assets or Transferred Subsidiary Assets, provided that the existing master property insurance program expiring March 25, 2013 shall not be extended past May 1, 2013;

12.1.19                               settle any insurance claims relating to casualties affecting any Transferred Asset or Transferred Subsidiary Asset where the damages arising from any single casualty event or series of related casualty events would reasonably be expected to be in excess of $5,000,000 in the aggregate;

12.1.20                               settle any condemnation or eminent domain proceedings affecting any Transferred Asset or Transferred Subsidiary Asset where the damages relating to the applicable proceedings would reasonably be expected to be in excess of $1,000,000 in the aggregate;

12.1.21                               initiate, waive, release, assign, compromise or settle any action or proceeding, which action or proceeding involves, individually more than $150,000 or in the aggregate, more than $1,000,000, other than any compromises or settlements entered into by Seller or LBHI in accordance with Article 14 for which the Archstone Entities, EQR or Buyer Parties are indemnified pursuant to Article 14 (provided, that no payments related to such compromises or settlements may be made using the funds of the Archstone Entities);

12.1.22                               repatriate funds held in overseas accounts;

12.1.23                               commit any act that would cause any Archstone Entity to become a registered investment company or registered investment adviser; or

12.1.24                               pay compensation to underwriters or legal fees of underwriters’ counsel incurred in connection with the previously contemplated initial public offering of Archstone, Inc. from the funds of the Archstone Entities (it being acknowledged that this restriction will not prohibit the payment of all actual and documented legal and accounting fees and expenses and other costs (with legal and accounting fees being based on standard hourly billing) (but not compensation paid to underwriters or legal fees of underwriters’ counsel) incurred by the Lehman Entities, Archstone or Seller in connection with the previously contemplated initial public offering of Archstone, Inc.);

12.1.25                               voluntarily permit any changes to any board, management committee or similar governing board of any Archstone Entity or Joint Venture, other than replacing any members of any such board, management committee or similar governing board who held such position by reason of appointment or nomination by LBHI or its Affiliates, or agree to any termination or modification of the Information and Board Observation Rights and Confidentiality Agreement dated as of May 19, 2009 between Archstone Multifamily Series I Trust and Pacific Life Insurance Company;

12.1.26                               fill open employment positions other than any position below the level of vice president;

12.1.27                               enter into any new retail lease, or renewal of an existing retail lease, with a term of more than two (2) years; or

12.1.28                               announce any intention, enter into, amend or modify any agreement or otherwise make a commitment, to do any of the foregoing.

No action by Seller or any of the Archstone Entities with respect to matters specifically permitted by Sections 12.1.1 through 12.1.28 (other than Section 12.1.5) shall be deemed a breach of Section 12.1 unless such action would constitute a breach of any of Sections 12.1.1 through 12.1.28 (other than Section 12.1.5).  Notwithstanding anything to the contrary, this Section 12.1 shall not require Seller or LBHI to take any actions that would violate any Law.

12.2        Access and Operational Matters.  Seller and LBHI acknowledge that the Buyer Group requires access to the employees of Seller, the Archstone Entities and the Joint Ventures in order to facilitate a smooth transition of the Transferred Assets and Transferred Subsidiary Assets to the Buyer Group.  In connection with the continued operation of Seller and the Archstone Entities, Seller shall and shall cause the Archstone Entities to (and LBHI shall cause Seller and the Archstone Entities to), (a) confer in good faith on a regular and frequent basis with one or more Representatives of the Buyer Parties designated by them regarding operational matters and the general status of ongoing operations, including budgeting, and (b) notify the Buyer Parties promptly of any event or occurrence that is material and adverse such that it may reasonably be expected to have (when taken together with future events which may or may not occur) a Material Adverse Effect.

Except as may be necessary to comply with any applicable Laws, and subject to the absolute right of Seller, the Archstone Entities and the Joint Ventures to preserve any applicable privileges (including the attorney-client privilege, subject to entering into joint common defense arrangements where possible) (except that Seller and LBHI shall not, and shall cause the Archstone Entities not to, assert any privilege as grounds for not providing such information described in Section 13.8.5), from the date of this Agreement until the Initial Closing Date or earlier termination of this Agreement, Seller shall cause each of the Archstone Entities and the Joint Ventures to:

12.2.1                                      during normal business hours, give the Buyer Parties and their respective Affiliates and Representatives (the “Buyer Group”) reasonable access to the corporate and field offices of the Archstone Entities, together with access to the books, records, software applications, fixed assets, Contracts and other documents of or pertaining to the Archstone Entities and the Joint Ventures (it being acknowledged and agreed that reasonable access may include providing representatives of the Buyer Parties with designated workspace located within such offices);

12.2.2                                      furnish to the Buyer Group financial and operating data and other information relating to the Archstone Entities and the Joint Ventures and the Business in the form currently produced by management of Seller (or in such other form as the Buyer Group may reasonably request and that can be reasonably prepared by management of Seller without material unreimbursed cost), including access to budgets and daily reporting of property operating fundamentals;

12.2.3                                      instruct the employees, counsel, financial advisors and other Representatives of Seller, the Archstone Entities and the Joint Ventures to cooperate with the Buyer Group’s reasonable requests in its investigation of the Archstone Entities and the Joint Ventures upon prior reasonable notice;

12.2.4                                      permit the Buyer Group to discuss the Business and the Joint Ventures with members of management, officers, directors and employees of, and advisors to and counsel and accountants for, the Archstone Entities and the Joint Ventures upon reasonable request upon prior reasonable notice;

12.2.5                                      with respect to employees of the Archstone Entities, permit the Buyer Group to conduct interviews and training, employment “onboarding” activities such as benefits pre-enrollment, discuss prospects for future employment, and generally communicate via email and internet systems with such employees regarding all of the foregoing; and

12.2.6                                      permit the Buyer Group to discuss the Business, the Joint Ventures and the Contemplated Transactions with any lenders, ground lessors, other members or partners in the Joint Ventures and any other third parties whose interest in the Archstone Entities may be affected by the Contemplated Transactions; provided, however, that upon reasonable request, the Buyer Group shall keep Seller reasonably informed about such discussions.

Notwithstanding anything to the contrary, nothing contained in this Section 12.2 shall require Seller or LBHI to take any actions or refrain from taking any actions that would violate any Law.

12.3        Sales and Marketing of Designated Properties.  The Lehman Entities shall cause Seller to, and Seller shall and shall cause the Archstone Entities to, reasonably cooperate with the Buyer Parties in the marketing for sale of the properties designated from time to time by the

Buyer Parties (the “Designated Properties”) in accordance with the procedures and terms and conditions set forth on Schedule 12.3 (it being acknowledged that Seller’s obligations pursuant to this Section 12.3 shall be consistent with the available resources of the Archstone Entities.  In no event shall Seller or the Lehman Entities be required to consummate a sale of the Designated Properties prior to the Initial Closing unless Seller determines to do so in its sole and absolute discretion).

12.4        Acquisition Proposals.  From the date of this Agreement until the Initial Closing Date or, if earlier, the termination of this Agreement, LBHI and Seller agree that, except as expressly permitted hereunder (including in connection with a sale pursuant to Section 12.3) or as requested by the Buyer Parties, none of the Lehman Entities, Seller and their respective Representative or Affiliates will, (a) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement by any Person of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to the acquisition by any Person (other than the Buyer Parties and their respective Affiliates and Representatives) of any of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities, (b) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these exclusivity provisions) or negotiations regarding, or deliver or make available to any Person any information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, the acquisition by any Person (other than the Buyer Parties and their respective Affiliates and Representatives) of any of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities, (c) agree to, accept, approve, endorse or recommend any transaction related to the acquisition by any Person (other than the Buyer Parties and their respective Affiliates and Representatives) of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities, or (d) enter into any letter of intent or any other contract contemplating or otherwise relating to the acquisition by any Person (other than the Buyer Parties and their respective Affiliates and Representatives) of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities.  As of the date of this Agreement, except as expressly permitted hereunder (including in connection with a sale pursuant to Section 12.3) or as requested by the Buyer Parties, LBHI and Seller agree to (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than the Buyer Parties and their respective Affiliates and Representatives) conducted prior to the date hereof with respect to the acquisition by any Person (other than the Buyer Parties and their respective Affiliates and Representatives) of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities, and (ii) terminate any negotiations or discussions under any confidentiality, non-disclosure, document and information access and/or other agreements (other than any such agreement with the Buyer Parties and/or their respective Affiliates and Representatives) with respect to the sale of the Transferred Assets or Transferred Subsidiary Assets or any Equity Interests in Seller or the Archstone Entities.

12.5        Suspension of Archstone IPO.  From the date hereof until the termination of this Agreement, LBHI and Seller shall cause all applicable Archstone Entities, including Archstone Inc., a Maryland corporation, to cease to further pursue or consummate any initial public offering of Archstone Inc., Seller or any other Archstone Entity.  For purposes of clarity, Archstone Inc. shall not be required to withdraw the registration statement filed with the SEC.

12.6        Termination of Confidentiality Agreement.  Seller, LBHI, EQR and AVB shall cause (i) the Amended and Restated Confidentiality Agreement, between EQR, LBHI and Seller, dated as of October 19, 2012, and (ii) the Amended and Restated Confidentiality Agreement, between AVB, LBHI and Seller, dated as of October 19, 2012, to be terminated and of no further force or effect, effective as of the Initial Closing

12.7        Cure Period.  When determining whether there has occurred any breach of the covenants included in this Section 12 by any of Seller, LBHI or the Buyer Parties, as applicable, such determination shall be made by taking into account the Seller Cure Period and the Buyer Cure Period, as applicable.

ARTICLE 13
ADDITIONAL COVENANTS

13.1        Further Assurances.

13.1.1                                      Subject to the terms and conditions of this Agreement, including Section 13.4.2, the Parties shall use their respective Commercially Reasonable Efforts to take, or cause to be taken (including by using their respective Commercially Reasonable Efforts to cause the Archstone Entities to take actions), all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate the Contemplated Transactions no later than the Outside Closing Date (taking into account the Buyer Parties’ right to extend the Outside Closing Date in accordance with and subject to the terms hereof), including (a) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary or advisable to consummate the Contemplated Transactions; provided, however, that nothing in this Section 13.1.1 shall be deemed to require any Party to (x) waive compliance by the other Parties and their Affiliates of their respective covenants or obligations under this Agreement, (y) waive any of the conditions set forth in Articles 9, 10 or 11 required to be satisfied by the other Parties or (z) impose any material obligation on any Party not specifically provided for in this Agreement unless such obligation is indemnified by the other Parties (and, in the case of Seller or LBHI, indemnified jointly and severally by ERPOP and AVB).

13.1.2                                      The Parties agree to execute and deliver such other reasonably requested documents, certificates, agreements and other writings and to take such other reasonably requested actions as may be proper, desirable or advisable in order to consummate or implement expeditiously the Contemplated Transactions; provided, however, that neither Seller nor any Lehman Entity shall be required to take any action pursuant to this Section 13.1.2 that would reasonably be expected to create any additional representations, warranties, indemnities, agreements or other obligations of Seller (except to the extent that such indemnities, agreements or obligations constitute Assumed Liabilities and except for Excluded Liabilities) or the Lehman Entities not expressly set forth in this Agreement.

13.1.3                                      Seller and LBHI shall cooperate with the Buyer Parties and the Buyer Designees to the extent reasonably requested by the Buyer Parties and the Buyer Designees to take all reasonable actions to cause, effective as of the Initial Closing, the transfer, assignment and delivery to the applicable Buyer Party or Buyer Designee of (a) all insurance policies insuring or relating to the Transferred Assets, the Transferred Subsidiary Assets or assets of the Archstone Entities, (b) all open or outstanding rights and claims under any previously effective insurance policies insuring or relating to the Transferred Assets, the Transferred Subsidiary Assets or assets of the Archstone Entities, (c) to the extent requested by the Buyer Parties, all primary and excess liability insurance policies then in effect as of the Initial Closing Date and insuring or relating to any of the Transferred Assets, Transferred Subsidiary Assets or assets of the Archstone Entities, and (d) all insurance policies then in effect as of the Initial Closing Date and insuring or relating to any environmental Liability or matter in connection with the Transferred Assets, Transferred Subsidiary Assets or the Archstone Entities; provided, however, that neither Seller nor any Lehman Entity shall be required to take any action pursuant to this Section 13.1.3 that would reasonably be expected to create any additional representations, warranties, indemnities, agreements or other obligations of Seller (except to the extent that such indemnities, agreements or obligations constitute Assumed Liabilities and except for Excluded Liabilities) or the Lehman Entities not expressly set forth in this Agreement.

13.1.4                                      The Buyer Parties acknowledge and agree that the Archstone Entities have certain obligations under the Indemnity and Release Agreement dated as of March 31, 2009, among Tishman Speyer Properties, L.P. and certain of its Affiliates, certain Archstone Entities, LBHI, Archstone LB Syndication Partner LLC, Bank of America, N.A., Bank of America Strategic Ventures, Inc., Barclays Capital Real Estate Inc., Barclays Capital Real Estate Finance Inc. and BIH ASN LLC (the “Indemnity Agreement”).

13.1.5                                      The Parties acknowledge and agree that, based on the information available to them as of the date hereof, the Contemplated Transactions are exempt from all Transfer Taxes by reason of Section 1146(a) of the Bankruptcy Code, none of the Contemplated Transactions require that an offer to purchase be made under any Tenant Purchase Option Law and in no event will any of the Contemplated Transactions be deemed to be illegal under the provisions of any Tenant Purchase Option Laws.  Subject to Section 13.10.1(g):

(a)                                 If any Proceeding has been initiated regarding the exemption of the Contemplated Transactions from Transfer Taxes or any Tenant Purchase

Option Laws prior to or after the Initial Closing, then at any time following the initiation of such Proceeding and within a reasonable time following the reasonable request of the Buyer Parties, LBHI shall file a motion or motions in the United States Bankruptcy Court for the Southern District of New York, in form and substance reasonably acceptable to the Buyer Parties and LBHI, requesting such court to enter an Order as to the following matters: (x) the Contemplated Transactions are being effected pursuant to the Modified Third Amended Joint Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors, dated December 6, 2011 and that certain Order Confirming Modified Third Amended Joint Chapter 11 Plan of Lehman Brothers Holdings Inc. and its Affiliated Debtors, dated December 6, 2011, [Docket No. 23023] and (y) the Contemplated Transactions are, therefore, exempt from any Transfer Taxes by reason of Section 1146(a) of the Bankruptcy Code and qualify for exemptions under the applicable Tenant Purchase Option Law, as the case may be.

(b)                                 If any Proceeding has been initiated regarding the exemption of the Contemplated Transactions from Transfer Taxes or the requirements of any Tenant Purchase Option Laws prior to or after the Initial Closing, then at any time following the initiation of such Proceeding and within a reasonable time following the reasonable request of the Buyer Parties, LBHI shall and shall cause Seller or any applicable Archstone Entity to, file such motions, complaints, or other pleadings or take such other actions reasonably requested (in each case, in form and substance reasonably acceptable to the Buyer Parties and LBHI) in any court or other tribunal in which Proceedings are pending regarding the exemption of any of the Contemplated Transactions from Transfer Tax or Tenant Purchase Option Laws as are necessary (i) to request that such court or other tribunal enter an Order (x) directing the parties to litigate the dispute in the United States Bankruptcy Court for the Southern District of New York, or (y) to the effect that the Contemplated Transactions are exempt from any requirement to pay Transfer Taxes and any Tenant Purchase Option Law, as applicable, and/or (ii) to request such other relief, including, to the extent necessary, enabling LBHI, Seller or their Affiliates, as the case may be, to join such proceedings as a party or intervenor, as is necessary to obtain a determination that the Contemplated Transactions are exempt from the requirement to pay any Transfer Taxes.  In addition, upon the request of the Buyer Parties, LBHI and Seller shall participate in the resolution of any controversy with a Governmental Authority or otherwise regarding the applicability of the exemption of any of the Contemplated Transactions from Transfer Tax or Tenant Purchase Option Laws.

(c)                                  LBHI shall use Commercially Reasonable Efforts to secure a favorable ruling in any proceeding described in paragraphs (a) and (b) of this Section 13.1.5; provided, however, that none of the Lehman Entities or Seller has made any representation, warranty or guaranty with respect to the outcome of any such Proceeding and in no event will any Lehman Entity or Seller have any obligation or Liability with respect to the outcome of such Proceeding.

(d)                                 Upon the request of the Buyer Parties, subject to Seller’s and LBHI’s review and approval (not to be unreasonably withheld), LBHI and Seller shall, and shall cause their Affiliates to, execute and deliver to the Buyer Parties transfer tax returns (signed and sworn), prepared substantially in accordance with past practice unless otherwise required by applicable Law, as the Buyer Parties or the Buyer Designees may reasonably require at or after the Initial Closing.

13.2        Communications with Governmental Authorities.  Between the date hereof and the Initial Closing Date (with respect to all Transferred Assets or Transferred Subsidiary Assets other than any Deferred Closing Assets subject to an Extension Closing in accordance with Section 2.5) and any Extension Closing (with respect to the applicable Deferred Closing Assets subject to any Extension Closing):

13.2.1                                      Subject to compliance with applicable Laws, each Party shall give reasonable prior notice to the other Parties of any communication from any Governmental Authority regarding any of the Contemplated Transactions.  If any of the Parties or Affiliates thereof receive a request for additional information or documentary material from any such Governmental Authority with respect to the Contemplated Transactions, then, subject to compliance with applicable Laws, such Party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request; provided, that the Buyer Parties and Buyer Designees, on the one hand, and Seller and the Lehman Entities, on the other hand, shall be required to consider in good faith the views of the other Parties in connection with any such response; and provided, further, that when reasonably practicable, the Buyer Parties and Buyer Designees, on the one hand, and Seller and the Lehman Entities, on the other hand, shall not independently participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Authority in respect of any filings, requests for additional information or documentary material, or inquiry without giving the other Parties prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority or applicable Law, the opportunity to attend and/or participate in such meeting or conversation.

13.2.2                                      The Parties shall, with respect to any threatened or pending Order (including a preliminary or permanent injunction) that would adversely affect the ability of the Parties to consummate the Contemplated Transactions, use their respective Commercially Reasonable Efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

13.3        No Control of Operations.  Nothing in this Agreement shall give any Buyer Party, directly or indirectly, the right to control or direct the operations of the Archstone Entities or the Joint Ventures prior to the Initial Closing Date, provided that the Parties acknowledge and agree that this Section 13.3 shall not limit or otherwise restrict the rights of the Buyer Parties set forth in this Agreement, including Sections 12.1, 12.2 and 12.3.

13.4        Regulatory Authorizations.

13.4.1                                      The Buyer Parties, Seller and LBHI shall reasonably cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from third parties in connection with the consummation of the Contemplated Transactions, and (b) subject to the terms and conditions of this Agreement (and except as otherwise provided in Section 13.4.2), in taking such actions or making any such Filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.  Except as otherwise provided herein, each Party shall bear its respective costs and expenses incurred in connection with obtaining such actions, consents, approvals and waivers.

13.4.2                                      In furtherance, and not in limitation, of the foregoing, the Parties shall use their respective Commercially Reasonable Efforts to (a) make or cause to be made all Filings required of each of them or any of their respective Affiliates under the HSR Act or any other Antitrust Laws with respect to the Contemplated Transactions as promptly as practicable, (b) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the FTC, the Antitrust Division or any other Governmental Authority in respect of such Filings or the Contemplated Transactions, and (c) cooperate with each other in connection with any such Filing and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Authority under any Antitrust Laws with respect to any such Filing or the Contemplated Transactions.  Each such Party shall use its Commercially Reasonable Efforts to furnish to the other Parties all information required for any application or other Filing to be made pursuant to any applicable Law in connection with the Contemplated Transactions (unless the furnishing of such information would (i) violate the provisions of any applicable Law or confidentiality agreement, or (ii) cause the loss of attorney-client privilege with respect thereto, provided that each Party shall seek to furnish the other Parties with the substance of any such communication, whether by redacting parts of such material communication or otherwise, so that such communication would not violate applicable Law or cause the loss of the attorney-client privilege with respect thereto).  Each Party shall promptly inform the other Parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such Filings.  No Party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such Filings, investigation, or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.  Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to Proceedings under the HSR Act or other Antitrust Laws.  Notwithstanding anything to the contrary contained in this Agreement, no Party shall be obligated to (1) agree to divest, hold separate or otherwise restrict the use or operation of any material business or assets of Seller, the Archstone Entities, the Equity Residential Parties or AVB, (2) consent to any other material structural or conduct remedy, or (3) agree to any Order regarding Antitrust Laws with respect to the Contemplated Transactions that would have a material impact on the Equity Residential Parties, the Archstone Entities or AVB.

13.5        Severance Costs; Bonuses.

13.5.1                                      From and after the Initial Closing, the Buyer Parties (a) shall assume, comply with and perform, in accordance with their terms, all agreements between any Archstone Entity, on the one hand, and any officer, director or employee of any Archstone Entity, on the other hand, relating to (i) employment, severance, change-of-control or retention bonus obligations pursuant to the Contracts listed on Schedule 6.10 (collectively, the “Severance Obligations”), and (ii) cash incentive or other bonuses required to be paid in the ordinary course payable in 2013 or later for services provided in 2013 or payable in 2012 or 2013 for services provided during or prior to 2012 (together, the “Ordinary Course Bonuses”); provided, however, that the Buyer Parties shall not be responsible for bonus amounts payable in 2012 or 2013 (whether payable before or after the Initial Closing) with respect to services provided during or prior to 2012 that exceed in the aggregate $28,900,000 for corporate associate annual bonuses, Performance Participation Plan awards, cash in lieu awards (options and RSUs) made before or during 2012, EVP operations bonuses, bonuses for acquisitions or dispositions completed during 2012, DIP and other special bonuses for projects fully completed during 2012, or any other bonuses (other than ordinary course bonuses paid to onsite personnel) payable to employees of any Archstone entity in 2012 or 2013 with respect to services provided during or prior to 2012 (collectively, “2012 Bonuses,” the estimated amounts of which bonuses are summarized on Schedule 13.5.1), it being understood, for clarity, that the term “2012 Bonuses” excludes (x) additional compensation payable to Scot Sellers under his employment agreement at the daily rate stated therein in accordance with ordinary payroll practices and (y) DIP awards for projects not fully completed before January 1, 2013 (bonuses described in clauses (x) and (y) “Other Bonuses”), and (b) shall pay, when due, any amounts that become payable under the Severance Obligations as a result of the consummation of the Contemplated Transactions and the Ordinary Course Bonuses.

13.5.2                                      Prior to the Initial Closing, Seller and LBHI shall:

(a)                                 pay, or shall provide to the applicable Archstone Entities funds sufficient to pay (following receipt of such funds from the Lehman Entities through capital contribution made at least one (1) Business Day prior to the Initial Closing), (i) all bonus, contractual severance, change-of-control or retention bonus obligations owed to each officer, director or employee of any Archstone Entity, including any payments to be made pursuant to the plan set forth on Schedule 13.5.2, other than (A) the Severance Obligations, (B) Ordinary Course Bonuses payable in 2013 for services provided in 2013, (C) amounts of 2012 Bonuses up to an aggregate of $28,900,000, and (D) the Other Bonuses; plus (ii) an amount equal to the employer portion of all applicable Taxes and withholdings related to any such payments described in clause (i), including all FICA, workers’ compensation amounts, unemployment-related amounts, Medicare-related Taxes and other withholdings required to be paid by any of the Archstone Entities pursuant to applicable Law; and

(b)                                 cause, using the funds of the Lehman Entities, to be delivered to Seller hereunder, all Equity Interests in any Archstone Entity that are held by any officer, director or employee of Seller or any Archstone Entity to be redeemed, terminated and discharged without any further rights of any such Person in any of the Archstone Entities.  For purposes of clarity, (i) if any amounts that LBHI and Seller are required to pay pursuant to Section 13.5.2(a) shall have been paid by the applicable Archstone Entity prior to the Initial Closing, LBHI and Seller shall nevertheless contribute funds to the applicable Archstone Entities in the amounts so previously paid, and (ii) LBHI acknowledges and agrees that all such obligations set forth in this Section 13.5.2 must be satisfied at least one (1) Business Day prior to the Initial Closing and in no event shall LBHI use the Cash Purchase Price to satisfy the obligations under this Section 13.5.2.

13.6        Series O Preferred Units and other Preferred Units.

13.6.1                                      Subject to any redemptions of any Series O Preferred Units in accordance with the terms thereof in compliance with Section 12.1 upon the exercise of put or redemption rights by the holders thereof following the date hereof, each of the Buyer Parties acknowledges and agrees that all of the Preferred Units shall remain outstanding at the Initial Closing and all tax protection obligations arising from the consummation of the Contemplated Transaction, including the transactions specified on Schedule 2.6, and all obligations occurring from and after the Initial Closing with respect to the Series O Preferred Units shall be the responsibility of the Buyer Parties (and neither Seller nor the Lehman Entities shall have any responsibility with respect thereto).  The Buyer Parties hereby agree to cause Archstone to have sufficient assets to enable it to redeem the Preferred Units in accordance with the terms of the Preferred Units and to cause Archstone to perform when due all obligations that may arise under the certificate of designations of the Preferred Units as a result of the consummation of the Contemplated Transactions or from actions or inactions occurring after the Initial Closing.

13.6.2                                      ERPOP and AVB hereby agree, and shall cause their respective Affiliates, (a) to honor in a timely manner any obligation of the Archstone Entities (x) to redeem, pay or otherwise retire any Preferred Units in accordance with Section 13.6.1 and (y) to make any payments required under any Tax Protection Agreement, (b) not to, without the express written consent of any applicable holder of Preferred Units, impede or interfere with the option, to the extent such option exists on the date hereof, of holders of any Preferred Units to (i) request and receive a cash redemption in accordance with the terms of the Preferred Units or (ii) elect that their respective Preferred Units remain outstanding in accordance with the terms of the Preferred Units, (c) not to make any offer, in each case, to less than all of the holders of (i) Series O Preferred Units, (ii) Series P Preferred Units of Archstone, (iii) Series Q Preferred Units of Archstone, and (iv) Series I Preferred Units of Archstone Multifamily Series I Trust, and (d) not to otherwise breach any of the Buyer Parties’ obligations with respect to any Preferred Units.

13.7        Public Announcements.  Except for the disclosure permitted by this Section 13.7, prior to the Initial Closing, none of the Parties nor any of their respective Affiliates shall issue any press release or public statement concerning this Agreement or the Contemplated Transactions without obtaining the prior written approval of the other Parties (which approval the other Parties shall not unreasonably withhold, condition or delay).  Each of the Parties acknowledges and agrees that, on or following the date hereof, the Parties or certain of their Affiliates intend to make a public announcement with respect to the Contemplated Transactions, which shall be subject to this Section 13.7; provided, however, that any such public announcement, press release or other public disclosure shall be made in the form, and include only the content, reasonably agreed upon by the Parties prior to the date hereof.  Notwithstanding the foregoing, a Party or its applicable Affiliates may make such disclosure as it determines in good faith is required by applicable Law or Order, or by an obligation pursuant to any agreement with any national securities exchange or national securities association of the United States or any other jurisdiction, including disclosures in connection with an AVB Equity Offering or an EQR Equity Offering; provided that, prior to issuing any such press release or public statement or other disclosure that contains any material information not contained in any prior press release, public statement, or other public disclosure, such Party or its applicable Affiliates shall advise the other Parties of such press release or public statement and shall discuss the contents of the disclosure with the other Parties.  Each Party and its Affiliates also may make announcements to its employees that are consistent with the public disclosures made by such Party.

13.8        Tax Matters.

13.8.1                                      At the Initial Closing or, if due thereafter, promptly when due, Transfer Taxes applicable to, arising out of or imposed upon (i) the Parties in connection with the Contemplated Transactions, including the transfers specified on Schedule 2.6, and (ii) the Archstone Entities with respect to sales of Designated Properties prior to the Initial Closing, shall be paid 75% by the Buyer Parties and 25% by Seller; provided that in no event shall Seller’s payment obligation pursuant to this Section 13.8.1 exceed $20,000,000, which $20,000,000 cap amount shall include any reasonable legal fees and accounting fees incurred by Seller in connection with such Transfer Taxes, any costs incurred by the Lehman Entities pursuant to Section 13.8.3 or any challenge related to whether such Transfer Taxes are due or the defense thereof or action taken by LBHI and Seller pursuant to Section 13.1.5.

13.8.2                                      For purposes of clarity, Seller and the Lehman Entities shall be responsible for and shall pay when due all income Taxes on gain or income recognized by them or otherwise allocable to them in connection with the sale of the Transferred Assets or the Transferred Subsidiary Assets related to the consummation of the Contemplated Transactions.

13.8.3                                      LBHI and Seller hereby agree to reasonably cooperate with the Buyer Parties or any Buyer Designee to (a) implement the Contemplated Transactions in a manner so as to utilize any exemption from the application of any Transfer Taxes to the Contemplated Transactions that may be available under Section 1146 of the Bankruptcy Code and arising from the plan of reorganization of LBHI and its Affiliates, and (b) assist in defending any challenges to such exemption with the costs of such defense to be allocated between Seller and the Buyer Parties as set forth in Section 13.8.1; provided, that except as provided in Section 13.8.1, neither LBHI nor Seller shall be required to incur any risk, Liability, cost or expense pursuant to this Section 13.8.3 unless such risk, Liability, cost or expense is subject to indemnification by the Buyer Parties pursuant to Section 14.2.1.

13.8.4                                      Seller shall prepare and file or cause to be prepared and filed all Tax Returns of the Archstone Entities to the extent that such Tax Returns are due on or prior to the Initial Closing (or, solely with respect to Archstone Entities not sold at the Initial Closing, Extension Closing, as the case may be).  All such income Tax Returns filed after the date hereof and on or prior to Initial Closing (or Extension Closing, as the case may be) shall be provided to the Buyer Parties in draft form no later than fifteen (15) days prior to filing and Seller agrees to incorporate reasonable changes requested by the Buyer Parties if such changes to the extent not made reasonably could be expected to result in a material increase in the Buyer Parties or Buyer Designees’ Tax liabilities after the Initial Closing (or Extension Closing, as the case may be).  The Buyer Parties or Buyer Designees shall prepare and file or cause to be prepared and filed all other Tax Returns of the Archstone Entities that are due after the Initial Closing (or Extension Closing, as the case may be).  Seller shall provide the Buyer Parties or Buyer Designees such information and render the Buyer Parties such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of such Tax Returns. With respect to any income Tax Returns of the Archstone Entities for periods ending at or prior to the Initial Closing Date but due after the Initial Closing Date (or Extension Closing Date, as the case may be), the Buyer Parties shall provide to Seller drafts of such income Tax Returns no later than fifteen (15) days prior to the due date of such return and shall incorporate reasonable changes requested by the Buyer Parties to such drafts so long as such changes are consistent with Law and past practice and applicable Law.  To the extent permitted by Law, such income Tax Returns shall be prepared utilizing a “closing of the books” convention as of the Initial Closing Date or applicable Extension Closing Date, as applicable.  At the request of Seller, the Buyer Parties shall prepare or cause to be prepared, at no cost to Seller or the Lehman Entities, all income Tax Returns of Seller for the taxable year of Seller ending December 31, 2012, the taxable year of Seller that includes the Initial Closing Date and any taxable year of Seller that includes an Extension Closing Date, provided that the Seller agrees to make all available extension filings requested by the Buyer Parties and that the Seller shall cooperate fully as and to the extent reasonably requested by the Buyer Parties in connection with such preparation.  The Buyer Parties shall not have any Liability in respect of the preceding sentence except to the extent caused by the Buyer Parties’ gross negligence or willful misconduct and Seller agrees that there will be no gross negligence or willful misconduct on the part of the Buyer Parties if the Buyer Parties engage one of the “Big Four” accounting firms to prepare such Tax Returns.

13.8.5                                      The Buyer Parties and Seller shall cooperate fully as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Archstone Entities.  Such cooperation shall include the retention and the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer Parties and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Archstone Entity relating to any Taxable period beginning before the Initial Closing (or Extension Closing, as the case may be) until the expiration of the applicable statute of limitations (and, to the extent notified by the Buyer Parties or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, to the extent requested by such other party or parties to allow any such requesting Party to take possession of such books and records, and (iii) that from the date hereof, Seller shall (and LBHI shall cause Seller to) provide access and cooperation to the Buyer Parties to all information of Seller, the Archstone Entities or the Lehman Entities related to Taxes, including the Tax Protection Agreements (including underlying calculations, allocations and methodologies related to compliance therewith), requested by the Buyer Parties (and Seller and LBHI shall not, and shall cause the Archstone Entities not to, assert any privilege as grounds for not providing such information related to Taxes to the Buyer Parties).

13.8.6                                      The Parties agree that the Initial Closing Date shall be the treated as the purchase date for all income tax purposes and other purposes for transactions occurring at the Initial Closing.

13.9        Asset Acquisition Statement.  Each Buyer Party shall prepare and deliver to Seller when available a draft allocation schedule, together with accompanying draft exhibits, if any (collectively, the “Asset Acquisition Statement”), allocating the sum of such Buyer Party’s respective portion of the Cash Purchase Price, the fair market value of the ERPOP Equity Consideration as of the Initial Closing (in the case of ERPOP), the fair market value of the AVB Equity Consideration as of the Initial Closing (in the case of AVB), such Buyer Party’s respective portion of the Assumed Liabilities and such Buyer Party’s respective portion of all other liabilities treated as purchase price for federal income tax purposes among the Transferred Assets and the Transferred Subsidiary Assets acquired by such Buyer Party.  The content of the Asset Acquisition Statement shall not be binding on any party and the Buyer Parties shall in no event be prohibited from using different allocations than presented therein.  The Buyer Parties shall use reasonable efforts to provide the Asset Acquisition Statement prior to the due date of any material income Tax Returns of Seller for which such Asset Acquisition Statement is required.  Nothing in this Agreement (including the values set forth on Schedule 2.5 or Schedule 2.6, which the Parties acknowledge are merely for the purposes of implementing the closing conditions and transaction steps for the transactions contemplated by this Agreement) shall be treated by the Parties as an agreement or a deemed agreement as to the allocation of the Purchase Price to any of the Transferred Assets or any of the Transferred Subsidiary Assets for income Tax purposes and the Parties shall be free to file any income Tax Return allocating the Purchase Price to any acquired Transferred Assets or Transferred Subsidiary Assets as each determines in its sole discretion.

13.10      Transaction Expenses.

13.10.1                               Except as otherwise expressly set forth in this Agreement (including the provision in Section 13.8.1 for sharing Liabilities for Transfer Taxes), the Buyer Parties shall be responsible for the payment of (a) all fees and expenses with respect to the Contemplated Transactions that are incurred by the Buyer Parties or their respective Affiliates and Representatives, including any legal expenses of such Persons and all investment-banking and similar fees and expenses incurred by such Persons, (b) all fees required to obtain any consent to the Contemplated Transactions, (c) all Severance Obligations and Ordinary Course Bonuses, (d) accounting fees and expenses incurred in connection with the preparation of audited financial statements to enable the Buyer Parties to comply with Rule 3-14 under Regulation S-X and other accounting services agreed to be provided by Buyer Parties and Seller (including any accounting fees and expenses incurred in connection with Section 13.12), regardless of whether accruing prior to or after the date of this Agreement but without duplication of the obligations under this Agreement and the Reimbursement Agreements, (e) all costs and expenses incurred by Seller, the Lehman Entities, or any Archstone Entity in connection with the asset transfer transactions set forth on Schedule 2.6 that are in excess of the costs and expenses that would have been incurred by such Persons in connection with an entity level transaction involving the sale of the Equity Interests in Seller by the Lehman Entities (an “Entity Level Transaction”) (other than (i) Transfer Taxes, the sharing of liability for which shall be in accordance with Section 13.8.1, and (ii) any legal fees incurred by such Persons in reviewing and commenting on the structure of, or documents implementing, such asset transfers) (and, at the request of Seller, the amount of the costs and expenses that the Buyer Parties are required to reimburse pursuant to this Section 13.10.1(e) shall be advanced to Seller before such costs or expenses are incurred), (f) all actual and documented legal and accounting fees and expenses and other costs (with legal and accounting fees being based on standard hourly billing) (but not compensation paid to underwriters or legal fees of underwriters’ counsel) incurred by the Lehman Entities, Archstone or Seller in connection with the previously contemplated initial public offering of Archstone, Inc., and (g) all reasonable out-of-pocket costs incurred by Seller, the Lehman Entities or any Archstone Entity in connection with Sections 2.5 and 13.1.5 (and, at the request of Seller, the amount of the costs and expenses that the Buyer Parties are required to reimburse pursuant to this Section 13.10.1(g) shall be advanced to Seller before such costs or expenses are incurred); and

13.10.2                               except as expressly set forth in Section 13.10.1, LBHI and Seller shall be responsible for the payment of (a) all fees and expenses with respect to the Contemplated Transactions that are incurred by any of them, any of their Affiliates, any of the Archstone Entities or any of their respective Representatives, including all legal expenses of such Persons and all investment-banking and similar fees and expenses (including payable to the Persons set forth in Schedules 4.5, 5.5 and 6.11),  (b) all costs for which LBHI or Seller are responsible for pursuant to Section 13.8.1, and (c) all costs and expenses incurred in connection with the obligations described in Section 13.5.2.

13.11      Confidentiality.  From and after the Initial Closing through the second (2nd) anniversary of the date hereof, Seller and LBHI shall, and shall cause their respective Affiliates to, hold, and shall use their respective Commercially Reasonable Efforts to cause their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Business or any Archstone Entity, except to the extent (i) that Seller and LBHI can show that such information (a) is generally available to, and known by, the public through no breach of this Section 13.11 by Seller, the Lehman Entities, or any of their respective Affiliates or their respective Representatives; (b) is lawfully acquired by Seller, the Lehman Entities, any of their respective Affiliates or their respective Representatives from and after the Initial Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (c) is from and after the Initial Closing independently conceived or developed by Seller, the Lehman Entities, any of their respective Affiliates or their respective Representatives without use of or reference to any information concerning the Business or any Archstone Entity, or (ii) that such information is disclosed in connection with any litigation arising from or related to this Agreement or the Transaction Documents or the transaction contemplated hereby or thereby (or settlement discussions related thereto).  If Seller and/or LBHI, or any of their respective Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller and/or LBHI shall promptly notify the Buyer Parties in writing and shall disclose only that portion of such information which Seller and/or LBHI are advised by their respective counsel in writing is legally required to be disclosed; provided, that Seller and/or LBHI and the Buyer Parties shall use their respective Commercially Reasonable Efforts to preserve the confidentiality of such information, including, by cooperating to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded to such information.

13.12      3-14 Financial Statements.  Upon reasonable request of a Buyer Party at any time prior to the Initial Closing and at the sole cost and expense of the requesting Buyer Party under this Agreement or in accordance with that certain reimbursement agreement, dated as of October 29, 2012, between EQR and Seller (the “EQR Reimbursement Agreement”) and that certain reimbursement agreement, dated as of November 6, 2012, between AVB and Seller (together with the EQR Reimbursement Agreement, the “Reimbursement Agreements”), Seller and LBHI shall, and shall cause the accounting personnel of the Archstone Entities to, use Commercially Reasonable Efforts to as promptly as practicable:

13.12.1                               prepare statements of revenue and certain expenses with respect to the properties to be acquired by such Buyer Party or any Buyer Designee in the Contemplated Transactions for the year ending December 31, 2012;

13.12.2                               request the independent accountants of the Archstone Entities to audit such statements related to the year ending December 31, 2012, so as to enable such Buyer Party to continue to comply with the requirements of Rule 3-14 of Regulation S-X;

13.12.3                               take all reasonably requested actions necessary to enable the Buyer Parties or their respective Affiliates or Representatives to conduct a full audit of the books and records of the Archstone Entities and the Joint Ventures relating to the operations and financial results of the Archstone Entities and the Joint Ventures, to the extent required to comply with applicable securities Laws applicable to the Buyer Parties or their respective Affiliates, including Regulation § 210.3-05, Regulation § 210.3-09 or Regulation § 210.3-14 promulgated under the Exchange Act;

13.12.4                               take all reasonably requested actions necessary to assist the Buyer Parties and their respective Affiliates in preparing all Filings required to be made by the Buyer Parties with the SEC, including, at the Buyer Parties’ request, the delivery of an audit inquiry letter regarding pending litigation and other matters in a form reasonably requested by the Buyer Parties (the “Audit Inquiry Letter”) to counsel to the Archstone Entities prior to the Initial

Closing and deliver to the Buyer Parties an executed letter from such counsel in response to the Audit Inquiry Letter as soon as reasonably practicable thereafter; and

13.12.5                               cooperate reasonably with the Buyer Parties and their respective Affiliates in connection with any audit of the Archstone Entities or the Joint Ventures by the Archstone Entities, the Joint Ventures or their respective Representatives or by Buyer or its Affiliates or Representatives, including, if required by any of the Buyer Parties’ registered independent accounting firm in order to complete the audit, (a) causing the applicable employees of the Archstone Entities and the Joint Ventures to answer a standard SAS 99 questionnaire from any Buyer Party’s registered independent accounting firm or from the Archstone Entities’ registered independent accounting firm and to deliver a representation letter in form and scope reasonably acceptable to Buyer and Buyer’s registered independent accounting firm, and (b) causing the auditors of the Archstone Entities to deliver comfort letters, consents and other documentation reasonably requested by any Buyer Party.

13.13      Debt Financing.

13.13.1                               Each Buyer Party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate its respective Debt Financing on the terms and conditions described in its respective Debt Commitment Letter, including using reasonable best efforts to (a) negotiate and enter into definitive agreements with respect thereto on terms and conditions contained therein, (b) satisfy on a timely basis all terms, covenants and conditions applicable to such Buyer Party in such definitive agreements, and (c) consummate the Debt Financing at or prior to the Initial Closing Date; provided, however, that if a Buyer Party has raised through alternative sources sufficient funds to meet its obligations to pay its portion of the Cash Purchase Price and any costs or expenses incurred by such Buyer Party in connection with the consummation of the Contemplated Transactions without any proceeds under such Debt Financing, such Buyer Party shall have no obligation to arrange Debt Financing on the terms and conditions described in its respective Debt Commitment Letter or otherwise.  In the event any portion of the Debt Financing of either Buyer Party becomes unavailable on the terms and conditions contemplated in the applicable Debt Commitment Letter, and to the extent such Buyer Party will not have sufficient funds to meet its obligations to pay its portion of the Cash Purchase Price without some or all of the proceeds under such Debt Financing, such Buyer Party shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources on comparable or more favorable terms to such Buyer Party (as determined in the reasonable judgment of such Buyer Party) as promptly as practicable following the occurrence of such event.  Each Buyer Party will furnish correct and complete copies of all definitive agreements with respect to the Debt Financing to Seller promptly upon their execution.  No Buyer

Party shall amend or alter, or agree to amend or alter, the Debt Commitment Letters in any manner that would prevent or materially impair or delay the consummation of the Contemplated Transactions without the prior written consent of Seller.

13.13.2                               Each Buyer Party shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange its respective Debt Financing, and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter if such amendment would or would be reasonably expected to materially and adversely affect or delay in any material respect such Buyer Party’s ability to consummate the Contemplated Transactions, without first obtaining Seller’s prior written consent (not to be unreasonably withheld or delayed).

13.13.3                               Notwithstanding anything to the contrary in this Agreement, the Buyer Parties acknowledge and agree that their obligations hereunder are not conditioned in any manner upon their obtaining any financing, and the existence of any conditions contained in their respective Debt Commitment Letters shall not constitute, or be construed to constitute, a condition to the consummation of the Contemplated Transactions; provided, however, that the foregoing shall not limit in any manner the ability of the any Party to terminate this Agreement in accordance with Article 15 and the sole remedy for any such termination shall be as described in Section 15.3.

13.13.4                               Seller agrees to provide, and shall cause the Archstone Entities and its and their Representatives to use Commercially Reasonable Efforts to provide, all reasonable cooperation in connection with the Debt Financing and any debt, equity or other offering or source of financing by AVB, ERPOP or EQR prior to the Initial Closing as may be reasonably requested by the Buyer Parties (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Business of the Archstone Entities), including (a) participation in meetings with potential lenders and underwriters, upon reasonable prior notice by the Buyer Parties, (b) furnishing Buyer Parties with pertinent information available to the Archstone Entities and their Representatives regarding the Archstone Entities and the Transferred Assets and the Transferred Subsidiary Assets, subject to the terms and conditions of the applicable confidentiality agreements, (c) assist the Buyer Parties, to the extent reasonably necessary, in obtaining customary accountants’ comfort letters and consents from the Archstone accountants, and (d) assist with the preparation of customary materials in connection with the Debt Financing or any such other debt, equity or other offering or source of financing by AVB or ERPOP to the extent such documents described in this clause (d) contain disclosure reflecting or referring to any of the Archstone Entities or Joint Ventures; provided, that performance of Seller’s obligations pursuant to this Section 13.13.4 shall not cause Seller to incur any unreimbursed Liability.

13.14                 Representative Indemnification.

13.14.1                               From and after the Initial Closing, the Buyer Parties shall, and shall cause the Archstone Entities to, honor and perform all obligations of the Archstone Entities to any individual who at the Initial Closing Date is, or at any time prior to the Initial Closing Date was, a Representative of Seller or any Archstone Entity (each, an “Archstone Indemnitee”) with respect to all rights to indemnification and exculpation (including the advancement of expenses) from Liabilities for acts or omissions occurring at or prior to the Initial Closing Date as provided in (a) the Organizational Documents of the Archstone Entities (as in effect on the date hereof), and (b) any indemnification agreements or arrangements of any Archstone Entity with respect to the Archstone Indemnitees existing on the date hereof, which shall survive the consummation of the Contemplated Transactions and continue in full force and effect in accordance with their respective terms; provided, however, that the Buyer Parties and Archstone Entities shall not be required to indemnify the Archstone Indemnitees for claims related to the matters set forth in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) to the extent that LBHI is responsible for indemnifying the Buyer Indemnified Parties pursuant to such sections.

13.14.2                               The provisions of this Section 13.14 are (a) intended to be for the benefit of, and shall be enforceable by, each Archstone Indemnitee, his or her heirs and his or her Representatives, and (b) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  The obligations of the Buyer Parties and the Archstone Entities under this Section 13.14 shall not be terminated or modified in such a manner as to adversely affect the rights of any Archstone Indemnitee to whom this Section 13.14 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Archstone Indemnitee shall have consented in writing to such termination or modification (it being agreed by the Parties that the Archstone Indemnitees to whom this Section 13.14 applies shall be third party beneficiaries of this Section 13.14).

13.14.3                               In the event that any of the Buyer Parties or the Buyer Designees, any Archstone Entity or any of their respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of any such Buyer Party or Buyer Designee, Archstone Entity or their respective successors or assigns, as applicable, shall assume all of the obligations thereof set forth in this Section 13.14.

13.14.4                               The Buyer Parties shall and do hereby, jointly and severally, indemnify the Seller Indemnified Parties against, and hold them harmless, from any and all

Losses arising out of, resulting from or related to any breach of this Section 13.14.

13.14.5                               The Buyer Parties further agree that with respect to any Archstone Indemnitee who is employed, retained or otherwise associated with, or appointed or nominated by, LBHI or any of its Affiliates and who acts or serves as a director, officer, manager, fiduciary, employee, consultant, advisor or agent of, for or to Seller or any Archstone Entity, that the Archstone Entities shall be primarily liable for all indemnification, reimbursements, advancements or similar payments (the “Indemnity Obligations”) afforded to such Archstone Indemnitee acting in such capacity or capacities on behalf or at the request of LBHI or any of its Affiliates, whether the Indemnity Obligations are created by Law, organizational or constituent documents (as in effect on the date hereof), contract or otherwise.  Notwithstanding the fact that LBHI or any of its Affiliates may have concurrent Liability to an Archstone Indemnitee with respect to the Indemnity Obligations, the Buyer Parties hereby agree that in no event shall Buyer Parties or any of their Affiliates have any right or claim against LBHI or any of its Affiliates for contribution or have rights of subrogation against LBHI or any of its Affiliates through an Archstone Indemnitee for any payment made by the Buyer Parties or any of their Affiliates with respect to any Indemnity Obligation.  In addition, the Buyer Parties hereby agree that in the event that LBHI or any of its Affiliates (including Seller) pay or advance an Archstone Indemnitee any amount with respect to an Indemnity Obligation, the Buyer Parties will promptly reimburse LBHI or its Affiliate for such payment or advance upon request.  None of the foregoing provisions shall be deemed to require the Buyer Parties and Archstone Entities to indemnify the Archstone Indemnitees for claims related to the matters set forth in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) to the extent that LBHI is responsible for indemnifying the Buyer Indemnified Parties pursuant to such sections.

13.15                 Employee Matters.

13.15.1                               Each employee of the Archstone Entities (other than any such employees who are covered by collective bargaining or similar agreements) who remains an employee of the Archstone Entities or their successors or assigns (collectively, the “Continuing Employees”) will be credited with his or her years of service with the Archstone Entities (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of the Buyer Parties in which the Continuing Employee becomes entitled to participate to the same extent as such employee was entitled, before the Initial Closing Date, to credit for such service under the applicable Employee Benefit Plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan).

13.15.2                               The provisions of this Section 13.15 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this

Section 13.15, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 13.15.

13.15.3                               At the Initial Closing, the individuals set forth on Schedule 13.15.3 shall be terminated and upon the execution of a release in accordance with each such individual’s agreement with the applicable Archstone Entity, each such individual shall be paid the amounts payable pursuant to such individual’s agreement.

13.15.4                               Upon the written request of the Buyer Parties, Seller shall, and shall cause the applicable Archstone Entities to, provide thirty (30) days prior written notice of the termination of employment of each employee of any Archstone Entity that is a party to a change-in-control agreement; provided, however, that such notice shall be conditional on the consummation of the Contemplated Transactions.

13.15.5                               The Parties acknowledge that (i) the Contemplated Transactions will constitute a change in control under the Contracts set forth in Schedule 6.10, and (ii) in exchange for the senior executives set forth on Schedule 13.15.5 agreeing to remain employed by the Archstone Entities for up to 90 days after the Initial Closing Date upon the request of a Buyer Party, the Buyer Parties agree that (x) any termination of the employment of any such senior executive after such period shall constitute a termination for “good reason”, which shall not be subject to cure by the Buyer Parties and as to which any 30-day prior notice shall be waived, (y) any such termination for “good reason” shall entitle such senior executive to collect severance payments and benefits pursuant to such senior executive’s applicable employment or change-of-control agreement, and (z) on the Initial Closing Date, the Buyer Parties shall deposit the amounts payable to such senior executives set forth on Schedule 13.15.5 who shall have been requested to remain employed following the Initial Closing Date in accordance with the Contracts set forth in Schedule 6.10 into an escrow account with a third party escrow agent mutually agreed upon by Seller and the Buyer Parties and such amounts payable shall be released from escrow to the applicable senior executives upon the written instructions of both of the Buyer Parties, provided that all such amounts deposited in such escrow account shall be subject to the general creditors of the Buyer Parties.

13.15.6                               To the extent timely requested by the Buyer Parties or as required by applicable Law, Seller and LBHI shall, or shall cause the applicable Archstone Entities to, make any filings and shall deliver any notices prepared by the Buyer Parties (with assistance of Seller and LBHI) with respect to any employees of the Archstone Entities that are required to be delivered under WARN or any similar applicable Law in any jurisdiction so that neither the Buyer Parties, the Archstone Entities nor their respective Affiliates shall have any liability under WARN or any similar applicable Law in any jurisdiction with respect to any employees for which the Buyer Parties had requested that such WARN filings or notices be made.

13.16                 Mutual Release.  At the Initial Closing, the Archstone Entities, on the one hand, and LBHI, LCPI and Seller, on the other hand, shall execute a mutual release in substantially the form set forth on Exhibit F, and the Buyer Parties shall acknowledge the release as set forth therein.  In addition, each of Seller and LBHI (on behalf of itself and each of the Lehman Entities) hereby waives any and all option and preemption rights that it may have pursuant to the Management Regulations, Luxembourg law or other similar Laws to acquire any assets of the Archstone Entities or the Joint Ventures.

13.17                 Certain Intellectual Property Matters.

13.17.1                               It is acknowledged and agreed that the Buyer Parties are obtaining as Transferred Assets all of LBHI’s and Seller’s right, title and interest in and to and licenses to use the name “Archstone” and any trademarks, logos, trade names or other Intellectual Property rights owned by Seller, LBHI or any other Persons controlled by LBHI and exclusively used in the Business.

13.17.2                               From and after the Initial Closing, neither Seller nor any other Person controlled by LBHI shall, and shall cause its Affiliates not to, use any trademark, logo or trade name exclusively used in the Business or by the Archstone Entities or any of their respective Affiliates, or any trademarks, logos or trade names that are confusingly similar thereto or that, to Seller’s Knowledge and LBHI’s Knowledge, are a translation or transliteration thereof.

13.17.3                               Without limiting the provisions of Section 13.17.1, as soon as reasonably practicable following the Initial Closing, but not later than thirty (30) days after the Initial Closing Date, Seller shall, and LBHI shall cause Seller and each other Person controlled by LBHI to, take any and all actions as reasonably necessary, including making filings with appropriate Governmental Authorities, to change the name of Seller to remove “Archstone” therefrom.

13.17.4                               Without limiting the provisions of Section 13.17.2 as soon as reasonably practicable following the Initial Closing, but not later than thirty (30) days after the Initial Closing Date, Seller shall, and LBHI shall cause Seller and each other Person controlled by LBHI to, use Commercially Reasonable Efforts to destroy, remove, cause to be removed, or change signage, promotional or advertising material in whatever medium, and stationery and packaging, and take all such other steps as may be required or reasonably appropriate to cease use of all trademarks, logos or trade names owned by the Buyer Parties or the Archstone Entities or otherwise constituting a Transferred Asset.

13.18                 Hedging Arrangements.  From the date of this Agreement until the Initial Closing Date or earlier termination of this Agreement in accordance with Article 15, Seller and LBHI shall not, and Seller and LBHI shall cause the Archstone Entities, the Lehman Entities and its other subsidiaries not to, directly or indirectly, enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, the economic consequence of ownership of any capital stock of EQR or AVB or any interest therein, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise, including any hedging arrangement or transfer based on the FTSE NAREIT All Residential Capped Index, the FTSE NAREIT Equity Residential Index, the FTSE NAREIT Equity Apartments Index or any other index of which the capital stock of either of EQR or AVB represents at least 5% of the value at the time such hedging arrangement or transfer is entered into.

13.19                 Certain Germany Arrangements.  Promptly following a request from the Buyer Parties, Seller and LBHI shall, and shall cause the applicable Archstone Entities to, use Commercially Reasonable Efforts to take all actions necessary to terminate and rescind the contemplated equity investment by any Archstone Entity and any other Person with respect to potential investments in each of the international funds or sub-funds formed pursuant to German, Netherlands or Luxembourg law and relating to the potential investment in assets in Germany (including funds or entities in which Archstone Holdings Germany II LLC and Archstone Management Germany II LLC would indirectly have an interest), including by (i) terminating and rescinding all sale and purchase agreements, including with respect to the Dali asset portfolio, (ii) not approving the subscription agreements or other capital commitments related to such potential investment, and (iii) providing notice thereof to all potential investors.

ARTICLE 14
SURVIVAL; INDEMNIFICATION

14.1                        Survival.  The representations and warranties contained herein (other than the Seller Fundamental Representations and the Buyer Party Fundamental Representations) or in any certificate delivered pursuant to this Agreement relating to the representations and warranties (other than the Seller Fundamental Representations and the Buyer Party Fundamental Representations) and the covenants contained herein that are to be performed at or prior to the Initial Closing shall terminate as of the Initial Closing.  The Seller Fundamental Representations and the Buyer Party Fundamental Representations, and the right to make a claim for indemnification with respect to the Seller Fundamental Representations and the Buyer Party Fundamental Representations, shall survive with respect to claims as to which a Claim Notice has been delivered on or before the first (1st) anniversary of the Initial Closing.  All covenants and agreements which apply after the Initial Closing shall survive the Initial Closing in accordance with their terms.  All claims related to the matters described in Sections 14.2.2(c) through 14.2.2(i) shall survive with respect to claims as to which a Claim Notice has been delivered on or before the fourth (4th) anniversary of the Initial Closing.  It is understood and agreed that (a) after the Initial Closing, the sole and exclusive remedy with respect to any breach of this Agreement shall be a claim for Losses made pursuant to (and subject to the limitations of) this Article 14; provided that notwithstanding the foregoing, nothing in this Agreement shall limit the right of any Buyer Party (i) to pursue an action for or to seek remedies with respect to claims for fraud, or (ii) Seller, or LBHI to seek specific performance or other equitable relief in accordance with Section 15.4; and (b) before the Initial Closing, the Parties shall be entitled only to the termination and other remedies set forth in Article 15, and indemnification under this Article 14 shall not apply.

14.2                        Indemnification.

14.2.1                                      Effective as of the Initial Closing and subject to the limitations set forth in this Article 14, the Buyer Parties shall and do hereby, jointly and severally, indemnify the Lehman Entities, Seller, their respective Affiliates and their respective Representatives (together, in each case, with their respective successors and permitted assigns, the “Seller Indemnified Parties”) against, and hold them harmless from, any and all Losses arising out of, resulting from or related to:

(a)                                 any breach or inaccuracy of any Buyer Party Fundamental Representation made in this Agreement or in any certificate delivered pursuant to this Agreement relating to such Buyer Party Fundamental Representations;

(b)                                 any breach of, or non-fulfillment or failure to satisfy, any covenant, agreement or obligation of the Buyer Parties in this Agreement or any other Transaction Document (x) that is required to be fulfilled following the Initial Closing, including the matters described in Sections 13.5.1, 13.10.1 and 13.14.4, or (y) any breach of the matters described in Sections 2.6, 13.1, 13.6, 13.8, 13.10.1, 13.12, 13.13.4, 13.14.1 and 13.14.5;

(c)                                  any obligation of the Buyer Parties with respect to Transfer Taxes under Section 13.8.1;

(d)                                 any Indemnified Archstone Entity Liabilities;

(e)                                  the Acquisition Litigation to the extent of any Liability that directly results from the breach by any of the Buyer Parties, or after the Initial Closing the Archstone Entities, or their respective Affiliates or Representatives, of any covenant contained in Section 13.6; and

(f)                                   any Liabilities relating to a breach by the Archstone Entities of their obligations under the Indemnity Agreement from and after the Initial Closing, except for any such Liabilities described in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) to the extent that LBHI is responsible for indemnifying the Buyer Indemnified Parties pursuant to such sections.

14.2.2                                      Effective as of the Initial Closing and subject to the limitations set forth in this Article 14, LBHI shall indemnify the Buyer Parties, their respective Affiliates (including the Archstone Entities), and their respective Representatives (together, in each case, with their respective successors and permitted assigns, the “Buyer Indemnified Parties”) against, and hold them harmless from, any and all Losses incurred by any Buyer Indemnified Party or by any Archstone Entity (including any Losses described in Section 14.4) to the extent arising out of, resulting from or related to:

(a)                                 any breach or inaccuracy of any Seller Fundamental Representation made in this Agreement or in any certificate delivered pursuant to this Agreement relating to such Seller Fundamental Representations;

(b)                                 any breach of, or non-fulfillment or failure to satisfy, any covenant, agreement or obligation of Seller or LBHI in this Agreement or any other Transaction Document that is required to be fulfilled following the Initial Closing, including the matters described in Sections 13.5.2 and 13.10.2;

(c)                                  any claim or Proceeding under any Tax Protection Agreement attributable to any action or inaction taken by Seller or any Archstone Entity prior to the Initial Closing (other than in connection with the Contemplated Transactions or any actions set forth on Schedule 2.6);

(d)                                 except as provided in Section 14.2.1(e), (i) the matters set forth on Schedule 14.2.2, (ii) any Proceedings brought by former holders of Series A-1 units asserting that the LBO Transaction violated any Tax Protection Agreement, any Organizational Documents of the Archstone Entities or fiduciary or other duties owed to such holders, whether alleged prior to or following the Initial Closing (collectively, the “Acquisition Litigation”), and (iii) the Losses (including legal fees and expenses) described in Section 14.4; provided, however, that for the avoidance of doubt, in respect of this Section 14.2.2(d), with respect to any current holder of Preferred Units, Seller shall only be liable for damages payable to such current holder to the extent the sum of (x) (A) the amounts payable to such holder, plus (B) the liquidation preference of any such Preferred Units held by such holder of such Preferred Units immediately following resolution of any applicable Proceeding, exceeds (y) the amount of principal (plus any accrued but unpaid dividends on the date of redemption) required to redeem such Preferred Units, assuming the date of redemption was the date of such resolution;

(e)                                  any Proceedings related to the recapitalization of the Archstone Entities in December 2010;

(f)                                   any claim or Proceeding or other costs occurring as a result of any changes to the capital structure of Seller or the Archstone Entities from the date of the closing of the LBO Transaction to the date of this Agreement, including any unpaid Transfer Tax Liability of Seller or any Archstone Entity as a result of the consummation of the transactions contemplated in the Lehman IPAs, but excluding any costs or expenses paid by Seller or any of the Archstone Entities prior to September 30, 2012;

(g)                                  any obligation of Seller or LBHI with respect to Transfer Taxes under Section 13.8.1;

(h)                                 any Excluded Liability; and

(i)                                     any Liabilities relating to any “Post-Closing Claims” (as defined in the Indemnity Agreement) or any other matter set forth in the Indemnity Agreement with respect to which LBHI is required to indemnify the Buyer Indemnified Parties under Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) above, in each case, other than as a result of a breach from and after the Initial Closing of an obligation of the Archstone Entities.

14.2.3                                      For any matters that are indemnifiable by any Indemnifying Party under Section 14.2.1 or Section 14.2.2, (a) if any Losses with respect to such matters are out-of-pocket Losses, then such Losses shall not be payable to the Indemnified Party until such expense has actually been incurred and an invoice related thereto has been submitted for payment, or (b) if any Losses relate to the settlement of any claim or judgment, then such Losses shall not be payable to the Indemnified Party until the earliest of (i) the time when such settlement amount or judgment-related amount has actually been paid, (ii) with respect to any judgment, when the judgment has become final and non-appealable, and (iii) when a surety bond in respect thereof is required to be posted.

14.3                        Indemnification Procedures.

14.3.1                                      If any Buyer Indemnified Party or Seller Indemnified Party, as the case may be, seeks to make a claim for indemnification (an “Indemnified Claim”) pursuant to Section 14.2.1 or Section 14.2.2, as applicable, other than in respect of a Third Party Claim, the Party entitled to indemnification (the “Indemnified Party”) shall notify the party required to provide indemnity hereunder (the “Indemnifying Party”) in writing of such claim specifying in reasonable detail the factual basis of such claim, stating the amount of Losses (or if not known, a good faith estimate of the amount of Losses) and the method of computation thereof, containing a reference to any and all provisions of this Agreement with respect to which indemnification is being sought (each such notice, a “Claim Notice”).  The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability under this Agreement which it may have to such Indemnified Party under Section 14.2 hereof except to the extent the Indemnifying Party shall have been prejudiced with respect to such individual indemnified claim in any material respect as a result of such failure.  The Indemnifying Party and the Indemnified Party shall endeavor to negotiate in good faith a resolution of any dispute described in a Claim Notice and, if not resolved through negotiations within sixty (60) days after the delivery of the Claim Notice, such dispute shall be resolved by litigation as provided in Section 16.5.

14.3.2                                      In the event that any claim is asserted in writing by any Person other than a Buyer Indemnified Party or a Seller Indemnified Party or any Proceeding is commenced or threatened in writing by any Person other than a Buyer Indemnified Party or a Seller Indemnified Party involving a claim for which an Indemnifying Party may be obligated to indemnify an Indemnified Party (a “Third Party Claim”), the Indemnified Party shall give written notice to the Indemnifying Party promptly (and in any event within thirty (30) days) after the Indemnified Party receives written notification of the facts giving rise to such Third Party Claim, specifying in reasonable detail the factual basis of the Third Party Claim, stating the amount of Losses (or if not known, a good faith estimate of the amount of Losses) and the method of computation thereof, containing a reference to any and all provisions of this Agreement with respect to which indemnification is being sought.  The failure of an Indemnified Party to provide notice in accordance with this Section 14.3.2, or any delay in providing such notice, shall not constitute a waiver of that Indemnified Party’s claims to indemnification pursuant to Section 14.2, except to the extent that (i) the Indemnifying Party shall have been prejudiced in any material respect as a result of such failure, or (ii) such notice is not delivered to the Indemnifying Party prior to the expiration of the applicable survival period set forth in Section 14.1.  Any such notice to the Indemnifying Party of a Third Party Claim shall be accompanied by a copy of any papers theretofore served on or delivered to the Indemnified Party in connection with such Third Party Claim.

(a)                                 In the event of receipt of notice of a Third Party Claim from an Indemnified Party pursuant to this Section 14.3.2, the Indemnifying Party will be entitled to assume the defense and control of such Third Party Claim subject to the provisions of this Section 14.3.2, and the Indemnified Party shall be permitted to participate in the defense thereof and to employ separate counsel of its choice for such purpose at its own expense (except as otherwise provided in the last sentence of this Section 14.3.2).  After written notice by the Indemnifying Party to the Indemnified Party of its election to assume the defense and control of a Third Party Claim, the Indemnifying Party shall not be liable to such Indemnified Party for any legal fees or expenses subsequently incurred by such Indemnified Party for its own account.  Whether the Indemnifying Party or the Indemnified Party is defending and controlling any such Third Party Claim, it shall select counsel, contractors, experts and consultants of recognized standing and competence, shall take reasonable steps necessary in the investigation, defense or settlement thereof, and shall diligently and promptly pursue the resolution thereof.  The party conducting the defense thereof shall at all times act as if all Losses relating to the Third Party Claim were for its own account and shall act in good faith and with reasonable prudence to minimize Losses therefrom.  The Indemnified Party shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in connection with any Third Party Claim.  Notwithstanding anything to the contrary in this Section 14.3.2(a), (i) in any event the Indemnified Party shall have the right to control, pay or settle any Third Party Claim which the Indemnifying Party shall have undertaken to defend so long as (1) the Indemnified Party shall also waive any right to indemnification therefor by the Indemnifying Party, and (2)

the consent to the entry of any judgment, or the entry into any settlement, compromise or discharge, with respect to any such Third Party Claim, (I) does not impose monetary damages, injunctive or other equitable relief against the Indemnifying Party or any of its Affiliates, and (II) does not contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the Indemnifying Party or any of its Affiliates, and (ii) the Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party (x) for any period after notice thereof during which the Indemnifying Party has failed to assume the defense thereof, and (y) if, based on the advice of counsel, a conflict of interest exists between the Indemnifying Party and the Indemnified Party in respect of the matters subject to such Third Party Claim.

(b)                                 The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to the entry of any judgment, or enter into any settlement, compromise or discharge, with respect to any Third Party Claim, and the Indemnified Party shall be entitled to withhold its consent to a settlement of, or the entry of any judgment arising from, any Third Party Claims that (i) does not involve as the sole remedy monetary damages that are fully borne by the Indemnifying Party, (ii) does not contain an unconditional release of the Indemnified Party from all liabilities with respect to such Third Party Claim, (iii) imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, or (iv) contains or involves an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the Indemnified Party or any of its Affiliates.  Except as expressly provided in this Agreement, the Indemnified Party shall not consent to the entry of any judgment, or enter into any settlement, compromise or discharge of any Third Party Claim without the prior written consent of the Indemnifying Party, which may be conditioned or delayed in its reasonable discretion.

(c)                                  If an Indemnifying Party makes any payment on an Indemnified Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims or benefits of the Indemnified Party with respect to such claim.

(d)                                 Notwithstanding anything in this Article 14 to the contrary, in no event shall the Buyer Indemnified Parties be required to deliver any notice of any Third Party Claim relating to the matters for which the Buyer Parties are indemnified pursuant to Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) and which Third Party Claim had been made or was in existence prior to the Initial Closing Date.

14.3.3                                      The Parties agree that any indemnification payments made with respect to this Agreement, including under this Section 14.3, shall be treated for all Tax purposes as an adjustment to the purchase price hereunder unless otherwise required by Law (including by a determination of a Tax authority that, under applicable Law, is not subject to further review or appeal).

14.4                        Existing Claims.  LBHI acknowledges and agrees that, as of the date of this Agreement, (a) the Archstone Entities have suffered Losses in connection with the Acquisition Litigation, including legal fees and related expenses, and (b) LBHI shall be responsible for indemnifying and holding harmless the Buyer Indemnified Parties in accordance with Section 14.2.2 for all Losses of the Archstone Entities relating to the matters set forth in Section 14.2.2 (including all legal fees and related expenses, subject to Section 14.5, relating to such matters, except that LBHI shall not be required to indemnify the Buyer Indemnified Parties for any legal fees and related expenses, settlement payments or other amounts relating to the matters set forth in Section 14.2.2 to the extent that such legal fees and related expenses relate to services performed on or before September 30, 2012 or such settlement payment or other amounts were paid on or prior to September 30, 2012).  In the event LBHI fails to indemnify any Buyer Indemnified Party with respect to the matters set forth in Sections 14.2.2(d) or 14.2.2(e) in accordance with this Article 14, then all of the rights and interests of the Lehman Entities to indemnification pursuant to the terms of the Lehman IPAs with respect to the matters set forth in sections 12.2.2(b) and 12.2.2(c) thereof applicable with respect to periods beginning on or after October 1, 2012, shall, to the extent assignable, be automatically assigned to such Buyer Indemnified Party, without any further action by any Party hereto; provided, however, that after the Buyer Indemnified Parties have recovered the Losses for which LBHI failed to pay, the Buyer Indemnified Parties shall pay the Lehman Entities any remaining proceeds recovered by the Buyer Indemnified Parties pursuant to the Lehman IPAs.  For the avoidance of doubt, the Lehman Entities (i) do not make any representation or warranty regarding the effectiveness of such assignment, and (ii) shall be entitled to all of the rights of indemnification pursuant to the terms of the Lehman IPAs (and the Buyer Parties and Archstone Entities shall have no rights thereunder) unless LBHI fails to indemnify any Buyer Indemnified Parties with respect to matters set forth in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) (but in no event shall the Buyer Parties or Archstone Entities have any rights to indemnification under the Lehman IPAs with respect to any legal fees or related expenses incurred during any period prior to October 1, 2012 or any settlement payments or other amounts paid on or prior to September 30, 2012).  For the further avoidance of doubt, the assignment of the rights under the Lehman IPAs shall not be deemed to relieve LBHI of any Liability for failure to indemnify any Buyer Indemnified Parties as required hereunder.

14.5                        Litigation Cooperation.  With respect to the matters in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f), Proceedings exist as of the date hereof (the “Existing Proceedings”).  Seller shall defend and control the Existing Proceedings, and the Buyer Parties acknowledge (x) that counsel currently defending the Existing Proceedings satisfy the requirements of Section 14.3.2(a) and shall continue to defend the Existing Proceedings and any future litigation or Proceeding arising out of or relating to Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f), and (y) that LBHI shall not be required to indemnify any Buyer Indemnified Party for any of the fees and expenses of counsel employed by any Buyer Indemnified Party other than the reasonable fees and expenses of one set of counsel for all Buyer Indemnified Parties to monitor (but not actively participate in) the Existing Proceedings.  Each Buyer Indemnified Party shall, and shall cause each of the Archstone Entities to, at LBHI’s sole cost and expense, reasonably cooperate with Seller and the Lehman Entities in the defense of any Third Party Claim relating to any of the matters in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f), including (a) promptly informing Seller of the receipt of any notices, correspondence, Filings or other communications with respect to the matters described in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f), (b) by providing Seller or the Lehman Entities with access to records, documents or other information of the Archstone Entities or any of their Affiliates to the extent relevant to the matters described in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f), and (c) providing Seller and the Lehman Entities access to employees of the Archstone Entities and making such employees available for interviews and testimony as reasonably requested and upon reasonable notice (provided that such employees shall be made so available upon reasonable notice and for a reasonable time without charge other than out-of-pocket expenses).  For the avoidance of doubt, Buyer Parties shall, and shall cause each of the other Buyer Indemnified Parties to, cause the Archstone Entities not to enter into any settlement, compromise or discharge of any claims with respect to the matters described in Sections 14.2.2(c), 14.2.2(d), 14.2.2(e) and 14.2.2(f) without the prior written consent of Seller, which may be conditioned or delayed in its sole discretion.

14.6                        Third Party Recovery.  In calculating the amount of any Losses payable under this Article 14, there shall be deducted from any such Losses payable to the Indemnified Party an amount equal to any payment received from a third party (including an insurer) by such Indemnified Party in respect of any such Loss (or by an Archstone Entity, in respect of any Losses by the Archstone Entities for which the Indemnified Party is indemnified).  If an Indemnified Party recovers an amount from a third party (including an insurer) in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by the Indemnifying Party hereunder pursuant to this Article 14, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount actually received from the Third Party in respect thereof, over (ii) the full amount of the Loss.

ARTICLE 15
TERMINATION

15.1                        Termination of Agreement.  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Initial Closing as provided in this Article 15.

15.1.1                                      Consent.  ERPOP, AVB, Seller and LBHI may terminate this Agreement by mutual written consent.

15.1.2                                      Expiration; Illegality; Prohibition.  Either the Buyer Parties or LBHI may terminate this Agreement by written notice to the other Parties:

(a)                                 if the Initial Closing has not occurred on or before the Outside Closing Date (as such date may be extended in accordance with Section 2.4) (it being understood that the Buyer Parties may not terminate this Agreement pursuant to this Section 15.1.2(a) unless the closing conditions set forth in Sections 9.1, 9.2, or 10.1 (other than those conditions which by their nature are to be satisfied as part of the Initial Closing) have not been satisfied or they simultaneously pay the Seller Liquidated Damages Amount to LBHI or the applicable Lehman Designee in immediately available funds to a bank account designated in writing by LBHI); provided, however, that the right to terminate this Agreement under this Section 15.1.2(a) shall not be available to LBHI if the conditions set forth in Sections 10.1.1 and 10.1.2 are not satisfied;

(b)                                 if there is any Law that makes consummation of a Substantial Portion of the Contemplated Transactions illegal or otherwise prohibited; or

(c)                                  if a Governmental Authority of competent jurisdiction having valid enforcement authority issues a final Order, not subject to appeal, permanently restraining, prohibiting or enjoining any Buyer Party, Seller and/or any Lehman Entity from consummating a Substantial Portion of the Contemplated Transactions, provided that the right to terminate this Agreement pursuant to this Section 15.1.2(c) shall not be available to any Party that has initiated any Proceeding that results in such Order, or that has not taken any and all reasonable actions necessary to oppose, contest and resist, and to have lifted, rescinded or vacated, such order, decree or judgment before it became final and non-appealable.

15.1.3                                      Breach/Failure to Perform.

(a)                                 Either of the Buyer Parties may terminate this Agreement by written notice to LBHI in the event of a breach by Seller or any Lehman Entity of any representation, warranty, covenant or agreement under this Agreement, where the effect of such breach would be to cause any of the conditions to the Initial Closing set forth in Sections10.1.1 through 10.1.6 to not be satisfied, and such breach is not cured by Seller or a Lehman Entity, as applicable, within twenty (20) Business Days following receipt of written notice from any Buyer Party of the breach or alleged breach, which written notice shall state that, unless such breach is cured in accordance with this Section 15.1.3(a), a Buyer Party intends to terminate this Agreement (it being understood that such twenty (20) Business Day cure period (the “Seller Cure Period”) shall extend the then-current Outside Closing Date (and the other Buyer Party hereby consents to such termination).

(b)                                 LBHI may terminate this Agreement by written notice to the Buyer Parties in the event of a breach by the Buyer Parties of any representation, warranty, covenant or agreement under this Agreement, where the effect of such breach would be to cause any of the conditions to the Initial Closing set forth in Sections 11.1.1 through 11.1.6 to not be satisfied, and such breach is not cured by the Buyer Parties within twenty (20) Business Days following receipt of written notice from LBHI of the breach or alleged breach, which written notice shall state that, unless such breach is cured in accordance with this Section 15.1.3(b), that LBHI intends to terminate this Agreement (it being understood that such twenty (20)-Business Day cure period (the “Buyer Cure Period”) shall not extend the then-current Outside Closing Date, unless (i) the Buyer Parties have certified that the Buyer Parties are ready, willing and able to, and unconditionally obligated to, proceed immediately with the Initial Closing on or prior to the then-current Outside Closing Date, and (ii) Seller and LBHI have indicated that they are not ready, willing and able to, and unconditionally obligated to, proceed immediately with the Initial Closing as a result of the breach by the Buyer Parties of the conditions set forth in Section 11.1.1 or Section 11.1.2, in which case, the then-current Outside Closing Date shall be extended by the Buyer Cure Period).

15.1.4                                      Satisfaction of Conditions to Closing.

(a)                                 Either of the Buyer Parties, on the one hand, or LBHI, on the other hand, may terminate this Agreement by written notice to the other Parties if any event shall occur after the date of this Agreement that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to perform its obligations hereunder; provided that (i) Buyer Parties shall not have the right to terminate this Agreement pursuant to this Section 15.1.4(a) if any Buyer Party is then in breach of any representations, warranties, covenants or other agreements hereunder (I) that would result in the closing conditions set forth in Sections 9.1, 9.2 and  11.1.1 through 11.1.6 not being satisfied, and (II) that has not been cured following the Buyer Cure Period, and (ii) LBHI shall not have the right to terminate this Agreement pursuant to this Section 15.1.4(a) if LBHI, Seller or any other Lehman Entity is then in breach of representations, warranties, covenants or other agreements hereunder that (x) would result in the closing conditions set forth in Sections 9.1, 9.2 and  10.1.1 through 10.1.6 not being satisfied, and (y) that have not been cured following the Seller Cure Period (and if either Buyer Party terminates pursuant to this Section 15.1.4(a), the other Buyer Party hereby consents to such termination).

(b)                                 If all of the conditions precedent to the Buyer Parties’ obligations to perform their obligations to consummate the Contemplated Transactions hereunder (other than any Contemplated Transactions relating to Deferred Closing Assets for which an Extension Closing will occur and other than those conditions which by their nature are to be satisfied as part of the Initial Closing) have been satisfied and the Buyer Parties fail to timely perform such obligations by the then-current Outside Closing Date (as extended in accordance with Section 2.4), LBHI may terminate this Agreement.

15.2                        Effect of Termination.  In the event of the termination of this Agreement and the abandonment of the Contemplated Transactions pursuant to Section 15.1:

15.2.1                                      this Agreement shall forthwith terminate, except that Section 13.7, Section 13.10, this Section 15.2, Section 15.3 and Article 16, the obligations of the Buyer Parties set forth on Schedule 12.3 and all applicable definitions in this Agreement shall survive such termination;

15.2.2                                      each member of the Buyer Group shall return all documents, work papers and other materials (and all copies thereof) obtained from any Lehman Entity, any Archstone Entity, Seller or any of their respective Representatives relating to the Contemplated Transactions, whether so obtained before or after the execution hereof, to Seller and otherwise comply with the terms of the confidentiality agreements described in Section 12.6;

15.2.3                                      Seller and LBHI shall return all documents, work papers and other materials (and all copies thereof) obtained from any member of the Buyer Group or any of its Representatives relating to the Contemplated Transactions, whether so obtained before or after the execution hereof, to ERPOP or AVB, as applicable;

15.2.4                                      all filings, applications and other submissions made to any Person, including any Governmental Authority, in connection with the Contemplated Transactions shall, to the extent practicable, be withdrawn from such Person;

15.2.5                                      there shall be no Liability on the part of any Buyer Party, except to the extent, and solely to the extent, provided in Section 15.3.1 (except as expressly provided in the last sentence of Section 2.1.1); and

15.2.6                                      there shall be no Liability on the part of Seller or LBHI hereunder, except to the extent, and solely to the extent, provided in Section 15.3.2 and Section 15.3.3 (subject to the proviso appearing at the end of Section 15.3.3).

15.3                        Remedies.

15.3.1                                      In the event that this Agreement is terminated by LBHI in accordance Section 15.1.3(b), Section 15.1.4(a) (at a time when any of the conditions set forth in Section 9.1, 9.2, 11.1.1, 11.1.2, 11.1.4, 11.1.5 or 11.1.6 have not been satisfied following the Buyer Cure Period) or Section 15.1.4(b), then the Buyer Parties shall pay to Seller, within five (5) Business Days following the date of such termination, the Seller Liquidated Damages Amount in immediately available funds to a bank account designated in writing by Seller, it being understood that, in no event shall the Buyer Parties, collectively, be required to pay the Seller Liquidated Damages Amount on more than one occasion.  Other than as provided in Section 3(e) of Schedule 12.3, the right of Seller and the Lehman Entities, collectively, to receive payment of the Seller Liquidated Damages Amount shall be their sole and exclusive remedy under this Agreement for any Losses suffered by Seller or the Lehman Entities as a result of the failure of the Initial Closing to occur (including as a result of a breach or failure by any Buyer Party to perform its obligations hereunder or any willful breach or fraud on the part of any Buyer Party); provided, however, if LBHI or Seller commences a suit against any of the Buyer Parties in order to obtain such payment, the prevailing party (after a final, non-appealable judgment of a court of competent jurisdiction) shall be entitled to recover from the other party its documented reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit (including any and all appeals).  Upon payment of such amounts, none of the Buyer Related Parties shall have any further liability or obligation as a result of the failure by any Buyer Party to consummate the Initial Closing (other than as provided in Section 3(e) of Schedule 12.3). Upon payment of the Seller Liquidated Damages Amount (and any amounts due and owing pursuant to Section 3(e) of Schedule 12.3), none of the Buyer Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, and no Person shall have any rights or claims against the Buyer Related Parties under this Agreement or otherwise, whether at Law or equity, in contract, in tort or otherwise. For purposes of clarity, the Parties acknowledge and agree that neither Seller nor any of the Lehman Entities shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Buyer Parties or otherwise obtain any other relief at Law, equity or otherwise to obtain specific performance (except as specifically provided in Sections 2.1.1 and 2.5.2(h) and except as provided in the proviso appearing in the parenthetical at the end of Section 15.4).

15.3.2                                      In the event that this Agreement is terminated by the Buyer Parties in accordance with Sections 15.1.3(a) or 15.1.4(a) (at a time when any of the conditions set forth in Section 9.1, 9.2, 10.1.1, 10.1.2, 10.1.4, 10.1.5 or 10.1.6 have not been satisfied following the Seller Cure Period), then LBHI shall pay to the Buyer Parties, within five (5) Business Days following the receipt of a written demand and documentation supporting the amount set forth therein, an amount in cash equal to all actual and documented out-of-pocket costs and expenses (including attorneys’ fees and fees payable pursuant to the Reimbursement Agreements referenced in Section 13.12 (with legal and accounting fees being based on standard hourly billing), but, for the avoidance of doubt, excluding any fees payable to financial advisors other than their out-of-pocket costs) incurred by the Buyer Parties and their respective Affiliates and Representatives in connection with the Contemplated Transactions prior to the date of such termination (the “Expenses Amount”).  Except as set forth in Section 15.3.3, the right of the Buyer Parties, collectively, to receive payment of the Expenses Amount shall be their sole and exclusive remedy under this Agreement for any Losses suffered by the Buyer Parties or their Affiliates as a result of the termination of this Agreement by the Buyer Parties in accordance with Sections 15.1.3(a) or 15.1.4(a) as a result of a breach of this Agreement by Seller, any of the Lehman Entities or any of the Archstone Entities.  Subject to Section 15.3.3, upon payment of such amount, none of LBHI, Seller, any Archstone Entity or any of their Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, and no Person shall have any rights or claims against Seller, LBHI, any Archstone Entity or any of their Affiliates under this Agreement or otherwise, whether at Law or equity, in contract, in tort or otherwise.  The Parties acknowledge and agree that the right of the Buyer Parties to terminate this Agreement in accordance with Sections 15.1.3(a) or 15.1.4(a) as a result of a breach of this Agreement by Seller, any of the Lehman Entities or any of the Archstone Entities and recover the Expenses Amount shall not preclude the exercise of the Buyer Parties’ rights under Section 15.4 prior to a termination of this Agreement pursuant to Section 15.1.3(a) or Section 15.1.4(a);.

15.3.3                                      In addition, in the event that this Agreement is terminated by the Buyer Parties in accordance with Sections 15.1.3(a) or 15.1.4(a) as a result of a breach by Seller or LBHI of their representations, warranties, covenants or agreements hereunder resulting from the willful misconduct or gross negligence of Seller or LBHI that has had or would reasonably be expected to have a material adverse impact on the Contemplated Transactions for the Buyer Parties, then the Buyer Parties shall be entitled to all remedies available at Law or equity arising from such breach; provided that to the extent that the Buyer Parties bring any action seeking specific performance of any of Seller’s or LBHI’s obligations hereunder, the Buyer Parties shall be deemed to have waived their rights under this Section 15.3.3.

15.3.4                                      Seller and the Lehman Entities agree that (a) the Contemplated Transactions are unique and that damages for failure by the Buyer Parties to consummate the Contemplated Transactions will be extremely difficult and impracticable to ascertain, (b) the Seller Liquidated Damages Amount is a reasonable and rational estimate at this time and is an acceptable damages amount to Seller and the Lehman Entities upon the occurrence of the events described in Section 15.3.1, and (c) the Seller Liquidated Damages Amount is not intended as a penalty, but as full liquidated damages under this Agreement and as compensation for Seller’s and the Lehman Entities’ losses and other expenses associated with the failure of the Buyer Parties to close the Contemplated Transactions pursuant to this Agreement.  The agreements contained in this Section 15.3 are an integral part of the Contemplated Transactions and the Parties agree that, without these agreements, the Parties would not enter into this Agreement.  In addition, the Parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the Parties hereby waive any such requirement of such a bond or undertaking.

15.4                        Specific Performance.  The Parties agree that the Buyer Parties would suffer irreparable damage in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that, subject to the terms of Section 15.3, each of the Buyer Parties shall be entitled to specific performance of the terms hereof pursuant to this Section 15.4.  It is accordingly agreed that, subject to the terms and conditions of Section 15.3, any Buyer Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by LBHI and to enforce specifically the terms and provisions of this Agreement; it being understood and agreed that, notwithstanding the first sentence of this

Section 15.4 or anything else in this Agreement to the contrary, a Buyer Party’s right to specific performance to require LBHI to consummate the Initial Closing or any Extension Closing shall remain subject to the satisfaction (or waiver by the applicable Party) of the conditions to the Initial Closing or any Extension Closing, as applicable, hereunder.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.  Except as set forth in Section 15.3.2 and Section 15.3.3 following a termination pursuant to Section 15.1.3(a) or Section 15.1.4(a), the Buyer Parties and their Affiliates shall not be entitled to any monetary damages if LBHI or Seller fail to close the Contemplated Transactions (but this does not limit the obligations of LBHI pursuant to Article 14 after the Initial Closing).  For the avoidance of doubt, Seller and the Lehman Entities shall not have any right under this Section 15.4 or otherwise to obtain a temporary restraining order, an injunction, specific performance, or any other equitable relief that may be available from a court of competent jurisdiction to cause the consummation of the Initial Closing or any Extension Closing (except as specifically set forth in Sections 2.1.1 and 2.5.2(h)), provided that Seller and the Lehman Entities do not waive any rights to specific performance of covenants that apply solely after the Initial Closing.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1                        Notices.  All notices, consents and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be deemed to have been duly given (a) when delivered by hand or by Federal Express or a similar overnight courier to (or if that day is not a Business Day, or if delivered after 5:00 p.m., New York, New York time on a Business Day, on the first following day that is a Business Day), (b) five (5) days after being deposited in any United States Post Office enclosed in a postage prepaid, registered or certified envelope addressed to, or (c) when successfully transmitted by facsimile (with a confirming copy of such communication to be sent as provided in clauses (a) or (b) above) to, the Party for whom intended, at the address or facsimile number for such Party set forth below (or to such other address or facsimile number and with such other copies, as such Party may hereafter specify for the purpose by notice to the other Party):

(a)                                 if to Seller or any Lehman Entity, to:

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, New York 10020

Facsimile No.: (646) 834-0874

Attention: Joelle Halperin

and

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, New York 10020

Facsimile No.: (646) 834-4340

Attention: Douglas W. Sesler

and

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, New York 10020

Facsimile No: (646) 834-4340

Attention: Jeffrey Fitts

with copies (which shall not constitute notice) to:

Weil Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Facsimile No.: (212) 310-8007

Attention: W. Michael Bond

Raymond O. Gietz

David Herman

(b)                                 if to AVB, to:

AvalonBay Communities, Inc.

671 N. Glebe Road, Suite 800

Arlington, VA 22203

Facsimile No.: (703) 329-4830

Attention: Kevin P. O’Shea

with a copy (which shall not constitute notice) to:

AvalonBay Communities, Inc.

671 N. Glebe Road, Suite 800

Arlington, VA 22203

Facsimile No.: (703) 329-4830

Attention: Edward M. Schulman

and to:

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Facsimile No.: (617) 523-1231

Attention: John T. Haggerty

(c)                                  if to EQR or ERPOP, to:

Equity Residential

Two N. Riverside Plaza, Suite 400

Chicago, Illinois  60606

Facsimile No.:  (312) 526-9252

Attention:  Mark Parrell, EVP and Chief Financial Officer

with copies (which shall not constitute notice) to:

Equity Residential

Two N. Riverside Plaza, Suite 400

Chicago, Illinois  60606

Facsimile No.: (312) 526-0680

Attention:  Bruce Strohm, EVP and General Counsel

and to:

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

Facsimile No.: (202) 637-5910

Attention:  J. Warren Gorrell, Jr.

Bruce W. Gilchrist

and to:

Morrison & Foerster LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006

Facsimile No.: (202) 785-7522

Attention:  David P. Slotkin

16.2                        Entire Agreement.  This Agreement (including the other Transaction Documents, and the other documents and instruments referred to herein and therein) and the Disclosure Schedules sets forth the entire agreement and understanding of the Parties in respect of the Contemplated Transactions and supersedes all prior discussions, negotiations, agreements, arrangements and understandings, whether oral or written, relating to the subject matter hereof and thereof.  There are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

16.3                        Amendments and Waivers.

16.3.1                                      Any provision of this Agreement may be amended or modified only by a written instrument signed by Seller, LBHI, ERPOP and AVB.

16.3.2                                      No waiver hereunder shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  Except as otherwise provided herein, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.

16.4                        Governing Law.  This Agreement shall be construed, performed and enforced in accordance with the laws of the State of Delaware (without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction).  Notwithstanding anything to the contrary contained in this Agreement, each of the Parties agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) against any of the AVB Lenders or the ERPOP Lenders in any way relating to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

16.5                        Jurisdiction and Venue.

16.5.1                                      Each of the Parties irrevocably agrees that any legal action or Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware and any state appellate courts therefrom within the State of Delaware.  Each of the Parties hereby irrevocably submits with regard to any such action or Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts, agrees that it will not bring any Proceeding relating to this Agreement or the Contemplated Transactions in any court other than the aforesaid courts and waives any objection to venue laid therein.  Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the State of Delaware.  Without limiting the foregoing, Sellers and the Buyer Parties agree that service of process upon such Party at the address referred to in Section 16.1, together with written notice of such service to such Party, shall be deemed effective service of process upon such Party.

16.5.2                                      Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 16.1, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Proceeding in such court is brought in an inconvenient forum, (ii) the venue of such Proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

16.5.3                                      Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the AVB Lenders or the ERPOP Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

16.6                        WAIVER OF TRIAL BY JURY.

16.6.1                                      EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR CLAIM WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS WHETHER ARISING IN CONTRACT OR TORT OR OTHERWISE.  THIS WAIVER MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS

SECTION 16.6.1) AND EXECUTED BY EACH OF THE PARTIES HERETO).  THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY OTHER AGREEMENTS OR DOCUMENTS RELATING TO THE CONTEMPLATED TRANSACTIONS.  The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of the Contemplated Transactions, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims.  In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

16.6.2                                      EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER,  (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.6.

16.7                        Binding Effect.  This Agreement will be binding upon, inure solely to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns.  Notwithstanding anything to the contrary contained in this Agreement, (i) neither Seller nor any of its subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any right or claim against any of the AVB Lenders or the ERPOP Lenders, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise and (ii) the AVB Lenders or the ERPOP Lenders shall not have any liability (whether in contract, in tort or otherwise) to Seller or any of its subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating to in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise.  Notwithstanding anything to the contrary in the foregoing, nothing herein shall prohibit, limit or modify any action by the Buyer Parties to enforce the rights or obligations contained in the Debt Commitment Letters to the extent permitted therein.

16.8                        Interpretation.  As used in this Agreement and required by the context, the singular and plural shall be deemed to include all genders; words importing persons shall include partnerships, corporations and other entities; when reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of this Agreement unless otherwise indicated; and the terms “herein,” “hereof” and “hereunder” or other similar terms, refer to this Agreement as a whole and not only to the particular sentence, subsection or section in which any such term may be employed.  Whenever in this Agreement the word “including” is used, it shall be deemed to be for purposes of identifying only one or more of the possible alternatives, and the entire provision in which such word appears shall be read as if the phrase “including without limitation” were actually used in the text.  The section headings herein are for convenience only and shall not affect the construction hereof.  All references to dollars (or the symbol “$”) contained herein shall be deemed to refer to United States dollars.  Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.  Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”.  With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject thereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

16.9                        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, such term, provision, covenant or restriction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall use Commercially Reasonable Efforts to negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in an acceptable manner in order that the Contemplated Transactions shall be consummated as originally contemplated to the fullest extent possible.

16.10                 Counterparts.  This Agreement may be executed and delivered in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  It is the express intent of the Parties to be bound by the exchange of signatures on this Agreement via facsimile or electronic mail via the portable document format (PDF).  A facsimile or other copy of a signature shall be deemed an original.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed by the other Parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

16.11                 Third Parties.  Except as otherwise expressly provided herein (including Section 13.14.2 in regard to the Archstone Indemnitees), no provision of this Agreement is intended or shall confer on any Person, other than the Parties (and their successors and permitted assigns), any rights under this Agreement and no other Person shall be entitled to rely thereon.  Notwithstanding the foregoing, the AVB Lenders and the ERPOP Lenders shall be third party beneficiaries to this Section 16.11 and Sections 15.3, 16.4, 16.5, 16.6 and 16.7.

16.12                 Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, delegated or otherwise transferred by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties.  Notwithstanding the foregoing, any Party shall have the right to assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of the other Parties, (i) to any Affiliate of such Party, or (ii) at any time after the Initial Closing, to any purchaser of all or substantially all of the assets or Equity Interests (whether by merger, recapitalization, reorganization or otherwise) of such Party; provided that, in the case of each of clauses (i) through (ii), no such assignment or delegation shall relieve such Party of any of its obligations hereunder. Any attempted assignment, delegation or transfer in violation of this Section 16.12 shall be null and void.

16.13                 Joint and Several Obligations.  For purposes of clarity, (a) all obligations, representations, warranties, covenants and undertakings (to the extent they survive) of the Buyer Parties, the Buyer Designees, ERPOP or AVB set forth in this Agreement, including pursuant to Section 2.2.1, Section 2.2.2, Section 2.3.2, Section 2.3.3, Section 2.5.2(h),  Section 2.6.3, Section 13.1.1, Section 13.1.4, Section 13.6.1, Section 13.14 and Section 14.2.1, shall be the joint and several obligations, representations, warranties, covenants and undertakings of ERPOP and AVB, and (b) all obligations, representations, warranties, covenants and undertakings (to the extent they survive) of Seller or LBHI set forth in this Agreement shall be the joint and several obligations, representations, warranties, covenants and undertakings of Seller and LBHI.

16.14                 Cash Payments.  All cash amounts payable pursuant to the terms and conditions of this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated by the applicable Party to receive such cash amount, which account or accounts shall be designated no later than three (3) days prior to the Initial Closing Date or other date of applicable payment hereunder, unless otherwise agreed to by the applicable Parties.

16.15                 Schedules and Exhibits.  The schedules and exhibits, if any, referenced in this Agreement constitute an integral part of this Agreement and are incorporated herein by reference and made a part hereof.  Any information disclosed in a schedule or a section of any such schedule shall be deemed to be disclosed in such other schedules or sections of any such schedule to the extent that the disclosure is reasonably apparent from its face to be applicable to such other schedule or section of any such schedule.  Disclosure of any fact or item in any schedule shall not be deemed to constitute an admission that such item or fact is material for the purposes of this Agreement.

16.16                 Time Periods.  Any action required hereunder to be taken within a certain number of days shall, unless otherwise provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a legal holiday, the period during which such action may be taken shall be extended to the next Business Day.  Time shall be of the essence with respect to all obligations under this Agreement.

16.17                 No Recourse Against Non-Parties.  All claims or causes of action (whether in contract or in tort, at Law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) or the Contemplated Transactions, may be made only against the entities that are expressly identified as Parties hereto.  No Person who is not a named Party to this Agreement, including any director, trustee, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named Party to this Agreement (“Non-Party Affiliates”), shall have any Liability (whether in contract or in tort, at Law or in equity, or based upon any theory that seeks to impose Liability of an entity Party against its owners or affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such Liabilities, claims and obligations against any such Non-Party Affiliates.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date set forth above.

EQR:

EQUITY RESIDENTIAL

By:	/s/ Bruce C. Strohm
	Name:	Bruce C. Strohm
	Title:	Executive Vice President and General Counsel

ERPOP:

ERP OPERATING LIMITED PARTNERSHIP

By: Equity Residential, its General Partner

By:	/s/ Bruce C. Strohm
	Name:	Bruce C. Strohm
	Title:	Executive Vice President and General Counsel

AVB:

AVALONBAY COMMUNITIES INC.

By:	/s/ Timothy J. Naughton
	Name:	Timothy J. Naughton
	Title:	Chief Executive Officer and President

SELLER:

ARCHSTONE ENTERPRISE LP

By: Archstone Enterprise GP LLC, its general partner

By: Archstone Multifamily JV LP, its sole member

By: Archstone Multifamily GP LLC, its general partner

By: Archstone Multifamily (Governance) LLC, its sol member

By: REPE Archstone GP Holding, LLC, its managing member

By:	/s/ Jeffrey Fitts
	Name:	Jeffrey Fitts
	Title:	Authorized Signatory

2

LBHI:

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Jeffrey Fitts
	Name:	Jeffrey Fitts
	Title:	Authorized Signatory

3